UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2025

COMMISSION FILE NUMBER 000-20115

METHANEX CORPORATION

(Translation of registrant’s name into English)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form  40-F ☒

EXECUTION

METHANEX CORPORATION and METHANEX US OPERATIONS INC.

as Borrowers

- and -

ROYAL BANK OF CANADA

as Agent Bank

- and –

THOSE INSTITUTIONS WHOSE NAMES ARE SET FORTH

ON THE EXECUTION PAGES HEREOF UNDER

THE HEADINGS “LENDERS”

as Lenders

SECOND 2024 AMENDED AND RESTATED CREDIT AGREEMENT

BANK OF AMERICA, N.A., CANADA BRANCH; JPMORGAN CHASE BANK, N.A.; THE BANK OF NOVA SCOTIA; BNP PARIBAS, ACTING THROUGH ITS CANADA BRANCH; and HSBC BANK USA, N.A.

Syndication Agent Banks

RBC CAPITAL MARKETS INC.

Lead Arranger and Bookrunner

Dated for reference October 29, 2024

Methanex Second 2024 ARCA

Methanex Second 2024 ARCA

Methanex Second 2024 ARCA

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Section 12.20	Counterparts	138

Section 12.21	AML Legislation	138

Section 12.22	Counterparts; Electronic Execution	139

FORM OF SOLVENCY CERTIFICATE		1

SCHEDULES

1	Lenders; Commitments
2	Borrowing Notice
3	Closing Date Conditions
4	Interest Rate Election
5	Issue Notice
6	Letter of Credit
7	Notice Periods
8	Corporate Matters
9	Certain Existing Liens, etc.
10	Solvency Certificate
11	Change of Control
12	Applicable Margin
13	Compliance Certificate
14	Form of ICR Waiver Period Election
15	Form of Notice of Repayment
16	Medicine Hat Site
17	Form of ICR Waiver Period Certificate

Methanex Second 2024 ARCA

THIS AMENDED AND RESTATED CREDIT AGREEMENT is dated for reference October 29, 2024

AMONG:

METHANEX CORPORATION

as Borrower

OF THE FIRST PART

AND:

METHANEX US OPERATIONS INC.

as Borrower

OF THE SECOND PART

AND:

ROYAL BANK OF CANADA

as Agent Bank

OF THE THIRD PART

AND:

THOSE INSTITUTIONS WHOSE NAMES ARE SET

FORTH ON THE EXECUTION PAGES HEREOF UNDER

THE HEADINGS “LENDERS”

as Lenders

OF THE FOURTH PART

WHEREAS the parties other than the New Lenders are party to an amended and restated credit agreement dated for reference April 24, 2024 (the “First 2024 ARCA”), which is a ninth amendment and restatement of an original credit agreement dated for reference July 31, 2009 amongst the parties (such original credit agreement, as heretofore amended and restated, the “2009 Credit Agreement”), and the parties have now agreed to certain amendments thereto (and, in the case of the New Lenders, to become a Lender) and in that regard have agreed that the 2009 Credit Agreement will be further amended and restated by this amended and restated credit agreement (“this agreement”) effective on the Effective Date in respect of the Effective Date Amendments and the Closing Date in respect of the Closing Date Amendments;

Methanex Second 2024 ARCA

AND WHEREAS the Credit Facility (as defined in the First 2024 ARCA) will become two facilities, namely:

(a)	the Revolving Facility, comprised of two Tranches (being Revolver A and Revolver B); and

(b)	Term Loan A, comprised of two Tranches (being Term C and Term D).

NOW THEREFORE in consideration of the mutual covenants and agreements herein set forth and other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, the parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

As used in this agreement, the following terms shall have the following meanings:

(1)	“Acceptable Replacement Security” has the meaning set forth in Section 2.1(7).

(2)

“Accommodation” means (i) an Advance made by a Lender on the occasion of any Borrowing pursuant to a Borrowing Notice, and (ii) the issue of a Letter of Credit by a Revolving Lender on the occasion of any Issuance pursuant to an Issue Notice.

(3)	“Acquisition” means the acquisition by Methanex, through one or more of its direct or indirect subsidiaries, of:

(a)

one hundred percent (100%) of the issued and outstanding shares of common stock of OCI USA Inc. (a Delaware corporation) from Iapetus B.V. (a private company incorporated under the Laws of the Netherlands);

(b)

one hundred percent (100%) of the issued and outstanding shares in the capital of BioMethanol Chemie Holding II B.V. (a private company incorporated under the Laws of the Netherlands) from OCI Chem 3 B.V. (a private company incorporated under the Laws of the Netherlands); and

(c)

if the Specified Action has been Successfully Resolved and the conditions of the JV Holdco Sale (as defined in the Purchase Agreement) have been satisfied as described in the Purchase Agreement, one hundred percent (100%) of the issued and outstanding shares of Firewater Holding LLC (a Delaware limited liability company) from OCI Chem 2 B.V. (a private company incorporated under the Laws of Netherlands), pursuant to the Purchase Agreement.

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(4)	“Additional Compensation” has the meaning set forth in Section 2.9.

(5)

“Adjusted Daily Compounded CORRA” means, for purposes of any calculation, the rate per annum equal to (i) Daily Compounded CORRA for such calculation, plus (ii) the Daily Compounded CORRA Adjustment; provided that, if Adjusted Daily Compounded CORRA as so determined shall be less than the Floor, then Adjusted Daily Compounded CORRA shall be deemed to be the Floor.

(6)

“Adjusted Term CORRA” means, for purposes of any calculation, the rate per annum equal to (i) Term CORRA for such calculation, plus (ii) the Term CORRA Adjustment; provided that, if Adjusted Term CORRA as so determined shall ever be less than the Floor, then Adjusted Term CORRA shall be deemed to be the Floor.

(7)	“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (i) Term SOFR for such calculation, plus (ii) the Term SOFR Adjustment.

(8)

“Advance” means an advance of monies made by a Lender hereunder. Advances may be denominated in US Dollars (a “US Dollar Advance”) or (in the case of the Revolving Facility) Canadian Dollars (a “Canadian Dollar Advance”), and:

(a)	a US Dollar Advance shall be designated from time to time, by election of the relevant Borrower, a “SOFR Advance” or a “US Base Rate Advance”;

(b)

a Canadian Dollar Advance shall be designated from time to time, by election of the relevant Borrower, a “Cdn Prime Rate Advance”, a “Term CORRA Advance” or (after a Canadian Benchmark Transition Event has occurred with respect to the Term CORRA Reference Rate) a “Daily Compounded CORRA Advance”; and

(c)	each of a SOFR Advance, a US Base Rate Advance, a Cdn Prime Rate Advance, a Term CORRA Advance or a Daily Compounded CORRA Advance is a “type” of Advance.

(9)

“affiliate” means, with respect to any person (the “first person”), any other person which directly or indirectly controls (or is a member of a group which directly or indirectly controls), or is under common control with, or is controlled by, the first person. As used in this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise); provided that, in any event and without limitation, any person or group of persons (known to Methanex to comprise a group) which owns directly or indirectly (i) (in the case of Methanex) more than 10% (and more than any other person or group of persons) or (ii) (in other cases) more than 50% of the securities having ordinary voting power for the election of directors or other governing body of a corporation or more than 50% of the partnership or other ownership interests of any other person will be deemed to control such corporation or other person. Notwithstanding the foregoing, neither the Agent Bank nor any Lender shall be

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deemed to be an affiliate of Methanex solely by reason of its agency role or lending relationship.

(10)	“Agency” means any public debt rating agency of international repute, and shall include each of the following:

(a)	Moody’s; and

(b)	S&P.

(11)	“Agent Bank” means Royal Bank of Canada in its capacity as administrative agent and any successor Agent Bank appointed in accordance with article 11.

(12)	“Agent Bank Advance” has the meaning set forth in Section 2.1(5)(b)(i).

(13)	“AML Legislation” has the meaning set forth in Section 12.21.

(14)

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction (including without limitation the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, and the UK Bribery Act 2010) applicable to either Borrower or any of Methanex’s subsidiaries from time to time concerning or relating to bribery or corruption.

(15)

“Applicable Margin” means, in respect of each type of Accommodation, the applicable margin as set forth in schedule 12 annexed hereto. The Applicable Margin shall be determined from time to time by the Agent Bank, whose determination shall be conclusive and binding for all purposes hereof, absent demonstrated error. The Agent Bank shall provide notice to the Borrowers and the Lenders of any change in the Applicable Margin; provided that any change in the Applicable Margin shall be effective on the date upon which the change in the applicable Rating occurred.

(16)	“Approved Securities” means:

(a)

bonds or other evidences of indebtedness of or fully guaranteed by the government of Canada or any province thereof or the United States of America or any state thereof, payable in Canadian Dollars or US Dollars and rated A2 (or the then equivalent grade) or higher by Moody’s or A (or the then equivalent grade) or higher by S & P in the United States of America or rated A (or the then equivalent grade) or higher by DBRS in Canada;

(b)

commercial paper or finance company paper rated Prime-1 (or the then equivalent grade) or higher by Moody’s or A-1 (or the then equivalent grade) or higher by S & P in the United States of America or rated R-1 (or the then equivalent grade) or higher by DBRS in Canada;

(c)	bankers acceptances of a Canadian chartered bank rated A2 (or the then equivalent grade) or higher by Moody’s or A (or the then equivalent grade) or higher by S & P; and

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(d)

money market funds where the underlying securities are fully guaranteed by the government of Canada or any province thereof or the United States of America or any state thereof, payable in Canadian Dollars or US Dollars and rated A2 (or the then equivalent grade) or higher by Moody’s or A (or the then equivalent grade) or higher by S & P in the United States of America or A (or the then equivalent grade) or higher by DBRS in Canada;

and having a maturity that is not in excess of one year from the date of purchase and is otherwise selected to facilitate any payments expected to be made hereunder; Approved Securities shall not include:

(e)	bonds and other evidences of indebtedness, commercial paper or finance company paper issued by Methanex or an affiliate thereof;

(f)	a direct investment in asset-backed securities; or

(g)

securities described in (b) and with respect to which the relative liquidity of the relevant market would create a reasonable expectation that such securities would trade at a material discount to their value in a fully liquid market.

(17)	“Assignee” shall have the meaning ascribed thereto in Section 12.10(3)(b).

(18)	“Atlas” means Atlas Methanol Company Unlimited.

(19)	“Atlas Condition” means that, at the relevant time, Atlas has no Debt other than (i) shareholder loans made to Atlas, and (ii) Non-Recourse Debt that does not exceed $20 million in the aggregate.

(20)

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the lesser of (i) the fair market value of the property subject to such Sale/Leaseback Transaction (as determined in good faith by the directors of Methanex), or (ii) the present value (discounted at a rate per annum equal to 4.25%, compounded annually) of the total obligations of the lessee for rental payments (excluding amounts required to be paid on account of operating costs, maintenance and repairs, insurance, Taxes, assessments, utility rates and similar charges) during the remaining term of such lease (including any period for which such lease has been extended).

(21)	“Beneficial Ownership Regulation” means 31 C.F.R. subsection 1010.230.

(22)	“Beneficiary” means, in respect of any Letter of Credit, the beneficiary specified therein.

(23)	“borrowed monies”, when used in conjunction with the expression “Debt”, shall have the meaning set forth in the definition of “Debt”.

(24)	“Borrower” means, as the context requires, Methanex or the US Borrower, and “Borrowers” means Methanex and the US Borrower together.

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(25)	“Borrower Party” means, collectively, Methanex, the US Borrower and each affiliate of Methanex from time to time party to a Credit Facility Document.

(26)

“Borrower’s Account” means, in respect of a Borrower, such Canadian Dollar or US Dollar account maintained by such Borrower with Royal Bank as such Borrower may designate from time to time by notice given to the Agent Bank, and may refer (as the context requires) to a separate account or sub-account established in the other currency.

(27)	“Borrowing” means a borrowing consisting of one or more Advances.

(28)	“Borrowing Notice” means a notice of a request for a Borrowing substantially in the form annexed as schedule 2 hereto, as defined in Section 3.2(1).

(29)

“Bridge Facility” means a senior bridge loan facility obtained by Methanex (or Methanex together with one or more of its subsidiaries) in the event that all of the Permanent Financing is not issued, or the proceeds thereof are not made available to Methanex (or Methanex together with one or more of its subsidiaries), in each case on or prior to the Closing Date.

(30)	“Business Day” means a day:

(a)	on which chartered banks are open for over-the-counter business in Toronto and Vancouver (excluding Saturday, Sunday and any other day which is a statutory holiday in Toronto or Vancouver); and

(b)	when used in connection with:

(i)	US Base Rate Advances and payments in connection therewith, is also a day (other than Saturday or Sunday) on which banks are open for over-the-counter business in New York City; and

(ii)	SOFR Advances or any other calculation or determination involving SOFR, is also a U.S. Government Securities Business Day.

(31)	“Canadian Available Tenor” means, as of any date of determination and with respect to the then-current Canadian Benchmark, as applicable:

(a)

if such Canadian Benchmark is a term rate, any tenor for such Canadian Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this agreement; or

(b)

otherwise, any payment period for interest calculated with reference to such Canadian Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Canadian Benchmark pursuant to this agreement,

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in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Canadian Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 3.6(4).

(32)

“Canadian Benchmark” means, initially, the Term CORRA Reference Rate; provided that, if a Canadian Benchmark Transition Event has occurred with respect to the Term CORRA Reference Rate, Daily Compounded CORRA or the then-current Canadian Benchmark, then “Canadian Benchmark” means the applicable Canadian Benchmark Replacement to the extent that such Canadian Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.6(1).

(33)	“Canadian Benchmark Replacement” means, with respect to any Canadian Benchmark Transition Event:

(a)	where a Canadian Benchmark Transition Event has occurred with respect to the Term CORRA Reference Rate, Daily Compounded CORRA; and

(b)

where a Canadian Benchmark Transition Event has occurred with respect to a Canadian Benchmark other than the Term CORRA Reference Rate, the sum of: (i) the alternate benchmark rate that has been selected by the Agent Bank and the Borrowers giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Canadian Governmental Body, or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Canadian Benchmark for Canadian Dollar-denominated syndicated credit facilities, and (ii) the related Canadian Benchmark Replacement Adjustment.

If the Canadian Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Canadian Benchmark Replacement will be deemed to be the Floor for the purposes of this agreement and the other Credit Facility Documents.

(34)

“Canadian Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Canadian Benchmark with an Unadjusted Canadian Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent Bank and Methanex giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Canadian Benchmark with the applicable Unadjusted Canadian Benchmark Replacement by the Relevant Canadian Governmental Body, or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Canadian Benchmark with the applicable Unadjusted Canadian Benchmark Replacement for Canadian Dollar-denominated syndicated credit facilities at such time.

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(35)

“Canadian Benchmark Replacement Date” means a date and time determined by the Agent Bank, which date shall be no later than the earliest to occur of the following events with respect to the then-current Canadian Benchmark:

(a)

in the case of clause (a) or (b) of the definition of “Canadian Benchmark Transition Event”, the later of (i) the date of the public statement or publication of information referenced therein, and (ii) the date on which the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Canadian Available Tenors of such Canadian Benchmark (or such component thereof); or

(b)

in the case of clause (c) of the definition of “Canadian Benchmark Transition Event”, the first date on which such Canadian Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Canadian Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Canadian Available Tenor of such Canadian Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Canadian Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) above with respect to any Canadian Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Canadian Available Tenors of such Canadian Benchmark (or the published component used in the calculation thereof).

(36)	“Canadian Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Canadian Benchmark:

(a)

a public statement or publication of information by or on behalf of the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Canadian Available Tenors of such Canadian Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Canadian Available Tenor of such Canadian Benchmark (or such component thereof);

(b)

a public statement or publication of information by the regulatory supervisor for the administrator of such Canadian Benchmark (or the published component used in the calculation thereof), the Bank of Canada, an insolvency official with jurisdiction over the administrator for such Canadian Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Canadian Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Canadian Benchmark (or such component), which

Methanex Second 2024 ARCA

states that the administrator of such Canadian Benchmark (or such component) has ceased or will cease to provide all Canadian Available Tenors of such Canadian Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Canadian Available Tenor of such Canadian Benchmark (or such component thereof); or

(c)

a public statement or publication of information by the regulatory supervisor for the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) announcing that all Canadian Available Tenors of such Canadian Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Canadian Benchmark Transition Event” will be deemed to have occurred with respect to any Canadian Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Canadian Available Tenor of such Canadian Benchmark (or the published component used in the calculation thereof).

(37)	“Canadian Benchmark Unavailability Period” means, the period (if any):

(a)

beginning at the time that a Canadian Benchmark Replacement Date has occurred if, at such time, no Canadian Benchmark Replacement has replaced the then-current Canadian Benchmark for all purposes hereunder and under any Credit Facility Document in accordance with Section 3.6; and

(b)

ending at the time that a Canadian Benchmark Replacement has replaced the then-current Canadian Benchmark for all purposes hereunder and under any Credit Facility Document in accordance with Section 3.6.

(38)	“Canadian Dollar Advance” has the meaning set forth in the definition of “Advance”.

(39)	“Canadian Dollars” and “C$” each mean lawful money of Canada.

(40)	“Cdn Prime Rate” means, with respect to a Cdn Prime Rate Advance, on any day the greater of:

(a)

the annual rate of interest announced from time to time by the Agent Bank as being its reference rate then in effect on such day for determining interest rates on Canadian Dollar denominated commercial loans made by it in Canada; and

(b)	Adjusted Term CORRA for an interest period of one month in effect from time to time plus basis points per annum,

and provided that in no event shall the Cdn Prime Rate be less than zero for the purposes of this agreement. The Cdn Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer. Any change in the Cdn Prime Rate determined by the Agent Bank shall be effective on the date the change becomes effective generally.

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(41)	“Cdn Prime Rate Advance” has the meaning set forth in the definition of “Advance”.

(42)

“Change of Control Event” means the occurrence of a “Change of Control” as defined in the 2012 Fifth Supplemental on the date hereof (a copy of which definition is annexed as schedule 11); provided that the Acquisition and the Equity Offerings shall not constitute a Change of Control Event.

(43)	“Closing Date” means the date upon which the Closing Date Conditions have been fulfilled to the satisfaction of, or waived by, the Lenders.

(44)	“Closing Date Amendments” means all amendments to the First 2024 ARCA effected by this agreement, excluding the Effective Date Amendments.

(45)	“Closing Date Conditions” has the meaning set forth in Section 6.1(2).

(46)	“Closing Date Term Loans” has the meaning set forth in Section 3.2(7)(b)(i).

(47)	“Compliance Certificate” means a certificate substantially in the form of schedule 13 annexed hereto executed by a Senior Officer of Methanex, together with:

(a)

such information as shall be required by the Agent Bank, acting reasonably, in order to determine the status of compliance with Section 9.2(a) and Section 9.2(c), including a comparison of maintenance capital expenditures for the four most recent Financial Quarters as against projected maintenance capital expenditures for the ensuing four Financial Quarters, together with a reasonable explanation of material differences; and

(b)	details of any investments in or loans or advances to Non-Recourse Subsidiaries or (during the relevant Project Guarantee Period) ProjectCo’s.

(48)

“Conforming Changes” means, with respect to either the use or administration of Term SOFR or CORRA or the use, administration, adoption or implementation of any SOFR Benchmark Replacement or Canadian Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions of “Cdn Prime Rate”, “US Base Rate”, “Business Day”, “U.S. Government Securities Business Day”, “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, the applicability of Section 3.5 or Section 3.6 and other technical, administrative or operational matters,) that the Agent Bank decides, acting reasonably, may be appropriate to reflect the adoption and implementation of any such SOFR Benchmark Replacement or Canadian Benchmark Replacement or to permit the use and administration thereof by the Agent Bank in a manner substantially consistent with market practice (or, if the Agent Bank decides that adoption of any portion of such market practice is not administratively feasible or if the Agent Bank determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Agent Bank decides is reasonably

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necessary in connection with the administration of this agreement and the other Credit Facility Documents).

(49)

“Consolidated Net Income” means, for any relevant period, the net income or net loss reported in the quarterly and annual consolidated statement of income included in the consolidated financial statements of Methanex, prepared in accordance with GAAP.

(50)	“Consolidated Tangible Net Worth” means at any time the consolidated shareholders’ equity of Methanex, excluding:

(a)	share capital that may be redeemed (other than solely at the option of the issuer) prior to the Maturity Date that is the latest of any Tranche;

(b)

50% of the amount of each Investment (as defined in Section 9.2(d)(i)) in Non-Recourse Subsidiaries made prior to June 30, 2009 (net of any principal repayments or returns of capital made in respect of such Investments) and (without duplication) 50% of the amount of each Investment made to complete the Egypt Project prior to June 30, 2011 (net of any principal repayments or returns of capital made in respect of such Investments); provided that this paragraph (b) shall not apply to Atlas at any time that the Atlas Condition has been met or to the Egypt Owner at any time that the Egypt Condition has been met;

(c)	100% of the amount of:

(i)

any other Investment made in Non-Recourse Subsidiaries after the Closing Date and not otherwise provided for in (b); provided that, if the Atlas Condition has been met as at the relevant time, this paragraph (c) shall not exclude from Consolidated Tangible Net Worth Methanex’s Investment in Atlas and further provided that, if the Egypt Condition has been met as at the relevant time, this paragraph (c) shall not exclude from Consolidated Tangible Net Worth Methanex’s Investment in the Egypt Owner; and

(ii)

any Investment (provided, however, that neither (x) any amount in the case of acceptable liquid deposits (as defined in the definition of Funded Debt), nor (y) an amount up to US$75 million in the aggregate shall be required to be excluded) made in any other entity that is not a Restricted Subsidiary;

(d)	any shares in the capital of Methanex held by or for the account of Methanex;

(e)	any gains or losses with respect to IRRM’s that have been recognized or reported under GAAP, but which do not reflect obligations of any person due and payable at that time;

(f)

up to US$175 million in aggregate cumulative after-Tax non-cash long-term asset revaluations (write-downs or write-ups) under GAAP in the calculation of consolidated shareholders’ equity since January 1, 2011; provided that any

Methanex Second 2024 ARCA

write-downs in respect of Methanex’s Investment in Atlas and the facilities in New Zealand will only be deducted from Consolidated Tangible Net Worth to the extent that they exceed, in the aggregate, US$200 million and any such write-down will not count towards the US$175 million;

(g)

with respect to up to three plants relocated from Chile to Louisiana, the after-Tax impact of up to US$25 million per plant in aggregate cumulative non-cash long-term asset write-downs (embedded installation costs) under GAAP in the calculation of consolidated shareholders’ equity since January 1, 2011 with respect to such plants; and

(h)

in addition to the exclusion provided for in (g) above, with respect to up to three plants relocated from Chile to Louisiana, the after-Tax impact of up to US$35 million per plant in aggregate cumulative plant decommissioning and dismantling costs with respect to such plants not eligible for capitalization under GAAP and which were deducted in calculating Consolidated Net Income;

calculated in accordance with GAAP as set forth in the most recent financial statements delivered under Section 9.1(i); provided that 50% of Methanex’s Investment in JV shall be included in Consolidated Tangible Net Worth.

(51)	“CORRA” means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator).

(52)	“CORRA Advance” means, as the context requires, a Term CORRA Advance or a Daily Compounded CORRA Advance.

(53)	“Credit Facilities” means, collectively,

(a)	the Revolving Facility (comprised of the Tranches herein defined as Revolver A and Revolver B); and

(b)	the Term Loan A (comprised of the Tranches herein defined as Term C and Term D).

(54)

“Credit Facility Documents” means this agreement, the Medicine Hat Security, Letters of Credit and all other agreements, instruments, certificates and documents to be executed and delivered to the Agent Bank or the Lenders by or on behalf of the Borrowers hereunder or thereunder; provided that the Medicine Hat Security shall only be Credit Facility Documents for so long as they are not released in accordance with Section 2.13(2).

(55)

“Current Restricted Project Owner” means a person that directly owns, legally or beneficially, all, or a material portion of or interest in, a project which is a Restricted Project as at the date of this agreement.

(56)	“Daily Compounded CORRA” means, for any day, CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which

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will include compounding in arrears with a lookback of five Business Days) being established by the Agent Bank in accordance with the methodology and conventions for this rate selected or recommended by the Relevant Canadian Governmental Body for determining compounded CORRA for business loans; provided that, if the Agent Bank decides that any such convention is not administratively feasible for the Agent Bank, then the Agent Bank may establish another convention in its reasonable discretion; and provided that if the administrator has not provided or published CORRA and a Canadian Benchmark Replacement Date with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA.

(57)

“Daily Compounded CORRA Adjustment” for an Interest Period of a duration of (i) one-month, a percentage equal to     % (     basis points) per annum, and (ii) three-months, a percentage equal to      % (    basis points) per annum.

(58)	“DBRS” means DBRS Limited and any successor to its ratings agency business.

(59)	“Debt” of any person means (without duplication, all as calculated in accordance with GAAP):

(a)

all indebtedness of such person for borrowed money and similar credit made available to such person, including mark-to-market or similar reimbursement obligations with respect to IRRM’s that are due and payable at that time;

(b)

all indebtedness of such person for contingent reimbursement obligations in respect of borrowed money and similar credit made available to such person, including obligations with respect to bankers’ acceptances, letters of credit and letters of guarantee in respect of borrowed money and similar credit made available to such person; for greater certainty, indebtedness for contingent reimbursement obligations in respect of a letter of credit (including any letters of guarantee) that supports trade indebtedness accounted for as accounts payable and incurred in the ordinary course of business does not constitute Debt;

(c)

all indebtedness of such person for the deferred purchase price of property or services, other than trade indebtedness accounted for as accounts payable and incurred in the ordinary course of business, net of prepayments for the foregoing;

(d)

all indebtedness created or arising under any Purchase Money Mortgages (even though the rights and remedies of the seller or lender thereunder in the event of default are limited to repossession or sale of the purchased property);

(e)	the capitalized amount of all obligations under Financial Leases in respect of which such person is liable as lessee, as so capitalized in accordance with GAAP;

(f)	the amount for which any shares in the capital of any such person that is a corporation may be redeemed if the holders of such shares are entitled at such

Methanex Second 2024 ARCA

time to require such person to redeem such shares, or if such person is otherwise obligated at such time to redeem such shares, in each case whether on notice or otherwise; and

(g)

all obligations of the type referred to in (a) through (f) above, inclusive, of other persons for the payment of which such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including any Guarantees of such obligations; provided that, for greater certainty and without limitation, if and to the extent that a Project Guarantee includes a completion guarantee or similar arrangement whereby Methanex may become liable to make certain payments and/or incur certain costs and expenses, the amount included hereunder shall be the amount of the relevant Project Debt.

Any reference herein to Debt comprising “borrowed monies” shall constitute a reference to Debt of the nature described in items (a) to (e), inclusive, and item (g) where the underlying Debt subject to the Guarantee is of the nature described in items (a) to (e), inclusive.

For the purposes of Section 9.2(a), the Debt comprising borrowed monies of the Borrowers and all Restricted Subsidiaries secured by Permitted Liens shall be deemed to be the lesser of the value of such Lien or the amount of the Debt so secured.

(60)	“Default” means an event which, with the giving of notice or passage of time, or both, would constitute an Event of Default.

(61)	“EBITDA” means, for any relevant period and without duplication, the Consolidated Net Income of Methanex for such period, plus:

(a)	the net loss of Non-Recourse Subsidiaries and JV included in calculating Consolidated Net Income;

(b)

the aggregate consolidation adjustments that were deducted in calculating Consolidated Net Income in respect of transactions between Non-Recourse Subsidiaries or JV on the one hand and Methanex or Restricted Subsidiaries on the other;

(c)	Net Interest Expense (to be interpreted without reference to paragraph (h) of such definition for purposes of this definition);

(d)

amounts deducted in calculating Consolidated Net Income in respect of the repurchase or redemption of any securities of Methanex and Restricted Subsidiaries, including in connection with the early retirement or defeasance of any debt;

(e)	amounts deducted in calculating Consolidated Net Income in respect of income Taxes of Methanex and Restricted Subsidiaries;

(f)	amounts deducted in calculating Consolidated Net Income in respect of depreciation and amortization of Methanex and Restricted Subsidiaries;

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(g)

cash dividends, and interest payments on shareholder loans, received by Methanex and Restricted Subsidiaries from Non-Recourse Subsidiaries and JV; provided that the amount added to EBITDA under this paragraph (g) shall not exceed 35% of the final amount determined to be EBITDA in accordance with this definition, and for this purpose (i) if the Atlas Condition has been met as at the end of the relevant period any amounts received from Atlas and added to EBITDA shall not be counted in determining such 35% threshold, and (ii) if the Egypt Condition has been met as at the end of the relevant period any amounts received from the Egypt Owner and added to EBITDA shall not be counted in determining such 35% threshold;

(h)	the Permitted Atlas/Egypt/JV Amount;

(i)	non-cash items deducted in calculating Consolidated Net Income, in respect of:

(i)	the closure, restructuring, conversion, sale, abandonment or other disposition of the property, plant and equipment of Methanex and Restricted Subsidiaries;

(ii)	write-downs of property, plant and equipment of Methanex and Restricted Subsidiaries;

(iii)	foreign exchange adjustments on debt of Methanex and Restricted Subsidiaries;

(iv)	compensation expense related to stock options of Methanex and Restricted Subsidiaries; and

(v)	losses with respect to IRRM’s of Methanex and Restricted Subsidiaries that have been recognized or reported under GAAP, but which do not reflect obligations of any person due and payable at that time;

(j)

unusual one-time cash items of Methanex and Restricted Subsidiaries (to a maximum aggregate for all such items of US$50 million for the fiscal years 2018 through 2024), including but not limited to items in respect of site restoration of property, plant and equipment or closure, restructuring, conversion, sale, abandonment or other disposition of property, plant and equipment, deducted in calculating Consolidated Net Income for such period (and with respect to site restoration only, amounts deducted in calculating Consolidated Net Income in the current period or any prior periods);

(k)	amounts deducted in calculating Consolidated Net Income in respect of extraordinary items of Methanex and Restricted Subsidiaries;

(l)

with respect to up to three plants relocated from Chile to Louisiana, up to US$35 million per plant in aggregate cumulative plant decommissioning and dismantling cash costs with respect to such plants not eligible for

Methanex Second 2024 ARCA

capitalization under GAAP and which were deducted in calculating Consolidated Net Income;

(m)	all cash receipts during such period relating to non-cash items or charges which were deducted in determining EBITDA in any prior period of Methanex and Restricted Subsidiaries; and

(n)	Transaction Costs incurred up to the date that is 18 months after the Closing Date, up to ;

minus:

(o)	the net income of Non-Recourse Subsidiaries and JV included in the calculation of Consolidated Net Income;

(p)

the aggregate consolidation adjustments that were added in calculating Consolidated Net Income in respect of transactions between Non-Recourse Subsidiaries or JV on the one hand and Methanex or Restricted Subsidiaries on the other;

(q)

amounts added in calculating Consolidated Net Income in respect of the repurchase or redemption of any securities of Methanex and Restricted Subsidiaries, including in connection with the early retirement or defeasance of any debt;

(r)	amounts added in calculating Consolidated Net Income in respect of income Taxes of Methanex and Restricted Subsidiaries;

(s)	non-cash items added in calculating Consolidated Net Income, in respect of:

(i)	the closure, restructuring, conversion, sale, abandonment or other disposition of the property, plant and equipment of Methanex and Restricted Subsidiaries;

(ii)	write-ups of property, plant and equipment of Methanex and Restricted Subsidiaries;

(iii)	foreign exchange adjustments on debt of Methanex and Restricted Subsidiaries; and

(iv)	gains with respect to IRRM’s of Methanex and Restricted Subsidiaries that have been recognized or reported under GAAP, but which do not reflect obligations of any person due and payable at that time;

(t)	amounts added in calculating Consolidated Net Income in respect of extraordinary items of Methanex and Restricted Subsidiaries; and

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(u)	all cash payments during such period relating to non-cash items or charges which were added back in determining EBITDA in any prior period of Methanex and Restricted Subsidiaries;

all of which shall be calculated in accordance with GAAP unless otherwise expressly described.

(62)	“EDC” means Export Development Canada.

(63)	“Effective Date” means the date upon which the Effective Date Conditions have been fulfilled to the satisfaction of, or waived by, the Lenders.

(64)	“Effective Date Amendments” means the amendments to the First 2024 ARCA effected by this agreement comprised of:

(a)

the addition of all provisions required to permit and establish the Total Term Commitment in favour of the Borrowers; provided that, for greater certainty, the US Borrower will not be permitted to avail itself of either Credit Facility until the Closing Date;

(b)	the addition of all provisions required to effect the Term Loan A ticking and, if applicable, standby fees;

(c)	the addition of all provisions required to permit the Closing Date Amendments to automatically become effective upon the occurrence of the Closing Date;

(d)	the addition of paragraph (e) to the definition of Funded Debt and paragraph (h) to the definition of Net Interest Expense;

(e)	the addition of paragraph (u) to the definition of Permitted Liens; and

(f)	the addition of Section 9.4 and all related provisions.

(65)	“Effective Date Conditions” means the conditions set forth in Section 6.1(1).

(66)

“Egypt Condition” means that, at the relevant time, the Egypt Owner (i) has no Debt, other than (A) shareholder loans made to the Egypt Owner, and (B) Non-Recourse Debt that does not exceed $20 million in the aggregate, and (ii) is not subject to any restriction on its ability to make distributions to equity holders; for the purpose of item (ii), the presence of a negative covenant in the agreements governing such Non-Recourse Debt to the effect that no distributions may be made to equity holders if an Event of Default (as defined in such agreements) has occurred shall not in and of itself constitute a restriction on its ability to make distributions to equity holders as long as an Event of Default (as so defined) has not occurred and is continuing.

(67)	“Egypt Owner” means Egyptian Methanex Methanol Company S.A.E.

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(68)

“Egypt Project” means the 1.3 million tonnes per year methanol facility located in Damietta, Egypt (and in respect of which Methanex owns a 50% interest through a Non-Recourse Subsidiary), which commenced commercial operations in 2011.

(69)

“Environmental Laws” means, with respect to a person, all applicable Laws, Permits and guidelines or requirements of any Official Body (whether or not having the force of Law), and including consent decrees or similar Permits to which such person is a party or otherwise subject, and administrative orders which may affect such person relating to public health and safety, protection of the environment, the Release of Hazardous Materials and occupational health and safety.

(70)

“Equity Offerings” means the issue by Methanex (or Methanex together with one or more of its subsidiaries) of common stock, preferred stock, hybrid debt securities and/or other equity-linked securities of Methanex, including, if applicable, common shares issued directly to OCI (or one or more wholly owned affiliate(s) of OCI designated by OCI) as partial consideration for the Acquisition.

(71)

“Equivalent Amount” means, on a particular date in respect of an amount expressed in Canadian Dollars, the equivalent amount in US Dollars determined by reference to the Spot Rate at which Canadian Dollars may be exchanged into US Dollars as published on the Reuters Screen page BOFC. For this purpose, “Spot Rate” means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the Business Day that such conversion is to be made (or, if such conversion is to be made before close of business on such Business Day, then at approximately close of business on the immediately preceding Business Day), and, in either case, if no such rate is quoted, the spot rate of exchange quoted for wholesale transactions by the Agent Bank on the Business Day such conversion is to be made in accordance with its normal practice.

(72)	“Erroneous Payment” has the meaning set forth in Section 11.8(1).

(73)	“Erroneous Payment Return Deficiency” has the meaning set forth in Section 11.8(4).

(74)	“Escrow Documents” has the meaning set forth in Section 6.4(a).

(75)	“Euro” means a euro unit as defined in the European Council Regulation on the legal framework for the introduction of the euro.

(76)	“Event of Default” has the meaning set forth in Section 10.1.

(77)	“Excluded Items” has the meaning set forth in Section 9.2(a).

(78)	“Face Amount” means, in respect of a Letter of Credit, the maximum amount that may from time to time be payable to the Beneficiary thereof.

(79)

“Federal Funds Effective Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the annual rates of interest on overnight Federal funds transactions with members of the Federal Reserve System

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arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Agent Bank from three Federal funds brokers of recognized standing selected by it.

(80)

“Financial Lease” means at any time any lease of property, real or personal, moveable or immoveable (whether or not such lease is intended as security), in respect of which the present value of the minimum rental commitment would, in accordance with GAAP, be capitalized on a balance sheet of the lessee.

(81)	“Financial Quarter” means a period of three consecutive months ending on March 31, June 30, September 30 or December 31, as the case may be.

(82)	“Financial Year” means a financial year commencing on January 1 of each calendar year and ending on December 31 of such year.

(83)	“First 2024 ARCA” has the meaning set forth in the first recital to this agreement.

(84)	“Floor” means a rate of interest equal to 0.00%.

(85)

“Funded Debt” means at any time the aggregate Debt comprising borrowed monies of Methanex and the Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP (including (i) current maturities, and (ii) the Debt comprised in all Project Guarantees); provided that, in calculating the Funded Debt Ratio at any particular time, the following shall be deducted from Funded Debt:

(a)	the Ship Lease Adjustment at such time; and

(b)

the amount at such time of actual cash on hand (including acceptable liquid deposits and Approved Securities, such Approved Securities being valued at the lower of book value and market value), but net of outstanding items, and which deduction from Funded Debt:

(i)	shall be available only if there has been timely payment in accordance with relevant contract terms of all accounts payable, whether in respect of Debt or otherwise; and

(ii)

shall apply only to the extent that the cash on hand is free from any Liens or any lockbox, control, blocked account or similar arrangements, covenants or other restrictions against its use for such purposes as Methanex shall see fit.

For the purposes of this definition:

(c)	“acceptable liquid deposits” shall mean deposits which satisfy either of the following criteria:

Methanex Second 2024 ARCA

(i)	the deposit-taker is a financial institution rated A- (or the then equivalent grade) or higher by S & P or A3 (or the then equivalent grade) or higher by Moody’s; or

(ii)

the deposit-taker is a financial institution rated at or above BBB and below A- (or the respective then equivalent grades) by S & P or at or above Baa2 and below A3 (or the respective then equivalent grades) by Moody’s; provided that the aggregate deposits falling under this item (ii) shall not at any time exceed US$15 million;

(d)

“financial institution” shall mean an entity that is engaged in the business of banking, the loan business or the business of dealing in securities or is otherwise engaged primarily in the business of providing financial services; and

(e)

where Debt in respect of any Permanent Financing has been funded (i) into escrow (and remains in escrow) or (ii) to Methanex or the US Borrower, such Debt shall not constitute Funded Debt until the Closing Date.

(86)	“Funded Debt Ratio” means the ratio of Funded Debt to Total Capitalization as at the end of the most-recently completed Financial Quarter.

(87)

“GAAP” means, in relation to any person at any time, International Financial Reporting Standards as in effect at the applicable time, applied on a basis consistent with the most recent audited financial statements of such person and its consolidated subsidiaries; provided that determinations of compliance with the covenants set forth in Section 9.2(a) and Section 9.2(c) shall be made on the basis of such accounting principles as in effect on January 1, 2017 and without regard to subsequent changes in such accounting principles.

(88)	“GBP” means pounds Sterling.

(89)	“Government Acts” has the meaning set forth in Section 5.8(1)(b).

(90)

“Guarantee” means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Debt of any other person and any obligation, direct or indirect, contingent or otherwise, of such person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation of such other person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise), or (ii) entered into for the purposes of assuring in any other manner the obligee of such Debt or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a correlative meaning.

(91)	“G3 Owner” means Methanex Geismar III LLC.

Methanex Second 2024 ARCA

(92)	“Hazardous Materials” means:

(a)	any radioactive material;

(b)	any explosive;

(c)

any substance that, if added to any water, would degrade or alter or form part of a process of degradation or alteration of the quality of that water to the extent that it will adversely affect its use by man or by any animal, fish or plant;

(d)	any solid, liquid, gas or odour or combination of any of them that, if emitted into the air, would create or contribute to the creation of a condition of the air that:

(i)	endangers the health, safety or welfare of individual persons or the health of animal life;

(ii)	interferes with normal enjoyment of life or property; or

(iii)	causes damage to plant life or to property;

(e)	any toxic substance;

(f)	any substance declared to be hazardous or toxic under any Law now or hereafter enacted or promulgated by any Official Body having jurisdiction; and

(g)	any other substance which is or may become hazardous, dangerous or toxic to individual persons or property.

(93)

“Hedging Obligations” of any person means the obligations of such person pursuant to any IRRM designed to protect such person against changes in interest rates, foreign exchange rates, or prices of commodities (including, for certainty, natural gas, propane, water, electricity and electrical power) used or produced by Methanex or any Restricted Subsidiary in the course of its business.

(94)

“ICR Waiver Period” means the period from and including the ICR Waiver Period Effective Date to and including the last day of the fourth consecutive full Financial Quarter immediately following the ICR Waiver Period Effective Date.

(95)	“ICR Waiver Period Conditions” means the conditions precedent set forth in Section 2.1(7)(a) to Section 2.1(7)(e).

(96)

“ICR Waiver Period Effective Date” means the date (following satisfaction of the ICR Waiver Period Conditions) of delivery by Methanex to the Agent Bank of a certificate in substantially the form annexed as schedule 17 hereto, with such changes as the Agent Bank shall reasonably agree.

(97)	“ICR Waiver Period Election” has the meaning set forth in Section 2.1(7).

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(98)

“Increased Costs” means any amounts payable to a Lender under any of Section 2.7, Section 2.9, Section 3.2(3), Section 5.2(3), Section 5.8, Section 9.1(m), Section 9.3, Section 12.5, Section 12.6, Section 12.7, Section 12.8 and Section 12.11.

(99)

“Information Documents” means, collectively, at any time and in any form, information provided by or on behalf of the Borrowers to the Agent Bank in writing with respect to the businesses of the Borrowers, the Restricted Subsidiaries and (during the relevant Project Guarantee Period) each ProjectCo, financial statements of the Borrowers, Restricted Subsidiaries and (during such Project Guarantee Period) ProjectCo’s, certificates and other materials reasonably requested by the Agent Bank for the purpose, inter alia, of providing such information to the Lenders (including prospective Lenders), as from time to time, amended, supplemented or replaced.

(100)	“Interest Coverage Ratio” means, at any time, the ratio calculated by dividing:

(a)	EBITDA for Methanex’s four most recently completed Financial Quarters (calculated pro forma for the Acquisition); by

(b)	Net Interest Expense for that period.

(101)	“Interest Period” means:

(a)	in respect of each SOFR Advance, a period having a duration of one month, three months, six months or twelve months (in each case, subject to the availability thereof); provided that:

(i)

the Interest Period shall commence on the date of an advance of or a conversion to a SOFR Advance and, in the case of immediately successive Interest Periods, each successive Interest Period shall commence on the date on which the next preceding Interest Period expires;

(ii)

if any Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day; provided that, if any Interest Period with respect to a SOFR Advance would otherwise expire on a day that is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the next preceding Business Day;

(iii)

any Interest Period with respect to a SOFR Advance that begins on the last Business Day of a calendar month (or on a day for which there is not numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the relevant calendar month at the end of such Interest Period; and

(iv)	no tenor that has been removed from this definition pursuant to Section 3.5 shall be available for specification in such Borrowing Notice or interest election; and

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(b)

with respect to each CORRA Advance, the initial period (subject to availability) of one month, three months or such other period as approved by all Revolving Lenders commencing on and including the date specified in the Borrowing Notice or Interest Rate Election is made, as the case may be, applicable to such CORRA Advance and ending on the last day of such initial period, and thereafter, each successive period (subject to availability) of approximately one month, three months or such other permitted period as selected by the applicable Borrower and notified to the Agent Bank in writing commencing on and including the last day of the prior Interest Period; provided however that:

(i)

in the case of the continuation of all or a portion of a Borrowing comprising a CORRA Advance (subject to the terms and conditions hereof) for an additional Interest Period subsequent to the initial or any subsequent Interest Period applicable thereto, the last day of each Interest Period shall also be the first day of the next Interest Period; and

(ii)

the last day of each Interest Period shall be a Business Day and, if not, the applicable Borrower shall be deemed to have selected an Interest Period the last day of which is the first Business Day following the last day of the Interest Period selected by the applicable Borrower, unless such first Business Day is in a succeeding calendar month, in which case the last day of such Interest Period shall be the immediately preceding Business Day;

provided that no Interest Period shall extend beyond the applicable Maturity Date or, in the opinion of the Agent Bank, conflict with any repayment stipulated herein.

(102)	“Interest Rate Election” means a notice changing the type of an Advance or selecting a further Interest Period substantially in the form annexed as schedule 4 hereto.

(103)	“Investment” has the meaning given to it in Section 9.2(d)(i).

(104)

“IRRM” means: (i) any interest rate or foreign exchange risk management agreement or product, including (A) interest rate or currency exchange or swap agreements, (B) futures contracts, (C) forward exchange, purchase or sale agreements, and (D) any other agreements to fix or hedge interest rates or foreign exchange rates; and (ii) any agreement for the making or taking of delivery of any commodity (including, for certainty, natural gas, propane, water, electricity and electrical power), any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity, but shall not include any agreement for the physical purchase or sale of a commodity (including, for certainty, natural gas, propane, water, electricity and electrical power) entered into in the ordinary course of business unless (i) such agreement is entered into for hedging or speculative purposes,

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or (ii) such agreement is required to be accounted for on a mark to market (“fair value”) basis under GAAP.

(105)	“Issuance” means the issuance of a Letter of Credit by a Revolving Lender in accordance with the provisions of this agreement.

(106)	“Issue Date” means any Business Day fixed in accordance with the provisions of this agreement for an Issuance.

(107)	“Issue Notice” means a notice of request for an Issuance in the form of the Revolving Lenders’ respective customary letter of credit applications, as defined in Section 5.2(1).

(108)	“Judicial Order” has the meaning set forth in Section 5.9.

(109)	“JV” means Firewater LLC, a Delaware limited liability company.

(110)	“JV Holdco” means Firewater Holding LLC, a Delaware limited liability company.

(111)	“JV Holdco Closing Date” has the meaning set forth in the Purchase Agreement.

(112)

“JV Holdco Closing Date Conditions” means the Specified Action being Successfully Resolved and the conditions to the JV Holdco Sale (as defined in the Purchase Agreement) being satisfied as described in the Purchase Agreement prior to, or concurrent with, the availability of the JV Holdco Closing Date Term Loans.

(113)	“JV Holdco Closing Date Term Loans” has the meaning set forth in Section 3.2(7)(b)(ii).

(114)

“JV Intermediary” means Firewater B.V., a Dutch company (or such other entity as may result from internal reorganizations, which may result in a company continued or formed under a different jurisdiction after the Closing Date).

(115)	“Law” means any law (including common law and equity), constitution, statute, treaty, regulation, rule, ordinance, order, injunction, writ, decree or award of any Official Body.

(116)	“Lenders” means the Lenders set forth in schedule 1 annexed hereto, together with their respective permitted assigns.

(117)

“Lending Branch” means, in respect of a particular Lender, the branch whose address is set forth in schedule 1 annexed hereto, or such other branch as such Lender may designate from time to time by notice given to the Agent Bank and the Borrowers, subject to Section 2.1(1).

(118)

“Letter of Credit” means a standby or commercial letter of credit or a letter of guarantee for a specified amount in Canadian Dollars, US Dollars, Australian dollars, New Zealand dollars, Euros or GBP (or other major currencies as agreed by the issuing Revolving Lender acting reasonably), and having a term to maturity of no more than

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one year from the date of issuance thereof, issued by a Revolving Lender at the request and upon the indemnity of Methanex pursuant to article 5.

(119)

“Lien” means any mortgage, pledge, lien, hypothecation, security interest or other encumbrance or charge (whether fixed, floating or otherwise) or title retention, and any deposit of moneys under any agreement or arrangement whereby such moneys may be withdrawn only upon fulfilment of any condition as to the discharge of any other indebtedness or other obligation to any creditor, or any right of or arrangement of any kind with any creditor to have its claims satisfied prior to other creditors with or from the proceeds of any properties, assets or revenues of any kind now owned or later acquired but excluding rights of set off arising by operation of law.

(120)

“Majority Facility Lenders” means, at any time in respect of a Credit Facility, Lenders whose respective individual Commitments aggregate at least 66-2/3% of the Total Commitments of all Lenders under such Credit Facility at such time; provided that, at any time that the Commitments of the Lenders under a Credit Facility shall have been terminated in full, “Majority Facility Lenders” shall mean Lenders whose respective individual Principal Outstanding under such Credit Facility aggregate at least 66-2/3% of the total Principal Outstanding of all Lenders under such Credit Facility at such time.

(121)

“Majority Lenders” means, at any time, Lenders whose respective individual Commitments aggregate at least 66-2/3% of the Total Commitments of all Lenders at such time; provided that, at any time that the Commitments of the Lenders shall have been terminated in full, “Majority Lenders” shall mean Lenders whose respective individual Principal Outstanding aggregate at least 66-2/3% of the total Principal Outstanding of all Lenders at such time.

(122)	“Material Adverse Effect” means:

(a)	any material adverse change in the assets, properties, operations or condition, financial or otherwise, of Methanex and the Restricted Subsidiaries taken as a whole; or

(b)	any material impairment in the ability (financial or otherwise) of a Borrower to fulfil any covenant or obligation to the Agent Bank or the Lenders in any Credit Facility Document;

provided	that a Material Adverse Effect shall not include any change or event resulting from a change in the price of methanol.

(123)

“Material Adverse Effect (Medicine Hat)” means any material adverse change in the Medicine Hat Assets or the operations or condition, financial or otherwise, of the Medicine Hat Plant; provided that a Material Adverse Effect (Medicine Hat) shall not include any change or event resulting from a change in the price of methanol.

(124)	“Maturity Date” means, as the context requires, the Revolver A Maturity Date, the Revolver B Maturity Date, the Term C Maturity Date or the Term D Maturity Date.

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(125)

“Medicine Hat Assets” means all real and personal property of whatsoever nature owned by Methanex or in which Methanex has an interest and comprising, or used primarily in connection with or otherwise integral to the ownership, operation and maintenance of, the Medicine Hat Plant.

(126)	“Medicine Hat Limit” means, at any time, an amount equal to 10% of Consolidated Net Worth (as such term is defined in, and determined at such time in accordance with, the 1995 US Note Indenture).

(127)	“Medicine Hat Plant” means the methanol production facility owned and operated by Methanex and located on the Medicine Hat Site, including all associated infrastructure.

(128)

“Medicine Hat Security” means (i) a fixed charge by way of mortgage over all real property legally or beneficially owned by Methanex and comprising the Medicine Hat Site, and (ii) a security interest over all present and after-acquired personal property of whatsoever nature legally or beneficially owned by Methanex and comprising Medicine Hat Assets; provided that the amount of Obligations secured by the Medicine Hat Security at any time shall not exceed the Medicine Hat Limit at such time.

(129)	“Medicine Hat Site” means the real property interests described in schedule 16.

(130)	“Methanex” means Methanex Corporation.

(131)	“Moody’s” means Moody’s Investors Service, Inc. and any successor to its ratings agency business.

(132)

“Net Interest Expense” means, for any particular period, without duplication, the aggregate expense incurred by Methanex, Restricted Subsidiaries and (during the relevant Project Guarantee Period) each ProjectCo, on a consolidated basis for Methanex in accordance with GAAP (omitting amounts that are not attributable to Restricted Subsidiaries or (during the relevant Project Guarantee Period) a ProjectCo) for interest and equivalent costs of borrowing (taking into account the effect of any relevant IRRMs), including:

(a)	bankers’ acceptance fees;

(b)	discounts on bankers’ acceptances;

(c)	the interest portion of any Financial Lease; and

(d)

all fees and other compensation paid to any person that has extended credit to Methanex, the Restricted Subsidiaries or (during the relevant Project Guarantee Period) a ProjectCo other than any upfront, extension and similar non-recurring fees paid to the Agent Bank or Lenders in connection with the Credit Facilities;

in each case whether or not actually paid. The aggregate expense:

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(e)	excludes the interest capitalized in accordance with GAAP on new methanol projects under development;

(f)	excludes the “make-whole” premium on the redemption of any private or public bond;

(g)	is net of interest earned on short term cash or cash equivalents by Methanex, Restricted Subsidiaries and (during the relevant Project Guarantee Period) ProjectCo’s; and

(h)

where Debt in respect of any Permanent Financing has been funded (i) into escrow (and remains in escrow) or (ii) to Methanex or the US Borrower, interest in connection with such Permanent Financing shall not constitute Net Interest Expense until the Closing Date.

(133)	“New Lenders” means: PNC Bank, National Association; PNC Bank, Canada Branch; and Fédération des Caisses Desjardins du Québec.

(134)	“Non-Qualifying Lender” has the meaning set forth in Section 5.1.

(135)	“Non-Qualifying Portion” has the meaning set forth in Section 5.1.

(136)	“Non-Recourse Debt” means Debt comprising borrowed monies or that portion thereof:

(a)

as to which neither Methanex nor any Restricted Subsidiary (i) provides credit support or financial assistance of any nature whatsoever (including any undertaking, agreement or instrument which would constitute Debt comprising borrowed monies, but excluding the provision by Methanex to a Non-Recourse Subsidiary of a letter of credit for the purpose of assuring required levels of debt service reserve or other reserve accounts, up to an aggregate limit for all such letters of credit outstanding at any time of US$75 million), or (ii) is liable (directly or indirectly, contingently or otherwise); and

(b)

default with respect to which (including any rights which the holders thereof may have to take enforcement action) would not permit (upon notice, lapse of time or both) any holder of any other Debt of Methanex or any Restricted Subsidiary to declare a default on such other Debt or cause a payment thereof to be accelerated or payable prior to its stated maturity.

(137)	“Non-Recourse Subsidiary” means, subject to the last paragraph of Section 8.1:

(a)	Atlas Methanol Company Unlimited, Methanex Atlas Holdings Limited, Egyptian Methanex Methanol Company S.A.E., Methanex Holdings (Egypt) Ltd., JV Intermediary or JV Holdco; or

(b)

a subsidiary of Methanex which (i) does not own any properties or assets other than those acquired after the Closing Date, and (ii) does not have outstanding any Debt for borrowed monies other than Non-Recourse Debt;

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for this purpose, proceeds of disposition or other dealing with a property or asset owned on the Closing Date shall be considered to have been owned on the Closing Date.

Notwithstanding the foregoing, until such time as it shall become a Restricted Subsidiary in accordance with Section 8.1, a ProjectCo shall be a Non-Recourse Subsidiary.

(138)	“Non-Recourse Subsidiary Transaction” has the meaning set forth in Section 9.2(d)(i).

(139)	“Notice” means a Borrowing Notice, an Issue Notice or an Interest Rate Election.

(140)

“Obligations” means, at any time the amount (calculated and expressed in US Dollars, with each Canadian Dollar obligation converted for purposes of such calculation into the Equivalent Amount in US Dollars) equal to the sum of (i) the Principal Outstanding, (ii) all accrued and unpaid interest thereon and all interest on accrued and unpaid interest, and (iii) all accrued and unpaid fees, expenses, costs, indemnities, Increased Costs and other amounts payable to the Lenders, and the terms “Revolver A Obligations”, “Revolver B Obligations”, “Term C Obligations” and “Term D Obligations” shall mean, respectively, the Obligations owed by the Borrowers under or in respect of Revolver A, Revolver B, Term C or Term D.

(141)	“OCI” means OCI N.V., a public company with limited liability incorporated under the Laws of the Netherlands.

(142)

“Official Body” means any government (including any federal, provincial, state, territorial, municipal or local government) or political subdivision or any agency, authority, bureau, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury or arbitrator, whether foreign or domestic.

(143)	“Participant” shall have the meaning ascribed thereto in Section 12.10(3)(a).

(144)	“PATRIOT Act” means the USA PATRIOT Act, Title III of pub. L. 107-56 (signed into law October 26, 2001).

(145)	“Payment Account” means:

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in each case reference: “Methanex”, or such other places or accounts as may be agreed by the Agent Bank and Methanex from time to time and notified to the Lenders.

(146)	“Payment Recipient” has the meaning set forth in Section 11.8.

(147)	“Permanent Financing” means, collectively, the Senior Notes, the Equity Offerings and Term Loan A.

(148)

“Permit” means any consent, licence, approval, permit, order, right, certificate, judgment, writ, injunction, award, determination, direction, decree, authorization, franchise, privilege, grant, waiver, exemption and other similar concession or by-law, rule or regulation (whether or not having the force of Law) of, by or from any Official Body of competent jurisdiction.

(149)

“Permitted Atlas/Egypt/JV Amount” means, in respect of Atlas, JV or (as the case may be) the Egypt Owner, amounts repaid by Atlas, JV or the Egypt Owner to Methanex on account of the principal of shareholder loans, in each case up to an amount equal to (i) Methanex’s share of free cash flow generated from the operations of Atlas, JV or the Egypt Owner during the measurement period (being cash flow after any interest, Taxes, working capital changes and similar charges), less (ii) the principal amount of loans made to Atlas, JV or the Egypt Owner by Methanex to cover negative free cash flow from operations; for clarity, loans made by Methanex to Atlas, JV or the Egypt Owner (as permitted by this agreement) made for the purposes of (i) capital expenditures, (ii) re-financing or repaying existing loans (intercompany or otherwise), or (iii) re-capitalizing the joint venture capital structure, when accompanied by a return of capital in substantially the same amount, would not be deducted in calculating EBITDA.

(150)	“Permitted Liens” means, in respect of any person at any time, any one or more of the following:

(a)

Liens for Taxes, assessments or government charges or levies not at the time due and delinquent, or the validity of which is being contested at the time by such person in good faith by proper legal proceedings and in respect of which appropriate provision (if any) has been made under applicable generally accepted accounting principles;

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(b)	the Lien of any judgment rendered or claim filed against such person which such person shall be contesting in good faith by proper legal proceedings;

(c)

Liens or privileges imposed by Law (such as carriers, warehousemen’s, mechanics and materialmen’s Liens and privileges) arising in the ordinary course of business not at the time due or delinquent, or which are being contested at the time by such person in good faith by proper legal proceedings and in respect of which appropriate provision (if any) has been made under applicable generally accepted accounting principles;

(d)	undetermined or inchoate Liens incidental to current operations which have not at such time been filed, including Liens on maritime cargo for freight charges not yet due;

(e)

restrictions, easements, rights-of-way, servitudes or other similar rights in land or immoveable property (including rights of way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved by other persons which in the aggregate do not materially impair the usefulness, in the operation of the business of such person, of the property subject to such restrictions, easements, rights-of-way, servitudes or other similar rights;

(f)

the right reserved to or vested in any Official Body of competent jurisdiction, by the terms of any Permit acquired by such person or by any Law, to terminate any such Permit or to require annual or other payments as a condition to the continuance thereof;

(g)

the encumbrance resulting from the deposit of cash or securities in connection with any of the Liens referred to in paragraphs (a), (b) or (c) above, or in connection with contracts, tenders, leases or expropriation proceedings, or to secure workmen’s compensation, surety or appeal bonds, costs of litigation when required by Law and public and statutory obligations, and any right of refund, set off or charge-back available to any bank or other financial institution;

(h)

security given to a public utility or any other Official Body of competent jurisdiction when required by such utility or other Official Body in connection with the operations of such person in the ordinary course of its business;

(i)	the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown or any similar authority;

(j)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purposes for which it is held by such person;

(k)	Financial Leases and Purchase Money Mortgages;

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(l)	those Liens in existence on the date hereof with respect to which the Lenders have been made familiar through prior dealings with Methanex or otherwise, as set forth in schedule 9 annexed hereto;

(m)	Liens securing indebtedness or other obligations of Methanex or a Restricted Subsidiary owing to, as the case may be, Methanex or another Restricted Subsidiary;

(n)

Liens on property or shares of a person at the time that such person becomes a Restricted Subsidiary; provided, however, that the Lien may not extend to any other property or assets owned by Methanex or any Restricted Subsidiary and the creditor has no recourse (unless subordinated to the Obligations, on terms and conditions satisfactory to the Lenders acting reasonably) against the general corporate covenant of Methanex or any other Restricted Subsidiary; provided, further, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, or to provide credit support in connection with, such person becoming a Restricted Subsidiary;

(o)

Liens on property or assets at the time Methanex or a Restricted Subsidiary acquires the property or assets, including any acquisition by means of an amalgamation, merger or consolidation with or into Methanex or a Restricted Subsidiary; provided, however, that the Lien may not extend to any other property or assets owned by Methanex or any Restricted Subsidiary and the creditor has no recourse (unless subordinated to the Obligations, on terms and conditions satisfactory to the Lenders acting reasonably) against the general corporate covenant of Methanex or any other Restricted Subsidiary; provided, further, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, or to provide credit support in connection with, such acquisition;

(p)	Liens to secure any refinancing, extension, renewal or replacement as a whole, or in part, of any indebtedness secured by any Lien referred to in the foregoing clauses (l), (n) and (o);

(q)	Liens in connection with Hedging Obligations in the ordinary course of business which consist of obligations to deposit, or deposits of, money or marketable securities or rights of set off;

(r)	the Liens of any Project Security;

(s)	subject to the 10% limitation set forth in Section 9.2(a), Liens securing other Debt comprising borrowed monies;

(t)	the Liens comprised in the Medicine Hat Security, including the sharing of such Liens with the Bridge Facility as contemplated by Section 2.13(4);

(u)	Liens comprised in escrow arrangements covering the proceeds of Permanent Financing issued or incurred in connection with the Transactions or funded to Methanex or the US Borrower; and

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(v)	the Liens described in schedule 16.

(151)

“person” includes an individual, partnership, body corporate, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture and other entity and any Official Body.

(152)

“Principal Outstanding” means, at any time, the amount (calculated and expressed in US Dollars, with each Canadian Dollar obligation converted for purposes of such calculation into the Equivalent Amount in US Dollars) equal to the sum of (i) the aggregate principal amount of all Advances then outstanding, and (ii) the aggregate Face Amount of all Letters of Credit then outstanding.

(153)	“Project” means a proposed development by a ProjectCo of a methanol production facility.

(154)

“Project Debt” means any financing obtained by a ProjectCo for the purposes of funding the development and construction of a Project; provided that, for greater certainty, in the event that a Project is being developed on a joint venture or other partnership basis whereby Methanex does not hold a 100% interest (direct or indirect) in such Project, the amount of Project Debt for the purposes of this agreement shall be the amount thereof attributable to Methanex’s direct or indirect interest in such Project.

(155)	“Project Guarantee” means a Guarantee by Methanex in respect of all or any portion of Project Debt, which may include a completion guarantee or similar obligation on the part of Methanex.

(156)

“Project Guarantee Period” means the period commencing on the delivery by Methanex of a Project Guarantee and ending on the date of final termination of all obligations of Methanex under such Project Guarantee.

(157)	“Project Security” means, collectively, the Liens granted as security for a Project Debt and comprising:

(a)	a pledge by Methanex’s subsidiary which is the direct parent of the relevant ProjectCo of all of its shares held in the capital of such ProjectCo;

(b)

a first fixed and floating charge (or equivalent local security) granted by such ProjectCo over all assets (present or future, real or personal, tangible or intangible) comprised in the relevant Project; and

(c)	a Project Guarantee.

(158)	“ProjectCo” means a newly-formed subsidiary of Methanex, formed for the purpose of developing, constructing and operating a Project.

(159)

“Purchase Agreement” means that certain Equity Purchase Agreement dated as of September 8, 2024 by and among Methanex, the US Borrower, Iapetus B.V., OCI Chem 3 B.V., OCI Chem 2 B.V., OCI and certain other parties thereto, together with all

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exhibits, schedules and annexes thereto and all disclosure letters delivered pursuant thereto.

(160)

“Purchase Money Mortgage” means any Lien given (whether or not to the transferor), assumed or arising by operation of Law to provide or secure or to provide the obligor with funds to pay the whole or any part of the consideration for the acquisition or costs of construction of property where (i) the principal amount of such Lien is not in excess of the cost to the obligor of the property encumbered thereby, (ii) such Lien was created prior to, at the time of or within 120 days after the acquisition, completion of construction or commencement of full operation of such property, and (iii) such Lien is secured only by the property being acquired by the obligor and the creditor has no recourse (unless subordinated to the Obligations, on terms and conditions satisfactory to the Lenders acting reasonably) against the general corporate covenant of Methanex or any Restricted Subsidiary, and includes the renewal, extension or refinancing of any such Lien and of the indebtedness represented thereby upon the same property provided that the indebtedness secured thereby and the security therefor are not increased thereby. For greater certainty, no Project Security shall constitute a Purchase Money Mortgage.

(161)	“Rating” means the rating assigned to the senior unsecured public debt of Methanex by an Agency.

(162)	“Release” includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping, or permitting any of the foregoing to occur.

(163)	“Relevant Canadian Governmental Body” means the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto.

(164)	“Relevant US Governmental Body” has the meaning set forth in Section 3.5(6).

(165)

“Restricted Payment” means any payment (in cash or in kind) made by Methanex or a Restricted Subsidiary to a shareholder or to any affiliate that is not Methanex or a Restricted Subsidiary, whether by way of dividend, distribution, repayment of capital, loan advance or loan payment, investment, acquisition or sale of property, or any other similar transaction that has the economic effect of transferring value outside of the group comprising Methanex and its Restricted Subsidiaries (and including any purchase, repurchase, redemption, or other acquisition or retirement for value of any of Methanex’s or a Restricted Subsidiary’s equity interests, shares, capital stock, warrants, options or other rights to acquire any of the foregoing).

(166)	“Restricted Project” means, collectively, the facilities located at:

(a)	Puntas Arenas in Chile;

(b)	Waitara and Motunui in New Zealand (including D1, D2, D3 and D4);

(c)	Point Lisas in Trinidad (and owned by Methanex Trinidad (Titan) Unlimited);

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(d)	Geismar in Louisiana, USA; and

(e)	any future methanol production facilities which are owned by a Restricted Subsidiary;

together in each case with all related real property rights and interests and physical assets comprised therein or appurtenant thereto.

(167)

“Restricted Project Owner” means a person that directly owns, legally or beneficially, all, or a material portion of or interest in, a Restricted Project, which persons as at the date of this agreement are:

(a)	Methanex Chile SpA;

(b)	Methanex New Zealand Limited;

(c)	Methanex Trinidad (Titan) Unlimited;

(d)	Methanex USA LLC;

(e)	Methanex Geismar II LLC;

(f)	the G3 Owner; and

(g)	Methanex Louisiana LLC.

(168)	“Restricted Subsidiary” means any subsidiary of Methanex (other than a Non-Recourse Subsidiary), including for greater certainty:

(a) the US Borrower;

(b) all Restricted Project Owners; and

(c) all subsidiaries of Methanex that perform material services or provide material functions pertaining to a Restricted Project, with the exception of the Egypt Owner and Atlas.

(169)

“Revolver A” means the tranche of the Revolving Facility to be made available to the Borrowers by the Revolving Lenders as a revolving operating facility in an aggregate principal amount not to exceed the Total Revolver A Commitment.

(170)

“Revolver A Commitment” means, in respect of a Revolving Lender, the amount set forth opposite such Revolving Lender’s name under the heading “Revolver A Commitment” as set forth in schedule 1 annexed hereto, subject to Section 2.1(1)(a) and Section 2.2(1)(a).

(171)	“Revolver A Maturity Date” means the fifth anniversary of the Closing Date.

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(172)

“Revolver B” means the tranche of the Revolving Facility to be made available to the Borrowers by the Revolving Lenders as a revolving operating facility in an aggregate principal amount not to exceed the Total Revolver B Commitment.

(173)

“Revolver B Commitment” means, in respect of a Revolving Lender, the amount set forth opposite such Revolving Lender’s name under the heading “Revolver B Commitment” as set forth in schedule 1 annexed hereto, subject to Section 2.1(1)(b) and Section 2.2(1)(b).

(174)	“Revolver B Maturity Date” means the third anniversary of the Closing Date.

(175)	“Revolving Commitment” means, in respect of a Revolving Lender, the sum of such Revolving Lender’s Revolver A Commitment and Revolver B Commitment.

(176)	“Revolving Facility” means, collectively, Revolver A and Revolver B.

(177)	“Revolving Lender” means a Lender who has provided either or both of a Revolver A Commitment and a Revolver B Commitment.

(178)	“Revolving Tranche” means, as the context requires, Revolver A or Revolver B, and “Revolving Tranches” means both Revolver A and Revolver B.

(179)	“Royal Bank” means Royal Bank of Canada.

(180)

“Sale/Leaseback Transaction” means an arrangement with any person other than Methanex or a Restricted Subsidiary providing for the leasing by Methanex or a Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by Methanex or such Restricted Subsidiary to such person in contemplation of such leasing; provided, however, that any subsequent transfer of any such arrangement between Methanex and a Restricted Subsidiary or between Restricted Subsidiaries, whereby Methanex or a Restricted Subsidiary ceases to be the lessor under such arrangement, shall be deemed to constitute a Sale/Leaseback Transaction at such time.

(181)

“Sanctions” means economic or financial sanctions administered, enacted or enforced by any Sanctions Authority, including any restriction on the Lender’s or its affiliates’ ability to conduct business with any person in any country relevant to the transaction, pursuant to all applicable United States or Canadian laws regarding sanctions and export controls (all such applicable Laws currently in effect, all such new applicable Laws in effect in the future or each as amended from time to time), such as the United Nations Act, Special Economic Measures Act, Export and Import Permits Act, Freezing Assets of Foreign Corrupt Officials Act, Criminal Code, Defense Production Act, Proceeds of Crime (Money Laundering) and Terrorist Financing Act, Anti-Terrorism Act or any statutes, rules and regulations enacted, administered, imposed or enforced by the U.S. Department of the Treasury’s Office of Foreign Asset Control or any other similar United States or Canadian statute or regulation, and any person listed in any Sanctions-related list of designated persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State or by His Majesty’s

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Treasury of the United Kingdom, the United National Security Council, the European Union or any EU member state.

(182)

“Sanctions Authority” means (a) Canada, (b) the United Nations, (c) the United States, (d) the European Union, or (e) His Majesty’s Treasury of the United Kingdom, or the respective governmental institutions, agencies and subdivisions of any of the foregoing.

(183)	“S & P” means Standard & Poor’s Rating Services, a division of McGraw Hill Companies Inc. and any successor to its ratings agency business.

(184)

“Senior Notes” means senior unsecured notes issued by Methanex US Operations Inc. supported by a Methanex guarantee pursuant to one or more Rule 144A/Regulation S offerings or other private placement transactions in an amount up to US$700 million.

(185)

“Senior Officer” means, in respect of a corporation, the chairman of the board, the president or chief executive officer, the managing director, the chief financial officer, the vice president – finance, or such other officer as the Agent Bank may agree.

(186)	“Ship Lease Adjustment” means, at any time that the Funded Debt Ratio is to be calculated, the amount that is the lesser of:

(a)	US$700 million; and

(b)	the aggregate of the amounts, as determined in accordance with GAAP, carried at such time as liabilities on the respective balance sheets of:

(i)	Methanex or any Restricted Subsidiaries in respect of Financial Leases entered into for terminal facilities; and

(ii)	Waterfront in respect of Financial Leases entered into for the use of shipping vessels to transport production.

(187)	“SOFR” means a rate per annum equal to the secured overnight financing rate as administered by the SOFR Administrator.

(188)	“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

(189)	“SOFR Advance” has the meaning set forth in the definition of “Advance”.

(190)

“SOFR Available Tenor”, “SOFR Benchmark”, “SOFR Benchmark Replacement”, “SOFR Benchmark Replacement Adjustment”, “SOFR Benchmark Replacement Date”, “SOFR Benchmark Transition Event”, “SOFR Benchmark Transition Start Date”, “SOFR Benchmark Unavailability Period” and “SOFR Unadjusted Benchmark Replacement” have the respective meanings given to them in Section 3.5(6).

(191)	“Specified Action” has the meaning set forth in the Purchase Agreement.

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(192)

“subsidiary” means, at any time in respect of a person, any corporation or other entity controlled at such time directly or indirectly by such person, and includes for greater certainty successive subsidiaries of such subsidiary.

(193)	“Successfully Resolved” has the meaning set forth in the Purchase Agreement.

(194)	“Target Companies” has the meaning set forth in the Purchase Agreement.

(195)

“Taxes” means all taxes, levies, imposts, stamp taxes, duties, charges to tax, fees, deductions, withholdings, charges, compulsory loans or restrictions or conditions resulting in a charge which are imposed, levied, collected, withheld or assessed by any country or political subdivision or taxing authority thereof as of the date hereof or at any time in the future together with interest thereon and penalties with respect thereto, if any, and any payments of principal, interest, charges, fees or other amounts made on or in respect thereof (but excluding any taxes, franchise taxes, levies, imposts or charges imposed, levied or assessed in respect of or applied on the overall net income of any Lender, net earnings of any Lender, net profits of any Lender or capital or place of business of any Lender or on goods and services purchased by any Lender and any penalties and payments of principal, interest, charges, fees or other amounts made on or in respect thereof), and “Tax” and “Taxation” shall be construed accordingly;

(196)	“Term C” means the tranche of Term Loan A to be made available to the Borrowers by the Term Lenders as a term facility in an aggregate principal amount not to exceed the Total Term C Commitment.

(197)	“Term C Commitment” means, in respect of a Term Lender, the amount set forth opposite such Term Lender’s name under the heading “Term C Commitment” as set forth in schedule 1 annexed hereto.

(198)	“Term C Maturity Date” means the third anniversary of the Closing Date.

(199)

“Term CORRA” means, for any calculation with respect to a Term CORRA Advance, the Term CORRA Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term CORRA Determination Day”) that is two Business Days prior to the first day of such Interest Period, as such rate is published by the Term CORRA Administrator; provided, however, that if as of 1:00 p.m. (Toronto time) on any Periodic Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Canadian Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Business Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Business Day is not more than three Business Days prior to such Periodic Term CORRA Determination Day; provided, however, if the Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator more than three Business Days prior to such Periodic Term CORRA

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Determination Day, then Term CORRA will be the interest rate (expressed as a rate per annum on the basis of a year of 365 days) for a comparable tenor quoted by the Agent Bank as of such Periodic Term CORRA Determination Day.

(200)

“Term CORRA Adjustment” means, with respect to Term CORRA, for an Interest Period of a duration of (i) one-month, a percentage equal to     % (    basis points) per annum, and (ii) three-months, a percentage equal    % (   basis points) per annum.

(201)	“Term CORRA Administrator” means CanDeal Benchmark Administration Services Inc., TSX Inc., or any successor administrator.

(202)	“Term CORRA Advance” has the meaning set forth in the definition of “Advance”.

(203)	“Term CORRA Reference Rate” means the forward-looking term rate based on CORRA.

(204)	“Term D” means the tranche of Term Loan A to be made available to the Borrowers by the Term Lenders as a term facility in an aggregate principal amount not to exceed the Total Term D Commitment.

(205)	“Term D Commitment” means, in respect of a Term Lender, the amount set forth opposite such Term Lender’s name under the heading “Term D Commitment” as set forth in schedule 1 annexed hereto.

(206)	“Term D Maturity Date” means the fourth anniversary of the Closing Date.

(207)	“Term Lender” means a Lender who has provided either or both of a Term C Commitment and a Term D Commitment.

(208)	“Term Loan A” means, collectively, Term C and Term D.

(209)

“Term SOFR” means, for any Interest Period for a duration of one month, three months, six months or twelve months (in each case, subject to the availability thereof) for a SOFR Advance, the greater of (i) the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (the “Term SOFR Determination Day”) that is two U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator, and (ii) the Floor; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a SOFR Benchmark Replacement Date (as defined in Section 3.5(6)) with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three U.S. Government Securities Business Days prior to such Term SOFR Determination Day.

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(210)	“Term SOFR Adjustment” means, with respect to Term SOFR, % ( basis points) per annum.

(211)	“Term SOFR Administrator” means CME Group Benchmark Administration Limited (or a successor administrator of the Term SOFR Reference Rate selected by the Agent Bank in its reasonable discretion).

(212)	“Term SOFR Determination Day” has the meaning assigned to it under the definition of Term SOFR.

(213)	“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

(214)	“Term Tranche” means, as the context requires, Term C or Term D, and “Term Tranches” means both Term C and Term D.

(215)

“this agreement”, “herein”, “hereof”, “hereto” and “hereunder” and similar expressions mean and refer to the 2009 Credit Agreement as supplemented, amended, restated and replaced from time to time (including by this agreement), and not to any particular article, Section, schedule or other portion hereof; and the expressions “article”, “Section” and “schedule” followed by a number or letter mean and refer to the specified article, Section or schedule of this agreement.

(216)	“Total Capitalization” means the sum of Funded Debt and Consolidated Tangible Net Worth.

(217)	“Total Commitment” means the sum of the Total Revolver Commitment and the Total Term Commitment.

(218)	“Total Revolver Commitment” means the sum of the Total Revolver A Commitment and the Total Revolver B Commitment.

(219)	“Total Revolver A Commitment” means the sum of all Revolver A Commitments.

(220)	“Total Revolver B Commitment” means the sum of all Revolver B Commitments.

(221)	“Total Term Commitment” means the sum of the Total Term C Commitment and the Total Term D Commitment.

(222)	“Total Term C Commitment” means the sum of all Term C Commitments.

(223)	“Total Term D Commitment” means the sum of all Term D Commitments.

(224)	“Tranche” means, as the context requires, Revolver A, Revolver B, Term C or Term D, and “Tranches” means, as the context requires, a combination of Revolver A, Revolver B, Term C and/or Term D.

(225)	“Transaction Costs” means fees, expenses and integration costs incurred in connection with the Transactions.

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(226)

“Transactions” means the Acquisition, the amendments effected by this agreement, the incurrence or issuance, as applicable, of any Permanent Financing (including any combination of Term Loan A, the Senior Notes and/or the Equity Offerings) and the Bridge Facility.

(227)	“Unadjusted Canadian Benchmark Replacement” means the applicable Canadian Benchmark Replacement excluding the related Canadian Benchmark Replacement Adjustment.

(228)	“Uniform Customs” means the Uniform Customs and Practices for Documentary Credits (1993 Revision), ICC Publication 500.

(229)	“US Base Rate” means, at any time, the greatest of:

(a)	the rate of interest per annum established and reported by the Agent Bank from time to time as the reference rate of interest it charges to customers for US Dollar loans made by it in Canada;

(b)	the sum of (i) the Federal Funds Effective Rate multiplied by 365 and divided by 360, plus (ii) basis points per annum; and

(c)	Adjusted Term SOFR for a one-month tenor in effect for such day plus %;

provided that to the extent such highest rate as calculated above shall, at any time, be less than the Floor, such rate shall be deemed to be Floor for all purposes herein. Any change in the US Base Rate due to a change in the rate set forth in (a), the Federal Funds Effective Rate or Adjusted Term SOFR shall be effective on the opening of business on the day specified in the public announcement of such change, all without the necessity of any notice thereof to Methanex or any other person.

(230)	“US Base Rate Advance” has the meaning set forth in the definition of “Advance”.

(231)	“US Borrower” means Methanex US Operations Inc.

(232)	“US Borrower Account” means the following account of the US Borrower:

(233)	“US Dollar Advance” has the meaning set forth in the definition of “Advance”.

(234)

“US Dollars”, “United States Dollars” and “US$” each mean lawful money of the United States of America in same day immediately available funds or, if such funds are not available, the form of money of the United States of America that is customarily used in the settlement of international banking transactions on the day payment is due hereunder.

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(235)

“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday, or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

(236)	“Waterfront” means Waterfront Shipping Limited or any successor or assignee entity.

(237)

“1995 US Note Indenture” means the indenture dated as of July 20, 1995 between Methanex and the United States Trust Company of New York pursuant to which the 2014 US Notes and other notes are issued, as supplemented by a first supplemental indenture dated as of June 18, 2002, a second supplemental indenture dated as of June 19, 2002, a third supplemental indenture dated as of December 9, 2003, a fourth supplemental indenture dated as of August 3, 2005, the 2012 Fifth Supplemental and the 2014 Sixth Supplemental.

(238)

“2005 Credit Agreement” means the credit agreement dated for reference June 3, 2005 entitled “2005 Credit Agreement” between Methanex Corporation as Borrower, Royal Bank of Canada as administrative agent, Canadian Imperial Bank of Commerce as Syndication Agent Bank, ABN AMRO Bank N.V. and BNP Paribas, acting through its Canada Branch as Documentation Agent Banks, and those institutions whose names are set forth on the execution pages thereof under the heading “Lenders” as lenders.

(239)	“2009 Credit Agreement” has the meaning set forth in the first recital to this agreement.

(240)

“2012 Fifth Supplemental” means the fifth supplemental indenture dated as of February 28, 2012 between Methanex as issuer and The Bank of New York Mellon as trustee, which indenture was supplemental to the 1995 US Note Indenture.

(241)

“2014 Sixth Supplemental” means the sixth supplemental indenture dated as of November 18, 2014 between Methanex as issuer and The Bank of New York Mellon as trustee, which indenture was supplemental to the 1995 US Note Indenture.

(242)	“2014 US Notes” means:

(a)

the fixed-rate unsecured series of notes and debentures due December 1, 2024 issued by Methanex in the United States in the aggregate principal amount of US$300 million under the 1995 US Note Indenture; and

(b)

the fixed-rate unsecured series of notes and debentures due December 1, 2044 issued by Methanex in the United States in the aggregate principal amount of US$300 million under the 1995 US Note Indenture.

Section 1.2 Computation of Time Periods.

(1)

In this agreement, in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

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(2)

Where in this agreement a notice must be given a number of days prior to a specified action, the day on which such notice is given shall be included and the day of the specified action shall be excluded.

Section 1.3 Accounting Terms.

All accounting terms not specifically defined herein shall be construed, and resulting calculations and determinations made, in accordance with GAAP (subject to local requirements applicable to non-Canadian entities).

Section 1.4 Incorporation of Schedules.

Schedules 1 to 17 annexed hereto shall, for all purposes hereof, form an integral part of this agreement.

Section 1.5 Singular, Plural, etc.

As used herein, each gender shall include all genders, and the singular shall include the plural and the plural the singular, as the context shall require.

Section 1.6 Successors, etc.

In this agreement, unless otherwise stated herein:

(a)

reference to any body corporate shall include successors thereto, whether by way of amalgamation or otherwise; provided that certain corporate reorganizations involving Methanex or a Restricted Subsidiary shall nonetheless be subject to the terms and provisions hereof;

(b)

reference to any statute, enactment or legislation or to any Section or provision thereof shall include a reference to any order, ordinance, regulation, rule or by-law or proclamation made under or pursuant to that statute, enactment or legislation and all amendments, modifications, consolidations, re-enactments or replacements thereof or substitutions therefor from time to time; and

(c)

reference to any agreement, instrument, Permit or other document shall include reference to such agreement, instrument, Permit or other document as the same may have been heretofore, or may be hereafter, amended, supplemented or restated from time to time (and irrespective of whether amendments, supplements or restatements prior to the date hereof have or have not been specifically identified herein).

Section 1.7 Interpretation not Affected by Headings, etc.

The division of this agreement into articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

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Section 1.8 Meaning of “Including”.

The words “including” and “includes”, when either follows any general term or statement, is not to be construed as limiting the general term or statement to the specific terms or matters set forth immediately following such word or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement.

Section 1.9 General Provisions as to Certificates and Opinions, etc.

Whenever the delivery of a certificate is a condition precedent to the taking of any action by the Agent Bank or a Lender hereunder, the truth and accuracy of the facts and the diligent and good faith determination by the applicable Borrower of the opinions stated in such certificate shall in each case be conditions precedent to the right of Methanex or the US Borrower to have such action taken, and any certificate executed by the applicable Borrower shall be deemed to be a representation and warranty of the applicable Borrower that the facts stated in such certificate are true and accurate in all material respects, subject to the qualifications that (i) any projections contained in any certificate or opinion are only made in good faith based on assumptions believed reasonable by the applicable Borrower when such projections were made, and (ii) certain of the facts stated may be to the best of the knowledge of the person executing the certificate.

Section 1.10 Survival.

Any provision herein stated to survive payment and performance of the Obligations shall survive only with respect to events and circumstances occurring prior to such payment and performance.

Section 1.11 Effectiveness; Other Credit Facility Documents.

(1)

Effectiveness – Effective Date Amendments. The Effective Date Amendments will become effective on the Effective Date. For greater clarity, the First 2024 ARCA, as amended by the Effective Date Amendments, will be effective and shall govern the relationship between the parties until the Closing Date (at which point, the First 2024 ARCA, as amended by the Effective Date Amendments and the Closing Date Amendments will be effective and shall govern the relationship between the parties).

(2)	Effectiveness – Closing Date Amendments. The Closing Date Amendments will become effective on the Closing Date.

(3)

References. During the period from (and including) the Effective Date to (but not including) the Closing Date, any reference in a Credit Facility Document to the 2009 Credit Agreement will constitute a reference to such agreement as amended, supplemented, restated and replaced at such time (including by the Effective Date Amendments but not, for greater certainty, the Closing Date Amendments).

(4)	Ibid. On or after the Closing Date, any reference in a Credit Facility Document to the 2009 Credit Agreement will constitute a reference to such agreement as amended,

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supplemented, restated and replaced at such time (including by both the Effective Date Amendments and the Closing Date Amendments).

(5)

Continued Effect. Methanex confirms and agrees that, notwithstanding (but subject to) the amendments and restatement provided for in this agreement, each of the existing Credit Facility Documents to which Methanex is a party, and all covenants, clauses, provisions, powers, matters and things contained therein, shall continue in full force and effect.

Section 1.12 Continuation of Existing Accommodations.

Each Accommodation under or in connection with Tranche A or Tranche B (each as defined in the First 2024 ARCA, and including the aggregate principal amount outstanding of each Advance to Methanex and the face amount of each Letter of Credit issued at the request of Methanex) shall be considered to be continuing as an Accommodation by Methanex (in each case, of the same nature and with the same Lender) under, respectively, Revolver A or Revolver B.

Section 1.13 Interest Rates: Benchmark Notification.

The interest rate on an Accommodation may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a SOFR Benchmark Transition Event or a Canadian Benchmark Transition Event, Section 3.5 or, as applicable, Section 3.6 provides a mechanism for determining an alternative rate of interest.

The Agent Bank does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Cdn Prime Rate, US Base Rate, SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, CORRA, Term CORRA, Adjusted Term CORRA, Daily Compounded CORRA, Adjusted Daily Compounded CORRA or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any SOFR Benchmark Replacement or Canadian Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Canadian Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Cdn Prime Rate, US Base Rate, SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, CORRA, Term CORRA, Adjusted Term CORRA, Daily Compounded CORRA, Adjusted Daily Compounded CORRA or any other SOFR Benchmark or Canadian Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Change.

The Agent Bank and its affiliates and other related entities may engage in transactions that affect the calculation of the Cdn Prime Rate, US Base Rate, SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, CORRA, Term CORRA, Adjusted Term CORRA, Daily Compounded CORRA, Adjusted Daily Compounded CORRA, any alternative, successor or alternative rate (including any SOFR Benchmark Replacement or Canadian

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Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to a Borrower.

The Agent Bank may select information sources or services in its reasonable discretion to ascertain the Cdn Prime Rate, US Base Rate, SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, CORRA, Term CORRA, Adjusted Term CORRA, Daily Compounded CORRA, Adjusted Daily Compounded CORRA or any other SOFR Benchmark or Canadian benchmark, in each case pursuant to the terms of this agreement, and shall have no liability to the Borrowers, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

ARTICLE 2

THE CREDIT FACILITIES

Section 2.1 Credit Facilities.

(1)	Commitments.

(a)	Revolver A. Revolver A shall be made available by the Revolving Lenders to the Borrowers on a revolving basis in the principal amount of up to US$400 million; provided that:

(i)	the aggregate principal amount of Revolver A may be increased as set forth in Section 2.1(6); and

(ii)	the aggregate principal amount of Revolver A may be reduced as set forth in Section 2.1(8).

On the terms and subject to the conditions herein set forth, each Revolving Lender shall make Accommodations available, pro rata on the basis of the respective Revolver A Commitments of the Revolving Lenders.

In no event shall the Principal Outstanding in respect of the Accommodations made by a Revolving Lender under Revolver A exceed such Revolving Lender’s Revolver A Commitment, and (subject to Sections 2.1(5), 2.11 and 5.1) in no event shall such Principal Outstanding under Revolver A exceed such Revolving Lender’s pro rata share of the aggregate Principal Outstanding under Revolver A.

Each Revolving Lender shall make Accommodations available to the Borrowers under Revolver A through its relevant Lending Branch. No Revolving Lender shall re-designate a Lending Branch which will result in amounts becoming payable under Section 12.11 forthwith upon and as a result of such re-designation.

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(b)

Revolver B. Revolver B shall be made available by the Revolving Lenders to the Borrowers on a revolving basis in the principal amount of up to US$200 million; provided that the aggregate principal amount of Revolver B may be increased as set forth in Section 2.1(6).

On the terms and subject to the conditions herein set forth, each Revolving Lender shall make Accommodations available, pro rata on the basis of the respective Revolver B Commitments of the Revolving Lenders.

In no event shall the Principal Outstanding in respect of the Accommodations made by a Revolving Lender under Revolver B exceed such Revolving Lender’s Revolver B Commitment, and (subject to Sections 2.1(5), 2.11 and 5.1) in no event shall such Principal Outstanding under Revolver B exceed such Revolving Lender’s pro rata share of the aggregate Principal Outstanding under Revolver B.

Each Revolving Lender shall make Accommodations available to the Borrowers under Revolver B through its relevant Lending Branch. No Revolving Lender shall re-designate a Lending Branch which will result in amounts becoming payable under Section 12.11 forthwith upon and as a result of such re-designation.

(c)	Term C. Term C shall be made available by the Term Lenders to the Borrowers on a non-revolving basis in the principal amount of up to US$325 million.

On the terms and subject to the conditions herein set forth, each Term Lender shall make Accommodations available, pro rata on the basis of the respective Term C Commitments of the Term Lenders.

In no event shall the Principal Outstanding in respect of the Accommodations made by a Term Lender under Term C exceed such Term Lender’s Term C Commitment, and (subject to Section 2.11) in no event shall such Principal Outstanding under Term C exceed such Term Lender’s pro rata share of the aggregate Principal Outstanding under Term C.

Each Term Lender shall make Accommodations available to the Borrowers under Term C through its relevant Lending Branch. No Term Lender shall re-designate a Lending Branch which will result in amounts becoming payable under Section 12.11 forthwith upon and as a result of such re-designation.

(d)	Term D. Term D shall be made available by the Term Lenders to the Borrowers on a non-revolving basis in the principal amount of up to US$325 million.

On the terms and subject to the conditions herein set forth, each Term Lender shall make Accommodations available, pro rata on the basis of the respective Term D Commitments of the Term Lenders.

In no event shall the Principal Outstanding in respect of the Accommodations made by a Term Lender under Term D exceed such Term Lender’s Term D

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Commitment, and (subject to Section 2.11) in no event shall such Principal Outstanding under Term D exceed such Term Lender’s pro rata share of the aggregate Principal Outstanding under Term D.

Each Term Lender shall make Accommodations available to the Borrowers under Term D through its relevant Lending Branch. No Term Lender shall re-designate a Lending Branch which will result in amounts becoming payable under Section 12.11 forthwith upon and as a result of such re-designation.

(2)	Purposes.

Each of Revolver A and Revolver B shall be used for general corporate purposes of the Borrowers and the Restricted Subsidiaries including working capital, capital expenditures, fees and expenses and, subject to the terms of this agreement, to partially fund the Acquisition and pay Transaction Costs.

Each of Term C and Term D shall be used by the Borrowers to partially fund the Acquisition and pay Transaction Costs.

(3)	Availability.

Revolving Facility. Subject to Section 2.1(5), Accommodations under each of Revolver A and Revolver B will be made available to the Borrowers from time to time in the following minimum amounts (and in incremental amounts if so indicated in parentheses):

US Base Rate Advances	US$5 million
SOFR Advances	US$5 million
Cdn Prime Rate Advances	C$5 million
CORRA Advances	C$5 million
Letters of Credit	(No minimum)

It is understood that each of Revolver A and Revolver B is a revolving credit facility and, within the limits imposed by the relevant Commitments of the Revolving Lenders, Accommodations may be provided thereunder, repaid or retired and provided again up to the relevant Maturity Date.

Term Loan A. Accommodations under each of Term C and Term D will be made available to the Borrowers from time to time in the following minimum amounts:

US Base Rate Advances	US$5 million
SOFR Advances	US$5 million

It is understood that each of Term C and Term D is a non-revolving credit facility and amounts repaid or retired may not be borrowed again.

(4)	Revolving Repayments. In the event that a Borrower wishes to make a repayment on account of either Revolver A or Revolver B in accordance with its revolving nature

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and with the intention that the amount so repaid may be re-borrowed (and therefore excluding, for greater certainty, repayments required by voluntary reductions of the Commitments as contemplated by Section 2.3), such Borrower shall provide to the Agent Bank the number of days’ notice stipulated in schedule 7 annexed hereto, using the form of notice of repayment set forth in schedule 15 annexed hereto. A Borrower may make such a payment under Revolver A or Revolver B without being required to make any concurrent repayment under the other Revolving Tranche or under Term Loan A.

(5)	Non-Pro Rata Borrowing Options.

(a)

EDC - It is acknowledged that EDC is not in a position to make Letters of Credit available hereunder. As a result, in the event that a Borrower has requested an Issuance, EDC will have no obligation to be included in the making of such Issuance and the Agent Bank and the other Revolving Lenders will make appropriate arrangements for same to be made by the Revolving Lenders other than EDC in the same manner as if EDC were not a party hereto; provided that in no event shall the Principal Outstanding in respect of the Accommodations made by a Revolving Lender under Revolver A or Revolver B exceed such Revolving Lender’s Revolver A Commitment or, as the case may be, Revolver B Commitment.

(b)	Agent Bank Advances.

(i)

In the event that a Borrower has a requirement for a Cdn Prime Rate Advance or a US Base Rate Advance under the Revolving Facility in same day funds in a minimum amount of US $100,000 (or C$100,000, as the case may be) up to US $10 million (or the Equivalent Amount in Canadian Dollars), such Borrower may (subject to satisfaction of applicable terms and conditions hereof) obtain such Advance in multiples of US$100,000 (or C$100,000, as the case may be) (in Section 2.1(5)(b) and Section 2.1(5)(c), and subject to the following paragraph (ii), an “Agent Bank Advance”) from the Agent Bank alone on a same day basis notwithstanding schedule 7 annexed hereto and otherwise as set forth in this Section 2.1(5)(b).

(ii)	In addition,

(A)	any Canadian Dollar or US Dollar debit balance from time to time in the relevant Borrower Account, and

(B)

if at any time a Borrower is party to a cash concentration arrangement with the Agent Bank, the amount of any overdraft from time to time in the Canadian Dollar or US Dollar concentration account, as the case may be, of such Borrower established pursuant to such arrangement (which for great certainty may include such Borrower’s Account),

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shall, without duplication, be deemed to be a Cdn Prime Rate Advance or US Base Rate Advance, as the case may be, outstanding to such Borrower from the Agent Bank under the Revolving Facility as an Agent Bank Advance.

(iii)

The Borrowers shall ensure that the sum of (i) the US Dollar principal amount of the US Base Rate Advances outstanding as Agent Bank Advances, and (ii) the Equivalent Amount in US Dollars of the Canadian Dollar principal amount of the Cdn Prime Rate Advances outstanding as Agent Bank Advances, shall not at any time exceed US$40 million.

(iv)

On the last Business Day of each week, and on such other occasions as the Agent Bank may see fit, the Agent Bank shall determine the aggregate principal amount of Agent Bank Advances outstanding hereunder.

(v)	Each Agent Bank Advance shall be repaid in full, including all accrued and unpaid interest, on the last Business Day of each week.

(vi)

If an Agent Bank Advance is not repaid in full in accordance with paragraph (v) and the aggregate remaining principal amount is over US$1 million or C$1 million, as the case may be, the relevant Borrower shall be deemed to have delivered to the Agent Bank a Borrowing Notice requesting a Cdn Prime Rate Advance in such aggregate principal amount (notwithstanding the minimum amount specified in Section 2.1(3)) in Canadian Dollars, or a US Base Rate Advance in such aggregate principal amount (notwithstanding the minimum amount specified in Section 2.1(3)) in US Dollars, or both as applicable, and the Agent Bank shall give to each Revolving Lender prompt notice thereof and such Revolving Lender’s rateable portion of such Advance(s) (with a concurrent copy of such notice to such Borrower).

The proceeds of the funding by the Revolving Lenders under such Borrowing Notice shall be applied by the Agent Bank to repay the Agent Bank Advances.

(vii)

Each Revolving Lender agrees to indemnify the Agent Bank (to the extent not reimbursed by the Borrowers), pro rata in accordance with its Revolving Commitment, from and against any and all losses and claims of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent Bank in any way relating to or arising out of any Agent Bank Advances; provided that no Revolving Lender shall be liable for any portion of such losses or claims resulting from the Agent Bank’s gross negligence or wilful misconduct.

(c)	It is acknowledged that, to the extent that:

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(i)	EDC does not make an Accommodation in the circumstances contemplated by Section 2.1(5)(a);

(ii)	the Agent Bank makes Agent Bank Advances as contemplated by Section 2.1(5)(b); or

(iii)	the provisions of Section 2.11 are applied to an Accommodation;

then (subject to the last paragraph of Section 5.1) the respective Obligations owed to the Revolving Lenders may not be pro rata to their respective Revolving Commitments. In the case of Agent Bank Advances only (but not, for greater certainty, in the circumstances contemplated by (i) or (iii) above), the Revolving Lenders shall on acceleration of the Obligations adjust same as among themselves in the manner contemplated by Section 12.1. The relevant Borrower shall use all reasonable commercial efforts to keep all Obligations pro rata among the Revolving Lenders on the basis of their respective Revolving Commitments.

(6)

Accordion Feature. Upon written notice to the Agent Bank at any time (other than during the ICR Waiver Period), provided that no Default or Event of Default has occurred and is continuing, Methanex may at any time request an increase of up to US$100 million in the aggregate Revolving Commitments, so that the aggregate Revolving Commitments may be up to US$700 million (and which increased amount may be allocated between Revolver A and Revolver B in such manner as Methanex shall request). The Revolving Lenders at the time of such notice shall not be obliged to participate in any increase and Methanex may pursue and include new lenders to assist in funding the increase; provided that the addition of new lenders shall be subject to:

(a)	the ability of the new lenders to make funding available in each of the relevant lending jurisdictions;

(b)

in the case of any new lender that would be either (i) a Non-Qualifying Lender as defined in Section 5.1, or (ii) an affiliate of Methanex, the consent of the other existing and new Revolving Lenders; and

(c)

the execution and delivery by such new lenders of such accession or similar agreements as may be advised by Lenders’ counsel in order that such new lenders shall be bound by the terms and conditions of this agreement.

(7)

ICR Waiver Period Election. Methanex may, on one occasion between the Closing Date and the Revolver A Maturity Date, inclusive, and only when no Default or Event of Default has occurred and is continuing and by giving written notice (an “ICR Waiver Period Election”) to the Agent Bank in the form of schedule 14 annexed hereto at least 15 Business Days prior to the proposed start of the ICR Waiver Period, elect to invoke the terms of the ICR Waiver Period. An ICR Waiver Period Election shall be effective on the ICR Waiver Period Effective Date, subject to satisfaction of the following conditions precedent:

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(a)

if the Escrow Documents are held by the Agent Bank, the stamp duty payments, registrations, filings and recordings referred to in Section 6.4(c)(i)(B) shall have been completed, and (i) the opinion and supporting corporate documentation referred to in Section 6.4(c)(i)(C), and (ii) the certificate referred to in Section 6.4(c)(i)(D) shall have been delivered to the Agent Bank at the times therein set forth;

(b)

if the Escrow Documents are held by the Agent Bank, Methanex shall have delivered to the Agent Bank such evidence as the Agent Bank shall consider satisfactory, acting reasonably, confirming that the amount available to be secured by the Medicine Hat Security by virtue of Section 4.08 of the 1995 US Note Indenture is at least       ;

(c)	as at the ICR Waiver Period Effective Date, neither a Default nor an Event of Default shall have occurred and be continuing;

(d)	as at the ICR Waiver Period Effective Date, no Material Adverse Effect (Medicine Hat) shall have occurred and be continuing; and

(e)	Methanex shall have delivered to the Agent Bank, together with the ICR Waiver Period Election:

(i)	a Compliance Certificate demonstrating compliance (as at the end of the preceding Financial Quarter) with the financial covenants applicable to the Credit Facilities during the ICR Waiver Period; and

(ii)

management’s best estimate of pro forma calculations demonstrating pro forma compliance (as at the date of the ICR Waiver Period Election) with the financial covenants applicable to the Credit Facilities during the ICR Waiver Period;

provided that, in the event that a Material Adverse Effect (Medicine Hat) has occurred and is continuing, Methanex and the Agent Bank shall enter into discussions regarding the provision by Methanex of alternate security with a value of not less than        satisfactory to all Lenders, acting reasonably, (“Acceptable Replacement Security”) in place of the Medicine Hat Security. If Methanex provides Acceptable Replacement Security, and all registrations, payment of stamp duty, filings or recordings necessary to preserve, protect or perfect the enforceability and priority of the Liens created by the Acceptable Replacement Security have been completed, then Methanex shall have met the conditions set forth in Section 2.1(7)(a) and Section 2.1(7)(d) above. For greater certainty, the Agent Bank acknowledges and confirms that as of the Effective Date the Escrow Documents are held by it and therefore the conditions contained in Section 2.1(7)(a) and Section 2.1(7)(b) are (with respect to the Escrow Documents) deemed to be satisfied. If any Lender determines, acting reasonably, that any applicable Law has made it unlawful, or that any governmental authority has asserted that it is unlawful, for such Lender to hold or benefit from a Lien over real property pursuant to any law of the United States or any state thereof, such Lender may notify the Agent Bank and disclaim any benefit of such Lien to the

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extent of such illegality; provided, that such determination or disclaimer shall not invalidate or render unenforceable such Lien for the benefit of any other Lender.

(8)

ICR Waiver Period Terms. Upon the ICR Waiver Period Effective Date (or, in the case of paragraph (a), on the third anniversary of the Closing Date if such third anniversary has not yet occurred and the ICR Waiver Period Effective Date occurs before such third anniversary), the following terms and conditions shall apply to the Credit Facilities during (and, as otherwise set forth specifically below, after) the ICR Waiver Period:

(a)	the figure “60.0%” set forth in Section 9.2(c)(i) shall be changed to “55%” on a permanent basis;

(b)	the expression “2.0:1” set forth in Section 9.2(c)(ii) shall be changed to “1.0:1” during the ICR Waiver Period;

(c)	the Total Revolver A Commitments shall be reduced by 10% on a permanent basis and, for greater certainty, the Total Revolver B Commitments shall remain unchanged;

(d)	the last sentence of Section 9.1(h) shall be operative during the ICR Waiver Period;

(e)	Section 9.2(j) shall be operative during the ICR Waiver Period;

(f)

the Medicine Hat Security shall be released at any time after the last day of the Financial Quarter immediately following the last day of the ICR Waiver Period upon the written request of Methanex to the Agent Bank if:

(i)	Methanex has minimum corporate credit ratings of at least BBB-/Ba1 or BB+/Baa3 by S&P/Moody’s; and

(ii)

Methanex shall have delivered to the Agent Bank a Compliance Certificate demonstrating compliance (at the end of the Financial Quarter immediately preceding the proposed date of release of the Medicine Hat Security) with the financial covenants applicable to the Credit Facilities as at the end of such preceding Financial Quarter or, as applicable, during the four Financial Quarters then ended), which covenants shall be applied and determined without giving effect to the ICR Waiver Period Election;

(g)	Section 12.2(2)(h) shall become effective; and

(h)

in the event that at any time prior to the release of the Medicine Hat Security in accordance with the preceding paragraph (f) a Material Adverse Effect (Medicine Hat) has occurred and is continuing, Methanex and the Agent Bank shall enter into discussions regarding the provision by Methanex of Acceptable Replacement Security in place of the Medicine Hat Security, and Methanex shall within 90 days of written request by the Agent Bank (subject to an

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extension of up to 30 days if required and agreed by the Agent Bank) ensure that such Acceptable Replacement Security shall have been executed and delivered to the Agent Bank, and all registrations, payment of stamp duty, filings or recordings necessary to preserve, protect or perfect the enforceability and priority of the Liens created by such Acceptable Replacement Security shall have been completed.

Section 2.2 Amortization.

(1)	Amortization. The Lenders’ respective:

(a)	Revolver A Commitments shall be reduced to nil, and the Borrowers shall repay all Revolver A Obligations in full, on the Revolver A Maturity Date;

(b)	Revolver B Commitments shall be reduced to nil, and the Borrowers shall repay all Revolver B Obligations in full, on the Revolver B Maturity Date;

(c)

Term C Commitments shall be reduced to nil, and the Borrowers shall repay all Term C Obligations in full, on the Term C Maturity Date; provided that, in addition, Term C will amortize at the rate of 5% per annum calculated on the amount originally advanced, payable quarterly commencing on the last day of the first full Financial Quarter after the Closing Date; provided that, if Term C is advanced on both the Closing Date and the JV Holdco Closing Date, such amortization payments shall be calculated on the amount originally advanced on, respectively, the Closing Date and the JV Holdco Closing Date; and

(d)

Term D Commitments shall be reduced to nil, and the Borrowers shall repay all Term D Obligations in full, on the Term D Maturity Date; provided that, in addition, Term D will amortize at the rate of 5% per annum, payable quarterly commencing on the last day of the first full Financial Quarter after the Closing Date.

(2)

Foreign Exchange Fluctuations. If at any time the Principal Outstanding under Revolver A or Revolver B shall exceed the Total Revolver A Commitment or the Total Revolver B Commitment, as the case may be, solely by virtue of a change in the Equivalent Amount in US Dollars of Accommodations made in another currency, the Borrowers shall forthwith following demand therefor by the Agent Bank pay to the Agent Bank such amount as is required to reduce such Principal Outstanding to, or below, the Total Revolver A Commitment or the Total Revolver B Commitment, as the case may be; provided that, in the event that following repayment of all outstanding Cdn Prime Rate Advances and US Base Rate Advances there remains an excess attributable to the outstanding principal amount under SOFR Advances, CORRA Advances or Letters of Credit, such amount shall be paid by the Borrowers to the Agent Bank, and shall be held by the Agent Bank and invested as directed by Methanex in Approved Securities as cash collateral security for the Obligations of the Borrowers in respect of such SOFR Advances, CORRA Advances or Letters of Credit.

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(3)

Interest. At the same time as any required or voluntary repayment of principal is made hereunder, the Borrowers shall also pay all accrued and unpaid interest on the principal amount being repaid or prepaid, together with any related Increased Costs.

Section 2.3 Voluntary and Mandatory Prepayments and Reductions of Commitments.

The Borrowers shall have the right at any time, without penalty or bonus, upon at least five Business Days’ notice given by Methanex to the Agent Bank (which notice, for great certainty, may be given during the ICR Waiver Period), to prepay in whole or in part on a permanent basis the outstanding principal of, and interest on, a Credit Facility or to terminate the whole or reduce in part on a permanent basis the unused portion of the Commitments (pro rata among the relevant Lenders on the basis of their respective Commitments prior to such reduction). Each partial reduction shall be in an aggregate minimum amount of US$5 million and multiples thereof. A Borrower may make such a prepayment or termination under a Tranche without being required to make any concurrent prepayment or termination under any other Tranche.

Section 2.4 Payments.

(1)

Payment Account. The Borrowers shall make each payment to be made hereunder (i) in Canadian Dollars, in respect of Canadian Dollar Advances, CORRA Advances, Canadian Dollar Letters of Credit and interest and fees thereon, and (ii) in US Dollars, in respect of US Dollar Advances, US Dollar Letters of Credit and interest and fees thereon. The Borrowers shall make each such payment not later than 1:00 p.m. (Toronto time) on the day when due, in same day funds, by deposit of such funds to the Payment Account.

(2)

Business Day. Subject to the next following sentence, whenever any payment hereunder shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or fees, as the case may be. If any such extension would cause any payment of interest or fees on an Accommodation to be made in the next following calendar month, such payment shall be made on the last preceding Business Day.

(3)	Application. Unless otherwise expressly set forth herein, all amounts received by the Agent Bank on account of the Obligations shall be applied by the Agent Bank as follows:

(a)	first, to fulfil the obligations of the Borrowers to pay agency fees to the Agent Bank as set forth in Section 2.6;

(b)	second, to fulfil the Borrowers’ obligation to pay accrued and unpaid interest (including interest on overdue interest and other amounts);

(c)

third, to fulfil the Borrowers’ obligation to pay any fees which are due and owing (including other fees set forth in Section 2.6), and any Increased Costs and other unpaid costs, expenses and other amounts payable to the Agent Bank and the Lenders in connection with any of the Credit Facility Documents;

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(d)	fourth, to fulfil the Borrowers’ obligation to pay any amounts due and owing on account of Principal Outstanding (including in respect of the Face Amount of Letters of Credit); and

(e)	last, to Methanex or as any court of competent jurisdiction may otherwise direct.

(4)

Pro Rata Basis. All payments of principal, interest and fees herein set forth, unless otherwise expressly stipulated, shall be made for the account of, and distributed to, the Lenders pro rata on the basis of the Obligations respectively owed to them.

Section 2.5 Computations.

(1)

Basis. All computations of (i) interest based on the Cdn Prime Rate or the US Base Rate shall be made by the Agent Bank on the basis of a year of 365 days and the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable, and (ii) interest based on SOFR shall be made by the Agent Bank on the basis of a year of 360 days and the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. All computations of fees shall be made by the Agent Bank on the basis of a year of 365 days and the actual number of days (including the first day but excluding the last day) occurring in the period for which such fees are payable. Each determination by the Agent Bank of an amount of interest or fees payable by a Borrower hereunder shall be conclusive and binding for all purposes, absent demonstrated error.

(2)

Interest Act (Canada). For purposes of disclosure pursuant to the Interest Act (Canada), the yearly rate of interest to which any rate of interest based on SOFR is equivalent may be determined by multiplying the applicable rate by a fraction, the numerator of which is the number of days to the same calendar date in the next calendar year (or 365 days if the calculation is made as of February 29) and the denominator of which is 360.

Section 2.6 Fees.

(1)

Standby Fee. There shall be paid to the Agent Bank by the Borrowers (for the account of the Lenders on a pro rata basis) a standby fee at the Applicable Margin (as set forth under the heading “Standby Fee” in schedule 12 annexed hereto) for each Tranche calculated on the difference from time to time between the Total Revolver A Commitment, the Total Revolver B Commitment or the Total Term C Commitment, as applicable, and the Principal Outstanding under such Tranche; such fee shall be payable in US Dollars, calculated daily from the Closing Date to the relevant Maturity Date, and payable monthly in arrears on the last Business Day of each calendar month; provided that:

(a)	for greater certainty, there shall be no standby fee on Term D as it will be fully drawn on the Closing Date;

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(b)

the standby fee in respect of Term C shall only apply in respect of any undrawn amount of Term C after the Closing Date, and the standby fee for such undrawn portion of the Term C Commitment will be a flat     basis points per annum; and

(c)	the standby fee in respect of the Revolving Facility will be without duplication of any ticking fee applied.

(2)

Ticking Fee. There shall be paid to the Agent Bank by the Borrowers (for the account of the Lenders on a pro rata basis) a ticking fee as set forth under the heading “Ticking Fee” in schedule 12 annexed hereto for each Tranche calculated on the difference from time to time between the Total Revolver A Commitment, the Total Revolver B Commitment, the Total Term C Commitment or the Total Term D Commitment, as applicable, and the Principal Outstanding under such Tranche; such fee shall be payable in US Dollars, calculated daily from November 7, 2024 to the Closing Date, and payable monthly in arrears on the last Business Day of each calendar month.

(3)

Other Fees. The Borrowers shall also pay to the Agent Bank the agency and other fees set forth in the fees confirmation email between the Agent Bank and Methanex on or about the date of this agreement (or as otherwise agreed between the Agent Bank and Methanex).

Section 2.7 Interest on Overdue Amounts.

Except as otherwise provided in this agreement, each amount owed by a Borrower to a Lender which is not paid when due (whether at stated maturity, on demand, by acceleration or otherwise) shall bear interest (both before and after judgment), from the date on which such amount is due until such amount is paid in full, payable on demand, at a rate per annum equal at all times to the US Base Rate (in the case of US Dollars) or the Cdn Prime Rate (in the case of Canadian Dollars), in each case plus the Applicable Margin plus      percent, with interest on overdue interest at the same rate as well after as before maturity, demand and judgment.

Section 2.8 Maintenance of Accounts.

Each Borrower shall open and maintain its Borrower’s Account.

Section 2.9 Illegality.

If the enactment of any applicable Law, or any change therein or in the interpretation or application thereof by any Official Body or compliance by a Lender with any guideline, official directive, request or direction (whether or not having the force of Law) of any Official Body, hereafter makes it unlawful for a Lender to make, fund or maintain any type of Accommodation or to give effect to its obligations in respect of such type of Accommodation, then such Lender may, by written notice thereof to Methanex and the Agent Bank, declare its obligations under this agreement in respect of such type of Accommodation to be terminated, whereupon the same shall forthwith terminate, and the Borrowers shall repay within the time required by such Law (or at the end of such longer period as such Lender at its discretion has agreed) the Principal Outstanding in respect of all such Accommodations from such Lender,

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together with accrued interest and fees payable hereunder, and all other costs, losses and expenses incurred in connection with the termination of such Accommodations, including costs, losses and expenses incurred by such Lender by reason of the liquidation or redeployment of deposits or other funds resulting from the termination (herein referred to as “Additional Compensation”). Upon a Lender having determined that it is entitled to Additional Compensation in accordance with the provisions of this Section 2.9, such Lender shall so notify Methanex and the Agent Bank. Such Lender shall provide to Methanex and to the Agent Bank a photocopy of the relevant Law, and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation thereof, which shall be conclusive evidence of such Additional Compensation, absent demonstrated error. The Borrowers shall pay to such Lender, within ten Business Days of the giving of such notice and receipt of the aforementioned certificate, the Additional Compensation calculated to the date of such notification. Each of the Lenders shall be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this Section 2.9 are then applicable. Each Lender shall endeavour in consultation with Methanex to limit the incidence of any such Additional Compensation. Such Lender shall eliminate, and the Borrowers shall thereafter not be obligated to pay, such Additional Compensation should the cause of the same be rescinded, removed, repealed or withdrawn.

Section 2.10 Account Debit Authorization.

Methanex authorizes and directs the Agent Bank, in its discretion, to automatically debit, by mechanical, electronic or manual means, the bank accounts of (i) Methanex maintained with Royal Bank (for so long as Royal Bank is Agent Bank hereunder) for all amounts payable by Methanex under this agreement, including but not limited to the repayment of principal and the payment of interest, fees and all charges for the keeping of such bank accounts, and (ii) the US Borrower Account for all amounts payable by the US Borrower under this agreement, including but not limited to the repayment of principal and the payment of interest, fees and all charges for the keeping of such bank accounts; provided that the Agent Bank will not so debit in respect of Increased Costs without having first provided to the applicable Borrower a reasonable opportunity to review and discuss same (which opportunity, absent extenuating circumstances, shall not be less than 14 days).

Section 2.11 Agent Bank’s Discretion on Allocation.

In the event that it is not practicable to:

(a)	allocate an Accommodation pro rata in accordance with Section 3.2 or Section 5.4 by reason of the occurrence of circumstances described in Section 2.1(5), Section 2.9 or Section 5.1; or

(b)

allocate an Issuance among the Revolving Lenders such that the Letter of Credit required to be issued by each Revolving Lender complies with the reasonable commercial requirements of the relevant Borrower or the Beneficiary (but without limiting the application of the last paragraph of Section 5.1),

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the Agent Bank is authorized by the Borrowers and each Lender to make such allocation as the Agent Bank determines in its sole and unfettered discretion may be equitable in the circumstances. All fees in respect of any such Issuance, and fees payable under Section 2.6, shall be adjusted by the Agent Bank accordingly.

Section 2.12 Where Borrower Fails to Pay.

Unless the Agent Bank has been notified in writing by the relevant Borrower at least one Business Day prior to the date on which any payment to be made by such Borrower hereunder is due that such Borrower does not intend to remit such payment, the Agent Bank may, in its discretion, assume that such Borrower has remitted such payment when so due and the Agent Bank may, in its discretion and in reliance upon such assumption, make available to each relevant Lender on such payment date an amount equal to the amount of such payment which is due to such Lender pursuant to this agreement. If such Borrower does not in fact remit such payment to the Agent Bank, the Agent Bank shall promptly notify each relevant Lender and each such Lender shall forthwith on demand repay to the Agent Bank the amount of such assumed payment made available to such Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Agent Bank (such rate to be conclusive and binding on such Lender) in accordance with the Agent Bank’s usual banking practice for similar advances to financial institutions of like standing as such Lender but in no event greater than the US Base Rate or the Cdn Prime Rate, as the case may be.

Section 2.13 Security.

(1)

Medicine Hat Security. As continuing collateral security for the payment and performance of the Obligations (on a pari passu basis among the Lenders), the Medicine Hat Security has been executed by Methanex and delivered to the Agent Bank; provided that the amount of Obligations secured by the Medicine Hat Security at any time shall not exceed the Medicine Hat Limit at such time. For greater certainty, the Medicine Hat Security will secure the Obligations under each Tranche on a pari passu basis.

(2)	Medicine Hat Security – Release. The Medicine Hat Security shall be released at any time (other than when an ICR Waiver Period is in effect) upon the written request of Methanex to the Agent Bank if:

(a)	Methanex has minimum Ratings of at least BBB-/Ba1 or BB+/Baa3 by S&P/Moody’s; and

(b)

Methanex shall have delivered to the Agent Bank a Compliance Certificate demonstrating compliance (at the end of the Financial Quarter immediately preceding the proposed date of release of the Medicine Hat Security) with the financial covenants applicable to the Credit Facilities as at the end of such preceding Financial Quarter or, as applicable, during the four Financial Quarters then ended), and concurrently with such release the Escrow Documents shall be delivered to the Agent Bank in escrow in accordance with Section 6.4.

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Any release of the Medicine Hat Security after ICR Waiver Period shall be governed by Section 2.1(8)(f).

(3)

Continued Perfection. Methanex shall (and shall cause, as applicable, any subsidiary to) take such action and execute and deliver to the Agent Bank such agreements, conveyances, deeds and other documents and instruments as the Agent Bank shall reasonably request for the purpose of establishing, perfecting, preserving and protecting the Medicine Hat Security and the Lien thereof to the extent contemplated by this agreement and the Medicine Hat Security, in each case forthwith upon request therefor by the Agent Bank and in form and substance satisfactory to the Agent Bank, acting reasonably. For greater certainty, this obligation shall include increasing the face amount of the fixed asset mortgage included in the Medicine Hat Security from time to time when requested to do so by the Agent Bank, so that such face amount shall be at least   % of the Medicine Hat Limit, and in particular Methanex shall execute an amendment to such mortgage to increase the face amount thereof to       and (subject to execution thereof by the Agent Bank) file same at the Alberta Land Titles Office for registration against title to the Medicine Hat Site on or prior to (and as a condition to) the Closing Date (and provide satisfactory evidence to the Agent Bank of such filing).

(4)

Sharing of Security. It is the intention of the parties that the Medicine Hat Security be shared with the providers of the Bridge Facility, if and when implemented, on a pari passu basis, and the Agent Bank be and it is hereby directed by the Lenders to enter into such agreements and instruments (including intercreditor agreements) as counsel shall advise necessary for such sharing, and in respect of which sharing Methanex agrees to execute and deliver such agreements and instruments, and take such further and other action, as counsel shall so advise.

ARTICLE 3

ADVANCES

Section 3.1 Advances.

(1)

Commitment – Revolving Facility. Each Revolving Lender agrees (on a several basis with the other Revolving Lenders, up to the amount of such Revolving Lender’s Revolving Commitment in respect of the relevant Tranche), on the terms and conditions herein set forth, from time to time to make Advances to either Borrower prior to termination of the Revolving Facility as follows:

US Base Rate Advances

SOFR Advances

Cdn Prime Rate Advances

Term CORRA Advances

or, with respect to Term CORRA Advances after a Canadian Benchmark Transition Event has occurred with respect to the Term CORRA Reference Rate, Daily Compounded CORRA Advances.

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(2)	Amounts – Revolving Facility. Each Advance under the Revolving Facility shall be in an aggregate principal amount not less than the requisite amount (or multiple thereof) set forth in Section 2.1(3).

(3)

Restriction – Revolving Facility. Advances under the Revolving Facility made on the Closing Date will be limited to an amount sufficient to, at the option of Methanex, (i) pay consideration under the Purchase Agreement, (ii) pay other amounts payable in connection with the Transactions, (iii) pay Transaction Costs and/or (iv) backstop, replace or cash collateralize letters of credit outstanding on the Closing Date; provided that the aggregate amount of Advances drawn under the Revolving Facility on the Closing Date to fund any portion of the Acquisition shall not exceed $100 million; provided, however, that the Borrowers shall be permitted to draw Advances under the Revolving Facility in excess of $100 million for general operating purposes in the ordinary course of business or to repay any outstanding notes at maturity thereof (or within 60 days prior thereto).

(4)

Commitment – Term Loan A. Each Term Lender agrees (on a several basis with the other Term Lenders, up to the amount of such Term Lender’s Term Commitment in respect of the relevant Tranche), on the terms and conditions herein set forth, to make Advances to the Borrowers as follows:

US Base Rate Advances

SOFR Advances

Such Advances will be made at the times and amounts set forth in, and subject to, Section 3.2(7).

Section 3.2 Making the Advances.

(1)

Notice. Each Borrowing shall be made on the number of days prior notice specified in schedule 7 annexed hereto in relation to the type of Advance requested, given in each case not later than 10:00 a.m. (Vancouver time) by the relevant Borrower to the Agent Bank, which shall give to each relevant Lender prompt notice thereof and such Lender’s rateable portion of such Advance. Each such notice of a Borrowing (a “Borrowing Notice”) shall be given in substantially the form of schedule 2 annexed hereto, or such other form as the Agent Bank may from to time specify, or by telephone (confirmed promptly in writing) containing the same information as would be contained in a Borrowing Notice.

(2)

Lender Funding. Each relevant Lender shall, before 10:00 a.m. (Vancouver time) on the date of the requested Borrowing, deposit to the Payment Account in same day funds such Lender’s rateable portion of such Borrowing in (i) Canadian Dollars, in the case of a Canadian Dollar Advance, and (ii) US Dollars, in the case of a US Dollar Advance. Promptly upon receipt by the Agent Bank of such funds and upon fulfilment of the applicable conditions set forth in article 6, the Agent Bank will make such funds available to the relevant Borrower by debiting such account (or causing such account to be debited), and by crediting the relevant Borrower’s Account (or causing such

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account to be credited) with like funds in the aggregate amount of such funds. Advances under Term Loan A shall be available only in US Dollars.

(3)

Notice Irrevocable. Each Borrowing Notice shall be irrevocable and binding on the relevant Borrower. The relevant Borrower shall indemnify each Lender against any loss or expense incurred by such Lender as a result of any failure by the relevant Borrower to fulfil or honour, before the date specified for any Borrowing, the applicable conditions set forth in article 6, if the Borrowing as a result of such failure is not made on such date.

(4)

Failure by Lender to Fund. Unless the Agent Bank shall have received notice from a Lender prior to the date of any Borrowing that such Lender will not make available to the Agent Bank such Lender’s rateable portion of such Borrowing, the Agent Bank may assume that such Lender has made such portion available to the Agent Bank on the date of such Borrowing in accordance with Section 3.2(2) and the Agent Bank may, in reliance upon such assumption, make available to the relevant Borrower on such date a corresponding amount. If and to the extent that such Lender shall not have made its rateable portion available to the Agent Bank, such Lender shall pay such corresponding amount to the Agent Bank forthwith on demand. If such Lender shall pay such corresponding amount to the Agent Bank, the amount so paid shall constitute such Lender’s Advance as part of such Borrowing for purposes of this agreement. The Agent Bank shall also be entitled to recover from such Lender interest on such corresponding amount, for each day from the date such amount was made available to the relevant Borrower until the date such amount is repaid to the Agent Bank, at a rate per annum equal to (i) in the case of a Canadian Dollar Advance, the Cdn Prime Rate in effect from time to time, or (ii) in the case of a US Dollar Advance, the US Base Rate in effect from time to time, in each case plus the Applicable Margin. If such Lender shall not pay such corresponding amount to the Agent Bank forthwith on demand, the relevant Borrower shall pay such corresponding amount (together with accrued and unpaid interest at the rate herein set forth for such type of Advance) to the Agent Bank within two Business Days of demand being made upon it; provided that, if such Lender is an affiliate of another Lender that has made its necessary payment hereunder, Methanex and such other Lender shall first consult in good faith as to whether such failure may be alleviated through another funding source satisfactory to Methanex and such other Lender.

(5)

Ibid. The Agent Bank shall notify the relevant Borrower of the failure of any Lender to make an Advance if (i) such failure has not been remedied within seven days, or (ii) the Agent Bank reasonably believes that such failure was caused by any reason other than a technical failure or as a result of a defect in the arrangements hereunder for funding Advances. The Agent Bank shall not be liable to either Borrower or any Lender in respect of notice given or not given pursuant to this Section 3.2(5). In the event of the continuing failure by any Lender (in this Section 3.2(5), the “defaulting Lender”) to make an Advance, Methanex and the Agent Bank shall use their reasonable best efforts to arrange for one or more other persons reasonably satisfactory to Methanex and the other Lenders to assume all or a portion of the relevant Commitments and the outstanding Accommodations of the defaulting

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Lender. The assuming Lender shall execute all such documents as may be reasonably required by the Agent Bank and Methanex to effect such assumption.

(6)

Reliance. The Agent Bank may act upon the basis of telephonic notice believed by it in good faith to be from the relevant Borrower prior to receipt of a Borrowing Notice. In the event of conflict between the Agent Bank’s record of the applicable terms of any Borrowing and such Borrowing Notice, the Agent Bank’s record shall prevail, absent demonstrated error.

(7)	Funding of Term Loan A.

(a)

If the Specified Action has been Successfully Resolved on or prior to the Closing Date, the entirety of Term Loan A will be made available to the Borrowers in a single draw on the Closing Date (and any remaining undrawn portion of the Total Term Commitment will be canceled).

(b)	If the Specified Action has not been Successfully Resolved on or prior to the Closing Date,

(i)	on the Closing Date, up to $ of Term Loan A (comprising ) will be made available to the Borrowers in a single draw (the “Closing Date Term Loans”), and

(ii)

no later than two Business Days following the JV Holdco Closing Date, up to $           (the “JV Holdco Closing Date Term Loans”) will be made available to the Borrowers in a single draw for the purpose of funding a portion of the purchase price under the JV Holdco Sale (and any remaining undrawn portion of the Total Term Commitment will be canceled).

(c)	If the preceding paragraph (b) applies,

(i)

the availability of the amount of the Total Term Commitment not drawn on the Closing Date will terminate 12 months after the Closing Date or earlier at the option of either Methanex or the US Borrower, and

(ii)	the standby fee for such undrawn portion of the Total Term Commitment will be a flat basis points per annum.

(d)

In addition to the cancellation of unused portions of the Total Term Commitment as set forth in (a) and (b), the Total Term Commitment will be canceled in its entirety in the event that the initial funding under Term Loan A on the Closing Date does not occur on or prior to the earliest to occur of:

(i)	July 31, 2025 or (only if such date is extended pursuant to Section 7.1 of the Purchase Agreement) November 30, 2025;

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(ii)	the termination of the Purchase Agreement in accordance with its terms in the event the Acquisition is not consummated; and

(iii)	the consummation of the Acquisition without the funding of Term Loan A.

Section 3.3 Election of Interest Rates.

(1)

General. Each Advance shall initially be the type of Advance specified in the applicable Borrowing Notice and shall bear interest at the rate applicable to such type of Advance, until (i) in the case of a SOFR Advance or CORRA Advance, the end of the initial Interest Period applicable thereto as specified in the applicable Borrowing Notice, or (ii) in the case of a Cdn Prime Rate Advance or a US Base Rate Advance, the date on which such type of Advance is repaid in full or such Advance is changed to another type of Advance pursuant to this Section 3.3.

(2)

Interest Rate Elections. Subject to availability, the relevant Borrower may from time to time elect to change the type of Advance or (in the case of a SOFR Advance or CORRA Advance) continue the same as a SOFR Advance (or, as the case may be, the relevant type of CORRA Advance) for an additional Interest Period, by giving an Interest Rate Election as follows:

(a)

if such Advance is a SOFR Advance, the relevant Borrower may elect to (i) change such SOFR Advance to a US Base Rate Advance, or (ii) continue such SOFR Advance for an additional Interest Period, in each case beginning on the last day of the then current Interest Period applicable to such SOFR Advance;

(b)	if such Advance is a US Base Rate Advance, the relevant Borrower may elect to change such US Base Rate Advance as of any Business Day to a SOFR Advance;

(c)

if such Advance is a CORRA Advance, the relevant Borrower may elect to (i) change such CORRA Advance to a Cdn Prime Rate Advance, or (ii) continue such CORRA Advance for an additional Interest Period, in each case beginning on the last day of the then current Interest Period applicable to such CORRA Advance; and

(d)	if such Advance is a Cdn Prime Rate Advance, the relevant Borrower may elect to change such Cdn Prime Rate Advance as of any Business Day to a Term CORRA Advance.

(3)

Notice. Each such election shall be made on notice given the number of days prior to the effective date of such change or continuation as is specified in schedule 7 annexed hereto in relation to the type of Advance into which such Advance is to be changed or the type of Advance which is to be continued, given in each case not later than 10:00 a.m. (Vancouver time) by the relevant Borrower to the Agent Bank. Each such notice (an “Interest Rate Election”) shall be given substantially in the form of schedule 4 annexed hereto (or such other form as the Agent Bank may from time to time specify), or by telephone (promptly confirmed in writing) containing the same information as

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would be contained in an Interest Rate Election. The Agent Bank may act upon the basis of a telephone notice believed by it in good faith to be from the relevant Borrower prior to receipt of an Interest Rate Election. In the event of a conflict between the Agent Bank’s record of the applicable terms of any change or continuation of an Advance and such Interest Rate Election, the Agent Bank’s record shall prevail, absent demonstrated error.

(4)

Ibid. Each Interest Rate Election shall specify, with respect to the outstanding Advances to which such Interest Rate Election applies (i) if the type of such Advance is to be changed, the new type of Advance selected, the date on which such change is to be made and, if the new type of Advance selected is a SOFR Advance or CORRA Advance, the duration of the initial Interest Period applicable thereto, or (ii) if such Advance is a SOFR Advance or CORRA Advance which is to continue to bear the same type of interest for an additional Interest Period, the duration of the additional Interest Period and the date on which such Interest Period is to begin. Each Interest Period specified in an Interest Rate Election shall comply with the provisions of the definition of Interest Period, as set forth in Section 1.1.

(5)

Notice Irrevocable. Each Interest Rate Election shall be irrevocable and binding upon the relevant Borrower. If the relevant Borrower fails to give to the Agent Bank in respect of all or any part of a SOFR Advance or CORRA Advance (as permitted hereunder) (i) an Interest Rate Election in the manner required by Section 3.3(2), or (ii) a notice of repayment in the manner required by Section 2.1(4), then such SOFR Advance or CORRA Advance, or part thereof, shall continue as a SOFR Advance (or, as the case may be, the relevant type of CORRA Advance) for a further Interest Period of one month.

Section 3.4 Interest on Advances.

The relevant Borrower shall pay interest on the unpaid principal amount of each Advance at the following rates per annum:

(a)

Cdn Prime Rate Advances. If and so long as such Advance is a Cdn Prime Rate Advance, at a rate per annum equal at all times to the sum of the Cdn Prime Rate in effect from time to time plus the Applicable Margin, calculated daily and payable in Canadian Dollars in arrears (i) monthly on the last Business Day of each month, and (ii) when such Cdn Prime Rate Advance becomes due and payable in full.

(b)

CORRA Advances. If and so long as such Advance is a Term CORRA Advance (or, as the case may be, a Daily Compounded CORRA Advance), at a rate per annum equal at all times during each Interest Period for such Term CORRA Advance (or, as the case may be, Daily Compounded CORRA Advance) to the sum of Adjusted Term CORRA (or, as the case may be, Adjusted Daily Compounded CORRA) for such Interest Period plus the Applicable Margin, calculated daily and payable in Canadian Dollars (i) at the end of such Interest Period except where such Interest Period exceeds three months in duration, in which case such interest shall be calculated and payable on the dates falling

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every three months following the commencement of the Interest Period) and, finally, at the end of such Interest Period, and (ii) when such Term CORRA Advance (or, as the case may be, Daily Compounded CORRA Advance) becomes due and payable in full.

(c)

US Base Rate Advances. If and so long as such Advance is a US Base Rate Advance, at a rate per annum equal at all times to the sum of the US Base Rate in effect from time to time plus the Applicable Margin, calculated daily and payable in US Dollars in arrears (i) monthly on the last Business Day of each month, and (ii) when such US Base Rate Advance becomes due and payable in full.

(d)

SOFR Advances. If and so long as such Advance is a SOFR Advance, at a rate per annum equal at all times during each Interest Period for such SOFR Advance to the sum of Adjusted Term SOFR for such Interest Period plus the Applicable Margin, calculated daily and payable in US Dollars (i) at the end of such Interest Period except where such Interest Period exceeds three months in duration, in which case such interest shall be calculated and payable on the dates falling every three months following the commencement of the Interest Period) and, finally, at the end of such Interest Period, and (ii) when such SOFR Advance becomes due and payable in full.

Section 3.5 SOFR Benchmark Replacement

(1)

SOFR Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Credit Facility Document, upon the occurrence of a SOFR Benchmark Transition Event, the Agent Bank and the Borrowers may amend this agreement to replace the then-current SOFR Benchmark with a SOFR Benchmark Replacement. Any such amendment with respect to a SOFR Benchmark Transition Event will become effective at 5:00 p.m. (New York City time) on the fifth Business Day after the Agent Bank has posted such proposed amendment to all affected Lenders and the Borrowers so long as the Agent Bank has not received, by such time, written notice of objection to such amendment from Lenders comprising the Majority Lenders. No replacement of a SOFR Benchmark with a SOFR Benchmark Replacement pursuant to this Section 3.5(1) will occur prior to the applicable SOFR Benchmark Transition Start Date.

(2)

Conforming Changes. In connection with the use, administration, adoption or implementation of a SOFR Benchmark Replacement, the Agent Bank will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Facility Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this agreement or any other Credit Facility Document.

(3)

Notices; Standards for Decisions and Determinations. The Agent Bank will promptly notify the Borrowers and the Lenders of (i) the implementation of any SOFR Benchmark Replacement, and (ii) the effectiveness of any Conforming Changes in

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connection with the use, administration, adoption or implementation of a SOFR Benchmark Replacement. The Agent Bank will promptly notify the Borrowers and the Lenders of (x) the removal or reinstatement of any tenor of a SOFR Benchmark pursuant to Section 3.5(4), and (y) the commencement of any SOFR Benchmark Unavailability Period. Any determination, decision or election that may be made by the Agent Bank or, if applicable, any Lender (or group of Lenders) pursuant to this Section 3.5, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this agreement or any other Credit Facility Document, except, in each case, as expressly required pursuant to this Section 3.5.

(4)

Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Credit Facility Document, at any time (including in connection with the implementation of a SOFR Benchmark Replacement), (i) if the then-current SOFR Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such SOFR Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent Bank in its reasonable discretion, or (B) the administrator of such SOFR Benchmark or the regulatory supervisor for the administrator of such SOFR Benchmark has provided a public statement or publication of information announcing that any tenor for such SOFR Benchmark is not or will not be representative, then the Agent Bank may modify the definition of “Interest Period” (or any similar or analogous definition) for any SOFR Benchmark settings at or after such time to remove such unavailable or non-representative tenor, and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a SOFR Benchmark (including a SOFR Benchmark Replacement), or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative, then the Agent Bank may modify the definition of “Interest Period” (or any similar or analogous definition) for all SOFR Benchmark settings at or after such time to reinstate such previously removed tenor.

(5)

SOFR Benchmark Unavailability Period. Upon the relevant Borrower’s receipt of notice of the commencement of a SOFR Benchmark Unavailability Period, the relevant Borrower may revoke any request for the advance of, conversion to or continuation of SOFR Advances to be made, converted or continued during any SOFR Benchmark Unavailability Period and, failing that, the relevant Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to US Base Rate Advances. During any SOFR Benchmark Unavailability Period or at any time that a tenor for the then-current SOFR Benchmark is not a SOFR Available Tenor, the component of US Base Rate based upon the then-current SOFR Benchmark or such tenor for such SOFR Benchmark, as applicable, will not be used in any determination of US Base Rate.

(6)	Certain Defined Terms. In this agreement:

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“SOFR Available Tenor” means, as of any date of determination and with respect to the then-current SOFR Benchmark, as applicable, any tenor for such SOFR Benchmark or payment period for interest calculated with reference to such SOFR Benchmark, as applicable, that is or may be used for determining the length of an Interest Period pursuant to this agreement as of such date and not including, for the avoidance of doubt, any tenor for such SOFR Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 3.5(4).

“SOFR Benchmark” means, initially, Adjusted Term SOFR; provided that if a SOFR Benchmark Transition Event has occurred with respect to Adjusted Term SOFR or the then-current SOFR Benchmark, then “SOFR Benchmark” means the applicable SOFR Benchmark Replacement to the extent that such SOFR Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.5(1).

“SOFR Benchmark Replacement” means, with respect to any SOFR Benchmark Transition Event, for any SOFR Available Tenor: the sum of: (a) the alternate benchmark rate that has been selected by the Agent Bank and the Borrowers giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant US Governmental Body, or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current benchmark for US Dollar-denominated syndicated credit facilities at such time in the United States, and (b) the related SOFR Benchmark Replacement Adjustment; provided that, if the SOFR Benchmark Replacement as so determined pursuant to the above would be less than the Floor, the SOFR Benchmark Replacement will be deemed to be the Floor for the purposes of this agreement and the other Credit Facility Documents.

“SOFR Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current SOFR Benchmark with a SOFR Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent Bank and the Borrowers giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such SOFR Benchmark with the applicable SOFR Unadjusted Benchmark Replacement by the Relevant US Governmental Body, and/or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such SOFR Benchmark with the applicable SOFR Unadjusted Benchmark Replacement for US Dollar-denominated syndicated credit facilities at such time.

“SOFR Benchmark Replacement Date” means, with respect to any SOFR Benchmark, the earliest to occur of the following events with respect to the then-current SOFR Benchmark:

(1)

in the case of clause (1) or (2) of the definition of “SOFR Benchmark Transition Event”, the later of (a) the date of the public statement or publication of information referenced therein, and (b) the date on

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which the administrator of such SOFR Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all SOFR Available Tenors of such SOFR Benchmark (or such component thereof);

(2)

in the case of clause (3) of the definition of “SOFR Benchmark Transition Event”, the first date on which such SOFR Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such SOFR Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (3) and even if any SOFR Available Tenor of such SOFR Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “SOFR Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with respect to any SOFR Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current SOFR Available Tenors of such SOFR Benchmark (or the published component used in the calculation thereof).

“SOFR Benchmark Transition Event” means, with respect to any SOFR Benchmark, the occurrence of one or more of the following events with respect to such then-current SOFR Benchmark:

(1)

a public statement or publication of information by or on behalf of the administrator of such SOFR Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all SOFR Available Tenors of such SOFR Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any SOFR Available Tenor of such SOFR Benchmark (or such component thereof);

(2)

a public statement or publication of information by the regulatory supervisor for the administrator of such SOFR Benchmark (or the published component used in the calculation thereof), the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, the Term SOFR Administrator, an insolvency official with jurisdiction over the administrator for such SOFR Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such SOFR Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such SOFR Benchmark (or such component), in each case, which states that the administrator of such SOFR Benchmark (or such component) has ceased or will cease to provide all SOFR Available Tenors of such SOFR Benchmark (or such component

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thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any SOFR Available Tenor of such SOFR Benchmark (or such component thereof); or

(3)

a public statement or publication of information by the regulatory supervisor for the administrator of such SOFR Benchmark (or the published component used in the calculation thereof) announcing that all SOFR Available Tenors of such SOFR Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.

For the avoidance of doubt, a “SOFR Benchmark Transition Event” will be deemed to have occurred with respect to any SOFR Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current SOFR Available Tenor of such SOFR Benchmark (or the published component used in the calculation thereof).

“SOFR Benchmark Transition Start Date” means, in the case of a SOFR Benchmark Transition Event, the earlier of (a) the applicable SOFR Benchmark Replacement Date, and (b) if such SOFR Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or, if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication).

“SOFR Benchmark Unavailability Period” means, with respect to any SOFR Benchmark, the period (if any) (x) beginning at the time that a SOFR Benchmark Replacement Date has occurred if, at such time, no SOFR Benchmark Replacement has replaced the then-current SOFR Benchmark for all purposes hereunder and under any Credit Facility Document in accordance with this Section 3.5, and (y) ending at the time that a SOFR Benchmark Replacement has replaced such then-current SOFR Benchmark for all purposes hereunder and under any Credit Facility Document in accordance with this Section 3.5.

“Relevant US Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

“SOFR Unadjusted Benchmark Replacement” means the applicable SOFR Benchmark Replacement excluding the related SOFR Benchmark Replacement Adjustment.

In this Section 3.5, “Credit Facility Documents” shall not include bilateral agreements between a Borrower and a Lender.

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Section 3.6 Canadian Benchmark Replacement

(1)

Canadian Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Credit Facility Document, if a Canadian Benchmark Transition Event and its related Canadian Benchmark Replacement Date have occurred prior any setting of the then-current Canadian Benchmark, then (i) if a Canadian Benchmark Replacement is determined in accordance with clause (a) of the definition of “Canadian Benchmark Replacement” for such Canadian Benchmark Replacement Date, such Canadian Benchmark Replacement will replace such Canadian Benchmark for all purposes hereunder and under any Credit Facility Document in respect of such Canadian Benchmark setting and subsequent Canadian Benchmark settings without any amendment to, or further action or consent of any other party to, this agreement or any other Credit Facility Document, and (ii) if a Canadian Benchmark Replacement is determined in accordance with clause (b) of the definition of “Canadian Benchmark Replacement” for such Canadian Benchmark Replacement Date, such Canadian Benchmark Replacement will replace such Canadian Benchmark for all purposes hereunder and under any Credit Facility Document in respect of any Canadian Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Canadian Benchmark Replacement is provided to the Revolving Lenders without any amendment to, or further action or consent of any other party to, this agreement or any other Credit Facility Document so long as the Agent Bank has not received, by such time, written notice of objection to such Canadian Benchmark Replacement from Revolving Lenders comprising the Majority Facility Lenders. If the Canadian Benchmark Replacement is Adjusted Daily Compounded CORRA, all interest payments will be payable on the last day of each Interest Period.

(2)

Conforming Changes. In connection with the use, administration, adoption or implementation of a Canadian Benchmark Replacement, the Agent Bank will have the right to make such Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Facility Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this agreement or any other Credit Facility Document.

(3)

Notices; Standards for Decisions and Determinations. The Agent Bank will promptly notify Methanex and the Revolving Lenders of (i) the implementation of any Canadian Benchmark Replacement, and (ii) the effectiveness of any such Conforming Changes in connection with the use, administration, adoption or implementation of a Canadian Benchmark Replacement. The Agent Bank will notify Methanex of (iii) the removal or reinstatement of any tenor of a Canadian Benchmark pursuant to Section 3.6(4), and (iv) the commencement of any Canadian Benchmark Unavailability Period. Any determination, decision or election that may be made by the Agent Bank or, if applicable, any Revolving Lender (or group of Revolving Lenders) pursuant to this Section 3.6, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and

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without consent from any other party to this agreement or any other Credit Facility Document, except, in each case, as expressly required pursuant to this Section 3.6.

(4)

Unavailability of Tenor of Canadian Benchmark. Notwithstanding anything to the contrary herein or in any other Credit Facility Document, at any time (including in connection with the implementation of a Canadian Benchmark Replacement), (i) if the then-current Canadian Benchmark is a term rate (including Term CORRA) and either (A) any tenor for such Canadian Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent Bank in its reasonable discretion, or (B) the regulatory supervisor for the administrator of such Canadian Benchmark has provided a public statement or publication of information announcing that any tenor for such Canadian Benchmark is not or will not be representative, then the Agent Bank may modify the definition of “Interest Period” (or any similar or analogous definition) for any Canadian Benchmark settings at or after such time to remove such unavailable or non-representative tenor, and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Canadian Benchmark (including a Canadian Benchmark Replacement), or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Canadian Benchmark (including a Canadian Benchmark Replacement), then the Agent Bank may modify the definition of “Interest Period” (or any similar or analogous definition) for all Canadian Benchmark settings at or after such time to reinstate such previously removed tenor.

(5)

Canadian Benchmark Unavailability Period. Upon Methanex’s receipt of notice of the commencement of a Canadian Benchmark Unavailability Period, Methanex may revoke any pending request for a Borrowing of, conversion to or continuation of Advances, which are of the type that have a rate of interest determined by reference to the then-current Canadian Benchmark, to be made, converted or continued during any Canadian Benchmark Unavailability Period and, failing that, Methanex will be deemed to have converted any such request into a request for a Borrowing of or conversion to (i) for a Canadian Benchmark Unavailability Period in respect of Term CORRA, Daily Compounded CORRA Advances, and (ii) for a Canadian Benchmark Unavailability Period in respect of a Canadian Benchmark other than Term CORRA, Cdn Prime Rate Advances.

Section 3.7 Inability to Determine Rates.

(1)	Subject to Section 3.5 and Section 3.6, if, on or prior to the first day of any Interest Period for any SOFR Advance or CORRA Advance, as applicable:

(a)

the Agent Banks determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term CORRA”, “Adjusted Daily Compounded CORRA” or “Adjusted Term SOFR”, as applicable, cannot be determined pursuant to the definition thereof, for reasons other than a SOFR Benchmark Transition Event or a Canadian Benchmark Transition Event, as the case may be; or

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(b)

the Majority Lenders determine that, for any reason in connection with any request for a SOFR Advance or a conversion thereto or a continuation thereof, Term SOFR for any requested Interest Period with respect to a proposed SOFR Advance does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Advance, and the Majority Lenders have provided notice of such determination to the Agent Bank;

(c)

the Majority Facility Lenders under the Revolving Facility determine that, for any reason in connection with any request for a CORRA Advance or a conversion thereto or a continuation thereof, Term CORRA or Daily Compounded CORRA, as applicable, for any requested Interest Period with respect to a proposed CORRA Advance does not adequately and fairly reflect the cost to such Revolving Lenders of making and maintaining such Advance, and such Majority Facility Lenders have provided notice of such determination to the Agent Bank, the Agent Bank will promptly so notify the Borrowers and each Lender.

(2)

Upon delivery of such notice by the Agent Bank to the Borrowers under Section 3.7(1), any obligation of the Lenders to make SOFR Advances or CORRA Advances, as applicable, and any right of the Borrowers to continue SOFR Advances or CORRA Advances, as applicable, or to convert US Base Rate Advances to SOFR Advances or Cdn Prime Rate Advances to CORRA Advances, as applicable, shall be suspended (to the extent of the affected SOFR Advances or CORRA Advances, as applicable, or affected Interest Periods) until the Agent Bank (with respect to clause (b) and (c), at the instruction of the Majority Lenders or the Majority Facility Lenders under the Revolving Facility, respectively) revokes such notice.

(3)

Upon receipt of such notice by the Agent Bank to the relevant Borrower under Section 3.7(1), (i) the relevant Borrower may revoke any pending request for a borrowing of, conversion to or continuation of SOFR Advances or CORRA Advances as applicable (to the extent of the affected SOFR Advances or CORRA Advances, as applicable, or affected Interest Periods); (ii) in respect of SOFR Advances, the relevant Borrower may elect to convert any such request into a request for a Borrowing of or conversion to US Base Rate Advances; (iii) in respect of Term CORRA Advances, the relevant Borrower may elect to convert any such request into a request for a Borrowing of or conversion to Daily Compounded CORRA Advances; and (iv) in respect of Daily Compounded CORRA Advances, the relevant Borrower may elect to convert any such request into a request for a Borrowing of or conversion to Cdn Prime Rate Advances.

ARTICLE 4

NOT USED

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ARTICLE 5

LETTERS OF CREDIT

Section 5.1 Letters of Credit Commitment.

The Agent Bank shall issue on behalf of each Revolving Lender (on a several basis with the other Revolving Lenders, up to the amount of such Revolving Lender’s Revolving Commitment in respect of the relevant Revolving Tranche), on the terms and subject to the conditions herein set forth, Letters of Credit for the account of the Borrowers from time to time on any Business Day prior to the relevant Maturity Date.

If any Revolving Lender (in this paragraph, a “Non-Qualifying Lender”) has a rating of Baa1/BBB+ (or equivalent) or less assigned to its senior unsecured public debt by an Agency, at the request of a Borrower made to the Agent Bank (and in such circumstance the Agent Bank shall have no duty to confirm, or enquire as to, such rating) such Revolving Lender will not be included as a Revolving Lender issuing a Letter of Credit and all references to Revolving Lenders in this article 5 and schedule 6 shall exclude such Revolving Lender. In such event, the portion of the Face Amount of a Letter of Credit that would otherwise have been issued by the Non-Qualifying Lender (in this paragraph, the “Non-Qualifying Portion”) shall be issued by the other Revolving Lenders pro rata in accordance with their respective Revolving Commitments in respect of the relevant Revolving Tranche (provided that in no event shall the Principal Outstanding in respect of the Accommodations made by a Revolving Lender exceed such Revolving Lender’s Revolving Commitment in respect of the relevant Revolving Tranche) and the Non-Qualifying Lender’s share of Accommodations other than such Letter of Credit shall be increased (and the other Revolving Lenders’ shares decreased pro rata in accordance with their respective Commitments) by the amount of the Non-Qualifying Portion. The Agent Bank is authorized by the Borrowers and each Revolving Lender to make such re-allocations of Accommodations as the Agent Bank determines in its sole and unfettered discretion may be equitable in the circumstances.

Section 5.2 Notice of Issuance.

(1)

Notice. Each Issuance shall be made on the number of days prior written notice specified in schedule 7 annexed hereto in relation to Letters of Credit, given substantially in the form of schedule 5 annexed hereto (an “Issue Notice”) not later than 10:00 a.m. (Vancouver time) by the relevant Borrower to the Agent Bank. The Issue Notice shall specify (i) the requested Issue Date; (ii) the Face Amount of the Letter of Credit; (iii) the expiration date of the Letter of Credit; and (iv) the name and address of the Beneficiary. Promptly upon receipt of an Issue Notice, the Agent Bank shall notify each Revolving Lender thereof, which notice from the Agent Bank shall also specify each Revolving Lender’s rateable amount of such Letter of Credit and shall attach such Borrower’s completed application for such Letter of Credit.

(2)	Maturity. A Borrower shall not request in an Issue Notice a maturity date for a Letter of Credit which would be subsequent to the relevant Maturity Date.

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(3)

Notice Irrevocable. Each Issue Notice shall be irrevocable and binding on the relevant Borrower. Such Borrower shall indemnify the Agent Bank and the Revolving Lenders against any loss or expense incurred by the Agent Bank or the Revolving Lenders as a result of any failure by such Borrower to fulfil or honour before the date specified for any Issuance the applicable conditions set forth in article 6, if the Issuance as a result of such failure is not made on such date.

Section 5.3 Form of Letter of Credit.

Each Letter of Credit to be issued by the Agent Bank on behalf of the Revolving Lenders hereunder: (i) shall be dated the Issue Date; (ii) shall have an expiration date on a Business Day which occurs no more than 365 days after the Issue Date, or such later date as the Revolving Lenders may permit; (iii) shall comply with the definition of Letter of Credit; and (iv) shall be substantially in the form of schedule 6 annexed hereto, with any such change to such form as (y) the relevant Borrower shall request and the Agent Bank shall determine in good faith and on a commercially reasonable basis does not materially increase the obligations, or diminish the rights, of any Revolving Lender relative to such form, or (z) all of the Revolving Lenders shall approve; provided that, without the prior written consent of each Revolving Lender, no Letter of Credit may be issued that would vary the several nature of the obligations of the Revolving Lenders thereunder.

Section 5.4 Procedure for Issuance of Letters of Credit.

(1)

Agent Bank to Execute As Attorney. Each Letter of Credit shall be executed and delivered by the Agent Bank in the name of and on behalf of, and as attorney-in-fact for each Revolving Lender. The Agent Bank shall act under each Letter of Credit as the agent of each Revolving Lender to: (i) receive drafts, other demands for payment and other documents presented by the Beneficiary thereunder (and the Agent Bank shall forward a copy of such documents to the relevant Borrower promptly upon receipt thereof); (ii) determine whether such drafts, demands and documents are in compliance with the terms and conditions of such Letter of Credit; and (iii) notify such Revolving Lender and the relevant Borrower that a valid drawing has been made and the date that the related payment by a Revolving Lender thereunder is to be made; provided that the Agent Bank shall have no obligation or liability for any such payment under any Letter of Credit, and each Letter of Credit shall expressly so provide. Each Revolving Lender hereby irrevocably appoints and designates the Agent Bank as its attorney-in-fact, acting through any duly authorized officer of the Agent Bank, to execute and deliver in the name and on behalf of such Revolving Lender at any time prior to the relevant Maturity Date in respect of such Revolving Lender each Letter of Credit to be issued by such Revolving Lender hereunder. Promptly upon the request of the Agent Bank, each Revolving Lender will furnish to the Agent Bank such powers of attorney or other evidence as any beneficiary thereunder may reasonably request in order to demonstrate that the Agent Bank has the power to act as attorney-in-fact for such Revolving Lender to execute and deliver such Letter of Credit. The Borrowers and the Revolving Lenders agree that each Letter of Credit shall provide that all drafts and other documents presented thereunder shall be delivered to the Agent Bank and that all payments thereunder shall be made by the Revolving Lenders obligated thereon through the Agent Bank. Each Revolving

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Lender shall be severally liable under each Letter of Credit in proportion to its rateable share of the Revolving Commitments on the Issue Date of such Letter of Credit, and each Letter of Credit shall specify each Revolving Lender’s rateable share of the amount payable thereunder.

(2)

Records. The Agent Bank shall maintain records showing the undrawn and unexpired amount of Letters of Credit outstanding hereunder and each Revolving Lender’s share of such amount and showing for each Letter of Credit issued hereunder: (i) the Issue Date and expiration date thereof; (ii) the amount thereof; (iii) the date and amount of all payments made thereunder; and (iv) each Revolving Lender’s share of the amount of each Letter of Credit issued hereunder. The Agent Bank shall make copies of such records available to the Borrowers or any Revolving Lender upon request. In the event of a conflict between the Agent Bank’s record of the applicable terms of any Issuance and an Issue Notice, the Agent Bank’s record shall prevail, absent demonstrated error.

(3)

Time for Honour. No Letter of Credit shall require payment against a conforming draft to be made thereunder on the same Business Day upon which such draft is presented, if such presentation is made after 11:00 a.m. (local time) on such Business Day.

(4)

Issue. Not later than 1:00 p.m. (Toronto time) on an applicable Issue Date, the Agent Bank, as attorney-in-fact for the Revolving Lenders, will complete and issue or arrange to have completed and issued the relevant Letter of Credit: (i) dated the Issue Date; (ii) in favour of the Beneficiary; (iii) in a Face Amount; and (iv) with the expiration date; all as specified by the relevant Borrower in its Issue Notice. Upon issuance of a Letter of Credit, the Agent Bank shall give prompt notice thereof to such Borrower and each Revolving Lender.

Section 5.5 Payment of Amounts Drawn Under Letters of Credit.

(1) Review. The Borrowers and each Revolving Lender hereby authorize the Agent Bank to review on behalf of each Revolving Lender each draft and other document presented under each Letter of Credit. The determination of the Agent Bank as to the conformity of any documents presented under a Letter of Credit to the requirements of such Letter of Credit shall, in the absence of the Agent Bank’s gross negligence or wilful misconduct, be conclusive and binding on the relevant Borrower and each Revolving Lender. The Agent Bank shall, within a reasonable time following its receipt thereof, examine all documents purporting to represent a demand for payment under any Letter of Credit. The Agent Bank shall promptly after such examination: (i) notify each of the Revolving Lenders obligated under such Letter of Credit and the relevant Borrower by telephone (confirmed in writing) of such demand for payment and of each Revolving Lender’s rateable share of such payment; (ii) promptly deliver to each such Revolving Lender and such Borrower a copy of each document purporting to represent a demand for payment under such Letter of Credit; and (iii) notify each Revolving Lender and such Borrower whether said demand for payment was properly made under the relevant Letter of Credit. The responsibility of the Agent Bank and the Revolving Lenders in connection with any draft presented for payment under any Letter of Credit shall, in addition to any payment obligation

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expressly provided for in such Letter of Credit, be limited to determining that the documents (including each draft) delivered under such Letter of Credit in connection with such presentment are in conformity with the requirements of such Letter of Credit.

(2)

Payment. With respect to any drawing determined by the Agent Bank to have been properly made under a Letter of Credit, each Revolving Lender will make its rateable share of the applicable payment in respect of such Letter of Credit in accordance with its liability under such Letter of Credit and this agreement, such payment to be made to the Agent Bank in the Payment Account. The Agent Bank will make any payments made available to it by the Revolving Lenders to the Beneficiary of such Letter of Credit by promptly crediting the amounts so received, in like funds, to the account identified by such Beneficiary in connection with such demand for payment. Promptly following any payment by any Revolving Lender in respect of any Letter of Credit, the Agent Bank will notify the relevant Borrower of such payment; provided that any failure to give or delay in giving such notice shall not relieve such Borrower of its obligations to reimburse the Revolving Lenders with respect to any such payment.

(3)

Reimbursement. The relevant Borrower agrees to reimburse each Revolving Lender for each payment made by such Revolving Lender under any Letter of Credit. Such Borrower shall make such reimbursement by paying to the Agent Bank, for the account of such Revolving Lender, the full amount of each payment made by such Revolving Lender. Such Borrower shall also pay and reimburse each Revolving Lender for all Taxes, fees, charges and other costs and expenses incurred by such Revolving Lender in connection with such payment, as notified by such Revolving Lender to such Borrower through the Agent Bank. Each reimbursement payment shall be due and payable on the date on which the Agent Bank notifies such Borrower of the amount of such reimbursement obligation.

(4)

Agent Bank Not Required to Pay. The Agent Bank shall not be required to make any payment under a Letter of Credit in excess of the amount received by it from the Revolving Lenders for such payment. Promptly after making a payment under a Letter of Credit on behalf of the Revolving Lenders liable thereunder, the Agent Bank shall remit to each Lender that remitted funds to the Agent Bank in respect of such payment such Revolving Lender’s share of the payments received by the Agent Bank from the applicable Borrower in respect of such payment.

(5)

Advance. Unless the relevant Borrower notifies the Agent Bank prior to 10:00 a.m. (Vancouver time) on the Business Day immediately prior to the date of such drawing that such Borrower intends to reimburse the Agent Bank for the amount of such drawing with funds other than the proceeds of Advances, (i) such Borrower shall be deemed to have given a Borrowing Notice to the Agent Bank requesting the Revolving Lenders to make, in the case of a drawing payable in a currency other than Canadian Dollars, a US Base Rate Advance or, in the case of a drawing payable in Canadian Dollars, a Cdn Prime Rate Advance on the date on which such drawing is honoured in an amount equal to the amount of such drawing (or, in the case of a drawing in a currency other than Canadian Dollars or US Dollars, the Equivalent Amount of such

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drawing), and (ii) the Revolving Lenders shall, on the date of such drawing, make such Advance in accordance with article 3 and such Borrower shall apply the proceeds thereof to the reimbursement of the issuing Revolving Lenders for the amount of such drawing.

Section 5.6 Fees.

(1)

Issue Fee. The relevant Borrower shall pay to the Agent Bank (for the account of the Revolving Lenders, pro rata on the basis of the respective Face Amounts of the Letters of Credit issued on their behalf by the Agent Bank) an issue fee in US Dollars. Such issue fee shall be payable by such Borrower quarterly in arrears, on the last Business Day of each quarter following the issuance of each Letter of Credit, during the term of the Letter of Credit, and shall be calculated on the Face Amount of such Letter of Credit on the basis of the number of days in such three-month period (including the first day but excluding the last day) at a rate per annum equal to the applicable percentage set forth in the definition of Applicable Margin.

(2)

Administration Fee. The relevant Borrower shall pay to the Agent Bank, upon the issuance, amendment or transfer of each Letter of Credit, the Agent Bank’s standard documentary and administrative charges for issuing, amending or transferring Letters of Credit of a similar amount, term and risk.

Section 5.7 Obligations Absolute.

The reimbursement obligation of the relevant Borrower under any Letter of Credit shall be unconditional and irrevocable and shall be paid strictly in accordance with the terms of this agreement under all circumstances, including:

(a)	any lack of validity or enforceability of a Letter of Credit;

(b)

the existence of any claim, set off, defence or other right which such Borrower may have at any time against a Beneficiary, the Agent Bank, a Revolving Lender or any other person, whether in connection with the Credit Facility Documents and the transactions contemplated therein or any other transaction (including any underlying transaction between such Borrower and the Beneficiary);

(c)	any certificate or other document presented with a Letter of Credit proving to be forged, fraudulent or invalid or any statement in it being untrue or inaccurate;

(d)

the existence of any act or omission or any misuse of, a Letter of Credit or misapplication of proceeds by the Beneficiary, including any fraud in any certificate or other document presented with a Letter of Credit;

(e)

payment by the Agent Bank or a Revolving Lender under the Letter of Credit against presentation of a certificate or other document which does not comply with the terms of the Letter of Credit (provided that such payment does not constitute gross negligence or wilful misconduct, in the case of a standby letter

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of credit or letter of guarantee, or breach of the standards of reasonable care specified in the Uniform Customs, in the case of a commercial letter of credit); or

(f)	the existence of a Default or Event of Default.

Section 5.8 Indemnification; Nature of Lenders’ Duties.

(1)

Indemnity. In addition to amounts payable as elsewhere provided in this article 5, the relevant Borrower hereby agrees to protect, indemnify, pay and save the Agent Bank and each Revolving Lender and its directors, officers, employees, agents and representatives harmless from and against any and all claims, demands, liabilities, damages, losses, costs, charges and expenses (including legal fees and expense) which the indemnitee may incur or be subject to as a consequence, direct or indirect, of:

(a)

the issuance of any Letter of Credit, other than as a result of the gross negligence or wilful misconduct of the indemnitee, in the case of a standby letter of credit or letter of guarantee, or breach of the standards of reasonable care specified in the Uniform Customs, in the case of a commercial letter of credit); or

(b)

the failure of the indemnitee to honour a drawing under any Letter of Credit as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto government or governmental authority (all such acts or omissions called in this Section 5.8, “Government Acts”).

(2)

Risk. As between the relevant Borrower, and the Agent Bank and the Revolving Lenders, such Borrower assumes all risks of the acts and omissions of, or misuse of the Letters of Credit issued by the Agent Bank on behalf of the Revolving Lenders by, the respective Beneficiaries of such Letters of Credit and, without limitation of the foregoing, neither the Agent Bank nor any Revolving Lender shall be responsible for:

(a)	errors, omissions, interruptions or delays in transmission or delivery of any messages by mail, telecopy or otherwise;

(b)	errors in interpretation of technical terms;

(c)	any loss or delay in the transmission of any document required in order to make a drawing; and

(d)	any consequences arising from causes beyond the control of the Agent Bank or the applicable Revolving Lender, including any Government Act.

None of the above shall affect, impair, or prevent the vesting of any of the Revolving Lenders’ rights or powers under this agreement. Any action taken or omitted by a Revolving Lender under or in connection with any Letter of Credit taken or omitted by a Revolving Lender in good faith, shall not put such Revolving Lender under any resulting liability to such Borrower (provided that such Revolving Lender acts in accordance with the standards of reasonable care specified in the Uniform Customs,

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in the case of a commercial letter of credit, and without gross negligence or wilful misconduct, in the case of a standby letter of credit or letter of guarantee).

(3)	Survival. The obligations of the relevant Borrower under this Section 5.8 shall survive the payment and performance of the Obligations.

Section 5.9 Default.

Upon the occurrence of an Event of Default and the Agent Bank declaring the Obligations to be due and payable pursuant to Section 10.1, and notwithstanding the expiration date of any outstanding Letters of Credit, an amount equal to (i) the Face Amount of all outstanding Letters of Credit, and (ii) all accrued and unpaid fees owing by the relevant Borrower in respect of the issuance of Letters of Credit pursuant to Section 5.6, if any, shall thereupon forthwith become due and payable by such Borrower to the Agent Bank and, except for any amount payable in respect of unpaid fees as aforesaid, such amount shall be held by the Agent Bank and invested (as directed by such Borrower with respect to matters other than term) in Approved Securities as collateral security to provide for or to secure payment of the amounts payable under such Letters of Credit in respect of any drawing thereunder.

The relevant Borrower shall pay to the Agent Bank the aforesaid amount in respect of both (i) any Letter of Credit outstanding hereunder, and (ii) any Letter of Credit which is the subject matter of any order, judgment, injunction or other such determination (in this Section 5.9, a “Judicial Order”) restricting payment by the issuing Revolving Lenders under and in accordance with such Letter of Credit or extending such issuing Revolving Lenders’ liability under such Letter of Credit beyond the expiration date stated therein. Payment in respect of each such Letter of Credit shall be due in the currency in which such Letter of Credit is stated to be payable.

The Agent Bank shall with respect to each such Letter of Credit, upon the later of:

(a)

the date on which any final and non-appealable order, judgment or other such determination has been rendered or issued either terminating the applicable Judicial Order or permanently enjoining the issuing Revolving Lenders from paying under such Letter of Credit; and

(b)

the earlier of (i) the date on which either (y) the original counterpart of the Letter of Credit is delivered to the Agent Bank for cancellation or (z) the issuing Revolving Lenders are released by the Beneficiary from any further obligations in respect thereof, and (ii) the expiry (to the extent permitted by any applicable Law) of such Letter of Credit;

pay to the relevant Borrower an amount equal to the difference between the amount paid to the Agent Bank by such Borrower pursuant to this Section 5.9 and the aggregate amount paid by the issuing Revolving Lenders under such Letter of Credit.

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ARTICLE 6

CONDITIONS TO VARIOUS MATTERS

Section 6.1 Effective Date and Closing Date Conditions.

(1)

Effective Date Conditions. The establishment of the Total Term Commitment and the effectiveness of the other Effective Date Amendments will be subject to the following conditions having been fulfilled to the satisfaction of, or waived by, the Lenders:

(a)

Documents. The Credit Facility Documents (other than each Revolving Lender’s form of application, undertaking, indemnity and agreement in respect of Letters of Credit yet to be issued or entered into) shall have been executed and delivered to the Agent Bank.

(b)	Constitutional Documents. The Agent Bank shall have received certified copies of the constitutional documents of each Borrower Party.

(c)

Resolutions. The Agent Bank shall have received certified copies of resolutions of the boards of directors of each Borrower Party authorizing the execution, delivery and performance of the Credit Facility Documents to which it is a party.

(d)

Incumbency. The Agent Bank shall have received a certificate of a director, the secretary or an assistant secretary of each Borrower Party certifying the names and the true signatures of the officers of such Borrower Party authorized to sign the Credit Facility Documents to which it is a party.

(e)

Good Standing. The Agent Bank shall have received (where available under relevant corporate legislation) a certificate of good standing or like certificate issued by appropriate government officials of the jurisdiction of formation of each Borrower Party and of each jurisdiction set out opposite its name in part two of schedule 8 annexed hereto.

(f)	Solvency Certificate. The Agent Bank shall have received a solvency certificate substantially in the form of schedule 10.

(g)	Opinions. The Agent Bank shall have received favourable opinions of counsel to the Borrower Parties and counsel to the Lenders, in form and substance satisfactory to the Lenders, acting reasonably.

(h)

KYC Information. The Agent Bank shall have received, at least three Business Days (as defined in the Purchase Agreement in effect on the date hereof) prior to the Effective Date, all documentation and other information about the Borrowers required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, (a) the PATRIOT Act, and (b) to the extent a Borrower qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, a customary Financial Crimes Enforcement Network beneficial

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ownership certificate, in each case, that has been reasonably requested in writing by the Agent Bank and/or Lenders at least 10 Business Days (as defined in the Purchase Agreement in effect on the date hereof) prior to the Effective Date.

(2)

Closing Date Conditions. The effectiveness of the Closing Date Amendments will be subject to the conditions set forth in schedule 3 (collectively, the “Closing Date Conditions”) having been fulfilled to the satisfaction of, or waived by, the Lenders.

Section 6.2 Conditions for Accommodations.

(1)

Closing Date Term Loans. The borrowing of the Closing Date Term Loans on the Closing Date will be subject to the Closing Date Conditions having been fulfilled to the satisfaction of, or waived by, the Term Lenders.

(2)

JV Holdco Closing Date Conditions. The borrowing of the JV Holdco Closing Date Term Loans on the JV Holdco Closing Date will be subject to the JV Holdco Closing Date Conditions having been fulfilled to the satisfaction of, or waived by, the Term Lenders.

(3)

Closing Date Revolving Loans. Any borrowing under the Revolving Facility from the Effective Date to and including the Closing Date that will be used (i) to finance any portion of the Acquisition, or (ii) to pay any or all of the Transaction Costs, will be subject to the Closing Date Conditions having been fulfilled to the satisfaction of, or waived by, the Revolving Lenders; provided that, for the purposes of any such borrowing contemplated by (ii), item 1 of the Closing Date Conditions need not be fulfilled.

(4)

Revolving Facility. The obligation of the Revolving Lenders to make any Accommodation under the Revolving Facility (except in the circumstances set forth in Section 6.2(3)) shall be subject to the satisfaction of the following conditions precedent:

(a)

Representations and Warranties. All of the representations and warranties contained herein or in any other Credit Facility Document (other than those made only as of a specified date) shall be true and correct in all material respects on and as of the date of such Accommodation as though made on and as of such date and, if requested by the Agent Bank, the Agent Bank shall have received a certificate of appropriate officers of Methanex so certifying to the Revolving Lenders.

(b)

No Default. No Default or Event of Default shall have occurred and be continuing, and, if requested by the Agent Bank, the Agent Bank shall have received a certificate of appropriate officers of Methanex so certifying to the Revolving Lenders.

Each of the giving of any Notice and the acceptance or use by a Borrower of the proceeds of any Accommodation shall be deemed to constitute a representation and warranty by the applicable Borrower that on the date of such Notice or Accommodation and after giving effect thereto the conditions precedent set forth in paragraphs (a) and (b) are satisfied.

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Section 6.3 Conditions Solely for the Benefit of the Lenders.

(1)

Term Loan A. All conditions to the obligation of the Term Lenders to make any Accommodations under Term Loan A, as set forth in Section 6.2(1) or Section 6.2(2), are solely for the benefit of the Term Lenders, and no other person shall have standing to require satisfaction of any condition and no other person shall be deemed to be a beneficiary of any such condition, any and all of which may be freely waived in whole or in part by the Term Lenders in the manner set forth in Section 12.2 at any time the Term Lenders deem it advisable to do so in their sole discretion.

(2)

Revolving Facility. All conditions to the obligation of the Revolving Lenders to make any Accommodations under the Revolving Facility, as set forth in Section 6.2(3) and Section 6.2(4), are solely for the benefit of the Revolving Lenders, and no other person shall have standing to require satisfaction of any condition and no other person shall be deemed to be a beneficiary of any such condition, any and all of which may be freely waived in whole or in part by the Revolving Lenders in the manner set forth in Section 12.2 at any time the Revolving Lenders deem it advisable to do so in their sole discretion.

(3)

Effectiveness. All conditions to the effectiveness of this agreement, as set forth in Section 6.1(1) and Section 6.1(2), are solely for the benefit of the Lenders, and no other person shall have standing to require satisfaction of any condition and no other person shall be deemed to be a beneficiary of any such condition, any and all of which may be freely waived in whole or in part by the Lenders in the manner set forth in Section 12.2 at any time the Lenders deem it advisable to do so in their sole discretion.

Section 6.4 Escrow Provisions.

(a)

This Section 6.4 shall apply only in the circumstances where the Medicine Hat Security had theretofore been released in accordance with Section 2.1(8)(f) or Section 2.13(2), as applicable, following which Methanex had executed the Medicine Hat Security and delivered same to the Agent Bank to be held by the Agent Bank in escrow in accordance with the provisions of this Section 6.4. “Escrow Documents” means the documents comprising the Medicine Hat Security.

(b)	In the circumstances described in the preceding Section 6.4(a), the Agent Bank holds the Escrow Documents in escrow pending their release in accordance with this Section 6.4.

(c)	The Escrow Documents shall be dealt with as set forth below:

(i)	upon receipt of an ICR Waiver Period Election:

(A)

the Medicine Hat Security will be released from escrow (and, if not then held by the Agent Bank, delivered to the Agent Bank) and a then-current date will be inserted in each undated document comprising Medicine Hat Security by the Agent Bank; and

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(B)

all stamp duty payments, registrations, filings or recordings necessary to preserve, protect or perfect the enforceability and priority of the Liens created by the Medicine Hat Security will then be completed; and

(C)

Methanex will deliver to the Agent Bank (1) an opinion relating to registration, filing and recording of the Medicine Hat Security in the Province of Alberta in form and substance satisfactory to the Agent Bank, acting reasonably, and (2) supporting corporate documentation, in each case with such changes or otherwise in such form as the Agent Bank shall reasonably agree; and

(D)

Methanex will deliver to the Agent Bank a certificate dated the ICR Waiver Period Effective Date and in substantially the form annexed as schedule 17 hereto, with such changes as the Agent Bank shall reasonably agree;

(ii)

unless previously released from escrow in accordance with an ICR Waiver Period Election, the Escrow Documents shall be returned by the Agent Bank to Methanex on or promptly following the Maturity Date that is the latest of any Tranche;

(iii)

the Agent Bank may at any time in its sole discretion deposit the Escrow Documents with a court of competent jurisdiction as part of proceedings brought by the Agent Bank (for direction as to disposition or otherwise) with respect to the Escrow Documents; and

(iv)

the Agent Bank may at any time in its sole discretion request that the Escrow Documents be held in escrow by some other person satisfactory to Methanex and the Agent Bank, and deliver the Escrow Documents to such person to be held on the same terms and conditions as those set out in this Section 6.4 and otherwise in accordance with this agreement.

(d)

Neither the Agent Bank nor any of its affiliates, nor the directors, officers and employees of any of them, will incur any liability of any nature whatsoever to Methanex in connection with or by reason of the holding of the Escrow Documents in escrow under this Section 6.4, except to the extent and by virtue of the wilful misconduct or gross negligence of such person.

(e)

Methanex agrees to indemnify the Agent Bank and its affiliates, and the directors, officers and employees of each of them, from and against any and all losses (excluding loss of profits or any other special, indirect or consequential losses or damages), damages, liabilities, expenses and costs (including the reasonable fees, charges and expenses of external counsel on full indemnity basis) (each, a “Loss”) which may be paid, suffered or incurred by the indemnitees or any of them, in connection

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with any claim, litigation, investigation or proceeding brought or asserted by a third party in connection with or by reason of the holding of the Escrow Documents in escrow under this Section 6.4(e); provided that the indemnity in this Section 6.4(e) will not, as to any indemnitee, apply to any Loss or related expenses to the extent that they result from the wilful misconduct or gross negligence of such indemnitee. For the purpose of this Section 6.4(e), “third party” means any person or entity other than an indemnitee.

Section 6.5 No Waiver.

The making of an Accommodation without fulfilment of one or more of the conditions set forth in this article shall not constitute a waiver by the relevant Lenders of any such condition, and such Lenders reserve the right to require the fulfilment of each condition prior to the making of any subsequent Accommodation.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES

Section 7.1 Representations and Warranties by the Borrowers.

Each Borrower represents and warrants to the Lenders as follows (and acknowledges that the Lenders are relying thereon without independent inquiry in entering into this agreement and providing Accommodations from time to time):

(a)

Good Standing. Methanex and each Restricted Subsidiary is a corporation duly incorporated and organized and is validly subsisting and in good standing under the laws of its jurisdiction of incorporation and, for each of the foregoing entities that is extra-provincially or similarly registered as a foreign corporation pursuant to the laws of at least one jurisdiction other than the jurisdiction in which it was incorporated, the other jurisdictions set forth in part two of schedule 8 annexed hereto (or as may be set forth in an amendment to part two of schedule 8 provided to the Agent Bank by Methanex in respect of an event occurring after the Effective Date) and is duly qualified as a foreign or extra-provincial corporation, as the case may be, and is in good standing in all jurisdictions where the failure to so qualify would have a Material Adverse Effect.

(b)

Corporate Authority. Each Borrower Party has full corporate right, power and authority to enter into, and perform its obligations under each Credit Facility Document to which it is a party, and Methanex and each Restricted Subsidiary has full corporate power and authority to own and operate its properties and to carry on its business as now conducted or as contemplated to be conducted.

(c)

Authorization, Governmental Approvals, etc. The execution and delivery of each Credit Facility Document to which it is a party and the performance by it of its obligations hereunder and thereunder have been duly authorized by all necessary corporate action on the part of each Borrower Party, and no Permit under any applicable Law, and no registration, qualification, designation,

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declaration or filing with any Official Body having jurisdiction over it, is or was necessary therefor or to perfect the same or to preserve the benefit thereof to the Lenders.

(d)

Enforceability. Each Credit Facility Document to which it is a party has been duly executed and (subject to Section 6.4) delivered by each Borrower Party, and (subject to Section 6.4) constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to such applicable qualifications as may be set forth in the opinions of counsel delivered pursuant to Section 6.1(1)(g).

(e)

No Breach. The execution and delivery by each Borrower Party of each Credit Facility Document to which it is a party and the performance by it of its obligations hereunder and thereunder do not and will not:

(i)	conflict with or result in a breach of any of the terms, conditions or provisions of:

(A)	its charter documents or by-laws;

(B)	any applicable Law;

(C)	any contractual restriction binding on or affecting it or its properties; or

(D)	any writ, judgment, injunction, determination or award which is binding on it;

or

(ii)	result in, or require or permit:

(A)	the imposition of any Lien on or with respect to any properties now owned or hereafter acquired by it; or

(B)	the acceleration of the maturity of any of its Debt under any contractual provision binding on or affecting it.

(f)

Proceedings. Except as disclosed in writing to the Agent Bank prior to the date hereof, or under Section 9.1(i) or Section 9.1(j) in respect of an event occurring after the date hereof, it is not aware of any actions, suits or proceedings (whether or not purportedly on its behalf) pending or threatened against or affecting Methanex or any Restricted Subsidiary before any Official Body which would, if adversely determined, have a Material Adverse Effect.

(g)

Subsidiaries. The only subsidiaries of Methanex are described in part one of schedule 8 annexed hereto (or as may be set forth in an amendment to part one of schedule 8 provided to the Agent Bank by Methanex in respect of an event occurring after the Effective Date). Each Restricted Subsidiary that is a

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holding company owns on the date of this agreement and will own on the Closing Date, legally and beneficially (directly or indirectly) the respective portions of the outstanding shares in the capital of the corporations shown as its subsidiaries in part one of schedule 8 annexed hereto (or as may be set forth in an amendment to part one of schedule 8 provided to the Agent Bank by Methanex in respect of an event occurring after the Effective Date).

(h)

Environmental Matters. Except as otherwise disclosed in writing to the Agent Bank under Section 9.1(i) or Section 9.1(j) in respect of an event occurring after the date hereof, to the best knowledge of Methanex:

(i)

Methanex and all Restricted Subsidiaries, including their respective facilities and properties, are in compliance with all, and have no outstanding liability under any, Environmental Laws, except to the extent that the failure to comply or such liability would not have a Material Adverse Effect; and

(ii)	there have been no past, and there are no pending or threatened:

(A)	claims, complaints, notices or requests for information received by Methanex or any Restricted Subsidiary with respect to any alleged violation of or liability under any Environmental Law; or

(B)	complaints, notices or inquiries to Methanex or any Restricted Subsidiary regarding potential liability under any Environmental Law;

which would have a Material Adverse Effect.

(i)

No Default. Except as otherwise disclosed in writing to the Agent Bank prior to the date hereof or under Section 9.1(i) or Section 9.1(j) in respect of an event occurring after the date hereof, no Default or Event of Default has occurred and is continuing and neither Methanex nor any Restricted Subsidiary is in material breach or default, or is aware of any event or circumstance which, but for the passage of time or the giving of notice or both, would constitute a material breach or default:

(i)	under any material contract or agreement to which it is a party or by which it is bound (nor is it aware of any material breach or default by any other party thereunder); or

(ii)	under any applicable Law (including any Environmental Law) by which it is bound.

(j)

Permits. Methanex and each Restricted Subsidiary possesses all material Permits required to conduct properly its businesses, except to the extent that the failure to obtain any such Permit would not have a Material Adverse Effect.

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(k)

Ownership of Assets. Methanex and each Restricted Subsidiary owns, or has legally enforceable rights to use or similar interests in, all assets and real and personal property (including patents, trademarks, copyrights and other intellectual property) necessary to the operation of its businesses (and, in the case of a Restricted Project Owner, necessary for the operation of the relevant Restricted Project), and has a good and marketable title to such assets or property that it owns, in each case free and clear of all Liens other than Permitted Liens and subject to the terms of any contracts, Permits or similar interests comprised in such assets, property and rights.

(l)

Tax Returns. Methanex and each Restricted Subsidiary has filed all Tax returns which are required to be filed and has paid all Taxes which have become due pursuant to such returns or pursuant to any assessment received by it, except any such Taxes which are being contested in good faith and by proper proceedings and for which adequate reserves have been maintained (and no Liens except Permitted Liens have attached).

(m)

Financial Statements. The audited financial statements of Methanex as of and for the period ended December 31, 2023, copies of which have been delivered to the Agent Bank, were prepared in accordance with GAAP and present fairly, as at the date thereof, the consolidated financial position of the Borrower, and since December 31, 2023 to the date of this agreement there has not been (and at the Closing Date there will not have been) any material adverse change in such consolidated financial position.

(n)

Pension Plans. There are no outstanding defaults or violations by Methanex or any Restricted Subsidiary in connection with any payment obligation required to be performed by it in connection with any pension plan. There are no actions, claims, investigations, arbitrations or other proceedings which, to the knowledge of Methanex, are pending or threatened with respect to any pension plan (other than routine claims for benefits) against Methanex, any Restricted Subsidiary, the funding agent or the fund of such pension plan. All pension plans which are funded plans are funded in accordance with their rules and all Laws and are fully funded in all material respects on both a going-concern and a termination basis.

(o)

Disclosure. All information heretofore supplied to the Agent Bank and the Lenders by or on behalf of Methanex (including the information contained in the Information Documents) is, with respect to factual matters, true and correct in all material respects as of the date thereof and is, with respect to projections, forecasts and other matters being the subject of opinion, believed on reasonable grounds to be true and correct in all material respects as of the date thereof and, to the extent based upon assumptions, such assumptions are believed to be reasonable in the circumstances. There is no fact known to Methanex which materially affects the business, condition, affairs or operations of Methanex, any Restricted Subsidiary or (during the relevant Project Guarantee Period) each ProjectCo or any of their properties, and which has not been fully and adequately disclosed to the Lenders.

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(p)

Sanctions. Other than as disclosed to the Agent Bank in a disclosure letter dated December 11, 2014, neither Methanex nor any of its subsidiaries nor, to the knowledge of either Borrower, any director, officer, employee, agent, affiliate or representative of Methanex or any of its subsidiaries, is an individual or entity that is, or is owned or controlled by, or is acting on behalf of a person that is (i) the subject of any Sanctions, or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of comprehensive Sanctions (currently, Iran, Syria, North Korea, Cuba, Crimea, the so-called Donetsk People’s Republic or the so-called Luhansk People’s Republic), unless otherwise notified to the Agent Bank.

(q)

Ibid. Other than as disclosed to the Agent Bank in a disclosure letter dated December 11, 2014, neither Methanex nor any of its subsidiaries nor, to the knowledge of either Borrower, any director, officer, employee, agent, affiliate or representative of Methanex or any of its subsidiaries, is engaged, directly or indirectly, in any activity which is prohibited for a person required to comply with Sanctions (unless any such activity is conducted in compliance with a permit, certificate or other approval issued under the Sanctions), including:

(i)	any direct or indirect dealings involving or benefitting:

(A)	a person that is listed on, or owned or controlled by, or acting on behalf of a person listed on, any Sanctions-related list administered by a Sanctions Authority or otherwise the target of Sanctions;

(B)

a person located in, organized under, or owned or controlled by, or acting on behalf of, a person located in or organized under the laws of a country, region or territory that is itself the target of any comprehensive Sanctions (currently, Iran, Syria, North Korea, Cuba, Crimea, the so-called Donetsk People’s Republic or the so-called Luhansk People’s Republic); or

(C)	a person that is owned or controlled by, or acting for or on behalf of, or providing assistance, support or services of any kind to, or otherwise associated with any person in (A) or (B);

(ii)	any business or making or receiving any contribution of funds, goods or services to or for the benefit of any person described in (i);

(iii)	any dealing in, or otherwise engaging in any transaction relating to any property or interests in property subject to prohibitions under Sanctions; and

(iv)	any transaction that evades, avoids or attempts to violate any of the prohibitions set forth in the Sanctions or has such a purpose.

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(r)

Anti-Corruption Laws. Neither Methanex nor any of its subsidiaries nor, to the knowledge of Methanex, any director, officer, employee, agent, affiliate or representative of Methanex or any of its subsidiaries, is in any material respect in breach of any Anti-Corruption Laws, unless otherwise notified in writing to the Agent Bank.

(s)

ERISA. Each member of the ERISA Group is in compliance with its obligations under the minimum funding standards of ERISA and the Code with respect to each Plan and is in compliance in all material respects with the presently applicable provisions of ERISA and the Code with respect to each Plan, except where the failure to so fulfill such obligations and such noncompliance could not individually (or together with all such failures to fulfill such obligations and all such noncompliance) reasonably be expected to result in a Material Adverse Effect. No member of the ERISA Group has during the last six years (i) sought a waiver of the minimum funding standard under Section 412 of the Code in respect of any Plan, (ii) failed to make any contribution, amendment or payment to any Plan or Multiemployer Plan, which has resulted or could result in the imposition of a Lien or the posting of a bond or other security under ERISA or the Code or (iii) incurred any liability under Title IV of ERISA other than a liability to the PBGC for premiums under Section 4007 of ERISA, which waiver, failure, amendment or liability individually, or collectively with all such waivers, failures, amendments or liabilities, could reasonably be expected to result in a Material Adverse Effect; provided that:

(i)	the representation and warranty set forth in this Section 7.1(s) shall continue until Term Loan A has been fully repaid and shall be of no further force or effect thereafter,

and	in this Section 7.1(s):

(ii)	“Code” means the Internal Revenue Code of 1986;

(iii)	“ERISA” means the Employee Retirement Income Security Act of 1974;

(iv)	“ERISA Group” means any Restricted Subsidiary organized under the laws of the United States;

(v)	“Multiemployer Plan”” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA;

(vi)	“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto; and

(vii)

“Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which any member of the ERISA Group is (or, if such plan were terminated,

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would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

ARTICLE 8

DESIGNATIONS

Section 8.1 Designation of Non-Recourse Subsidiaries.

Upon a subsidiary (the “designated subsidiary”) of Methanex, other than a Current Restricted Project Owner, becoming a Non-Recourse Subsidiary, Methanex may by notice to the Agent Bank remove such designated subsidiary as a Restricted Subsidiary on delivery of the following to the Agent Bank:

(a)	a written request for such removal; and

(b)

a certificate from a Senior Officer of Methanex to the effect that such designated subsidiary is a Non-Recourse Subsidiary and setting forth in reasonable detail the Debt comprising borrowed monies of such designated subsidiary and the recourse in respect thereof, together with such financial and other information as the Agent Bank may reasonably request to confirm that such designated subsidiary is a Non-Recourse Subsidiary and is not a Current Restricted Project Owner.

Methanex may at any time by notice to the Agent Bank reinstate or designate a Non-Recourse Subsidiary as a Restricted Subsidiary, and in such regard shall provide to the Agent Bank such information as the Agent Bank shall reasonably request (which information shall include a pro forma Compliance Certificate confirming that such reinstatement or designation shall not create a Default or an Event of Default).

ARTICLE 9

COVENANTS OF THE BORROWERS

Section 9.1 Affirmative Covenants.

Subject to Section 9.4 and until the Obligations are paid and satisfied in full and this agreement has been terminated, each of Methanex and (in the case of covenants (a), (g), (h), (m), (n) and (q)) the US Borrower covenants as set forth in this Section 9.1; provided that (i) unless it is expressly indicated below that a covenant shall apply only in respect of Methanex, Methanex will cause each Restricted Subsidiary (including the US Borrower) to comply with each such covenant as if same applied directly to such Restricted Subsidiary, and (ii) where it is expressly indicated below that a covenant shall apply to a ProjectCo, Methanex will cause such ProjectCo to comply with each such covenant as if same applied directly to such ProjectCo:

(a)	Corporate Existence. It will do all things necessary (i) in the case of the Borrowers, the Restricted Project Owners and (during the relevant Project

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Guarantee Period) each ProjectCo only, to maintain its corporate existence, and (ii) to carry out its businesses in a proper and efficient manner and in like manner as prudent operators of similar businesses, including obtaining and maintaining in full force and effect all material Permits required for the conduct of its businesses. Methanex shall immediately advise the Agent Bank in writing of any change of corporate name, shareholdings (other than shares in the capital of Methanex) and jurisdiction of domicile of any Restricted Subsidiary or (during the relevant Project Guarantee Period) each ProjectCo, and promptly provide to the Agent Bank copies of any amendments to its constating documents (and, in the event that any ProjectCo has not been formed as at the date hereof, copies of its original constating documents upon such formation).

(b)

Compliance with Laws, etc. It (and its use and operation of all of its facilities and properties) will comply in all material respects with all applicable Laws (including Environmental Laws) and Permits and do all things necessary to obtain, promptly renew and maintain in good standing from time to time all Permits and duly observe all valid requirements of any Official Body (including those requirements respecting the protection of the environment, Release of Hazardous Materials, and occupational health and safety), and without limitation it will pay in full all material amounts due and owing under applicable workers’ compensation and similar Laws.

(c)

Payment of Taxes and Claims. It will file as and when required by applicable Law all Tax returns and will pay and discharge before the same shall become delinquent (i) all Taxes imposed upon it or upon its property, and (ii) all lawful claims (including claims for labour, materials, supplies or services) which, if unpaid, might become a Lien upon its property except in each case any such Tax or claim which is being contested in good faith and by proper proceedings and for which adequate reserves have been maintained and no Liens (except Permitted Liens) have attached.

(d)

Insurance. It will maintain, with financially sound and reputable insurers, insurance with respect to the businesses and assets of Methanex and the Restricted Subsidiaries, in such amounts and against such liabilities, casualties, risks and contingencies existing from time to time as is customary for owners and operators of similar businesses and similar property in accordance with good industry practices.

(e)

Keeping of Books. It will keep proper books of record and account, in which full and correct entries shall be made of all financial transactions and its assets and business in accordance with GAAP (or, in the case of entities outside of Canada, generally accepted accounting principles of local application).

(f)

Maintain Properties. It will maintain, preserve, protect and keep its properties which are essential to the ongoing operation of the businesses carried on by it in reasonable repair, working order and condition, and make necessary and proper repairs, renewals and replacements so that such businesses may be

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properly conducted at all times, unless it determines in good faith that the continued maintenance of such properties is no longer economically desirable.

(g)

Pay Obligations to Lenders and Perform Other Covenants. In the case only of the Borrowers, it will make full and timely payment of the Obligations owed by it, whether now existing or hereafter arising, and duly comply with all the terms and covenants contained in each of the Credit Facility Documents and applicable to it, all at the times and places and in the manner set forth therein. Each of the Borrowers acknowledges, confirms and agrees that it is liable, on a joint and several basis, for all Obligations of the other Borrower hereunder.

(h)

Use of Proceeds. In the case only of the Borrowers, it will use the proceeds of all Accommodations made available to it only for the purposes set forth in Section 2.1(2). In addition, it shall not use the proceeds of any Accommodation, or contribute or otherwise make available such proceeds, for any purpose which is prohibited for a person required to comply with Sanctions, including to any person for the purpose of financing directly or indirectly the activities of any person that (i) is listed on, or owned or controlled by a person that is listed on, or acting on behalf of a person listed on, any sanctions-related list administered by a Sanctions Authority, or (ii) is in a country which is subject to Sanctions, to the extent such financing would be prohibited for a person required to comply with Sanctions. During the ICR Waiver Period, each Borrower will avail itself of Accommodations hereunder only for normal-course business purposes.

(i)	Financial and Other Reporting. Methanex will deliver to the Agent Bank (in each case in form and scope acceptable to the Lenders, acting reasonably):

(i)	within 90 days after the end of each Financial Year, a copy of the audited consolidated financial statements of Methanex prepared in accordance with GAAP;

(ii)

within 60 days after the end of the first three Financial Quarters of the Financial Year, a copy of the unaudited consolidated financial statements of Methanex prepared in accordance with GAAP, certified by a Senior Officer of Methanex, provided that, in respect of the first full Financial Quarter ending after the Closing Date (and no other Financial Quarter), the period of 60 days shall be extended to 90 days;

(iii)	with each of the financial statements in (i) and (ii) above:

(A)	a Compliance Certificate signed by a Senior Officer of Methanex;

(B)	reconciliations of covenant calculations to the financial statements (including quarterly EBITDA, Net Interest Expense and other relevant calculations); and

(C)	the calculation of Consolidated Net Worth under (and as defined in) the 1995 US Notes Indenture, the resulting gross

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amount available for permitted liens under Section 4.08 thereof, and the net amount remaining available with details of liens which have been granted in reliance thereon;

(iv)

promptly following its distribution, copies of all such information as is provided by Methanex to its shareholders; provided that Methanex will not be required to deliver to the Agent Bank any such information which is posted on SEDAR and Methanex’s website unless such information discloses a change or impairment which constitutes a Material Adverse Effect;

(v)

promptly following the filing thereof, copies of all material reports, statements and other information provided (other than on a confidential basis) to applicable securities regulatory agencies; provided that Methanex will not be required to deliver to the Agent Bank any such information which is posted on SEDAR and Methanex’s website unless such information discloses a change or impairment which constitutes a Material Adverse Effect;

(vi)

promptly following execution, receipt or sending thereof, copies of each amendment, supplement or other modification to the 1995 US Note Indenture and copies of each notice of default or prepayment given or received under the 1995 US Note Indenture;

(vii)

details of any litigation to which Methanex, any Restricted Subsidiary or (during the relevant Project Guarantee Period) any ProjectCo is a party involving US$50 million (or the Equivalent Amount in other currencies) or more, or which involves the potential cessation or impairment of a material part of the business of Methanex, any Restricted Subsidiary or (during such Project Guarantee Period) such ProjectCo;

(viii)

annually within 90 days of the end of each Financial Year, a management-prepared three year forecast including a one year annual operating budget with a forecast for the two following years (income statement, balance sheet, cash flow statement and capital expenditure plan and pro forma calculations of the financial tests based on such budget and forecast financial information); and

(ix)

from time to time, upon request by the Agent Bank, a certificate from a Senior Officer of Methanex as to whether or not a Default or Event of Default has occurred and is continuing, and such other information as the Agent Bank acting on behalf of the Lenders may reasonably request from time to time, having regard to both the legitimate information requirements of the Lenders and the risk to Methanex, a Restricted Subsidiary or (during the relevant Project Guarantee Period) a ProjectCo of unwarranted or unintentional disclosure of sensitive and confidential information;

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(j)	Notice of Certain Events. Methanex will promptly notify the Agent Bank in writing of:

(i)

any Default or Event of Default (which notice shall, in the case of a misrepresentation under Section 7.1(p) or Section 7.1(q) or a breach of Section 9.2(i), in any event be given within five Business Days after Methanex obtains knowledge of such event);

(ii)

any default, or any event, condition or occurrence which with notice or lapse of time, or both, would constitute a default under any agreement regarding any Debt of Methanex, any Restricted Subsidiary or (during the relevant Project Guarantee Period) any ProjectCo, in any such case in an amount exceeding US$5 million;

(iii)

any notice of any action by any Official Body or any action, suit, proceeding or investigation (or any basis therefor) pending, or to the best of its knowledge threatened, against or affecting Methanex, any Restricted Subsidiary or (during the relevant Project Guarantee Period) any ProjectCo before any Official Body that has or may reasonably be expected to have a Material Adverse Effect;

(iv)

any other occurrence in respect of the assets, businesses, operations or condition, financial or otherwise (including by virtue of any environmental liability or occurrence) of Methanex, any Restricted Subsidiary or (during the relevant Project Guarantee Period) any ProjectCo, that has or may reasonably be expected to have a Material Adverse Effect; or

(v)	the termination of a contractual relationship with an Agency, and any change in the Rating by any Agency, or any new such Rating.

(k)

Visitation, Inspection, etc. It will permit the Lenders and their respective representatives and consultants to visit and inspect any of its assets, to examine its books and records and to make copies and take extracts therefrom, and to discuss its affairs, finances and accounts (including information regarding compliance with Environmental Laws) with its officers or its independent auditors (in the presence of Methanex personnel), all at such reasonable times and as often as the Lenders may reasonably request through the Agent Bank.

(l)

Share Ownership, etc. Subject to Section 9.2(h)(i) in respect of the permitted disposition of one Restricted Project, it will maintain its ownership (direct or indirect) of all outstanding shares in the capital of each Restricted Project Owner and each other subsidiary of Methanex (other than (i) Atlas, the Egypt Owner and the G3 Owner, whose equity interests may be held directly or indirectly by a third party so long as it remains a subsidiary of Methanex, and (ii) Waterfront whose equity interests may be held directly or indirectly by a third party so long as it remains a Restricted Subsidiary) that performs material services or provides material functions pertaining to a Restricted Project.

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(m)

Environmental Indemnity. In respect only of the Borrowers, it will indemnify and hold harmless each Lender and its directors, officers, employees, agents and representatives from and against any and all third party liabilities, claims, demands, actions and causes of action, fines and other penal or administrative sanctions suffered by the indemnitees arising directly or indirectly out of any breach by Methanex or any of its subsidiaries of any Environmental Law, or any environmental hazards existing, or any environmental pollution occurring, at any time relating to the assets or properties of Methanex or any of its subsidiaries. The obligations of the Borrowers under this Section 9.1(m) shall survive the payment and performance of the Obligations.

(n)

Priority of Obligations. The Borrowers shall ensure that the Obligations rank at least pari passu in right of payment with the most senior unsecured unsubordinated indebtedness for borrowed money of the Borrowers, and that the Borrowers are and shall remain liable for all Obligations on a joint and several basis.

(o)

Project Debt Documents. Upon the granting by Methanex of a Project Guarantee, Methanex shall provide to the Agent Bank true and complete copies of the master credit or similar agreement pursuant to which the relevant Project Debt is incurred by the relevant ProjectCo and such Project Guarantee and, to the extent available, copies of a transaction summary document made available to potential project financiers (which document may be the confidential information memorandum without the documents incorporated by reference therein).

(p)

Limitation on Project Guarantees. Prior to repayment in full of all Obligations and termination of all obligations of the Agent Bank and Lenders hereunder, Methanex shall provide only one Project Guarantee in respect of Project Debt incurred by a Non-Recourse Subsidiary.

(q)

Further Assurances. In respect only of the Borrowers, it will at its cost and expense, upon request of the Agent Bank, duly execute and deliver, or cause to be duly executed and delivered, to the Agent Bank such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Agent Bank to carry out more effectually the provisions and purposes of this agreement and the other Credit Facility Documents (including any translation and consularisation hereof as reasonably requested by the Agent Bank).

Section 9.2 Negative Covenants.

Subject to Section 9.4 and until the Obligations are paid and satisfied in full and this agreement has been terminated, each of the Borrowers covenants and agrees as set forth below:

(a)	Liens. Subject to the last paragraph of this Section 9.2(a), neither the US Borrower nor Methanex will, and Methanex will not permit any other

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Restricted Subsidiary to, create, incur or otherwise permit to exist any Lien on any of its assets, other than Permitted Liens. Notwithstanding the foregoing, the US Borrower, Methanex and such other Restricted Subsidiaries may create, incur or permit Liens in addition to the Liens described in items (a) through (v), inclusive, of the definition of Permitted Liens (but subject to the limitations and exclusions set out therein in item (s)); provided that the sum of:

(i)	the aggregate Attributable Indebtedness of Methanex and the Restricted Subsidiaries; and

(ii)	the aggregate Debt comprising borrowed monies of Methanex and all Restricted Subsidiaries secured by Permitted Liens;

but excluding

(iii)	Excluded Items as defined in the immediately following sentence;

shall not at any time exceed 10% of the Consolidated Tangible Net Worth of Methanex (as determined in accordance with GAAP on the basis of information set forth in the consolidated financial statements of Methanex most recently required to be delivered under Section 9.1(i)).

For the purposes of this Section 9.2(a), “Excluded Items” shall mean the following:

(i)	Purchase Money Mortgages and Indebtedness secured by Project Security;

(ii)

indebtedness secured by Permitted Liens of the nature described in items (n), (o) (but subject to the limitations and exclusions set out therein) and (p) (as the same relates to the said items (n) and (o)) of the definition thereof;

(iii)	Attributable Indebtedness under a Sale/Leaseback Transaction where the relevant lease is for a period, including renewal rights, of three years or less;

(iv)

Attributable Indebtedness under a Sale/Leaseback Transaction where the vendor/lessee, within one year (or, in the event that the proceeds of the sale of the leased property exceed US$125 million, within two years) after such Sale/Leaseback Transaction, applies an amount not less than the greater of the net proceeds of the sale of such leased property or the fair market value of such leased property (as determined in good faith by the directors of Methanex) to either the retirement of Debt for borrowed monies of Methanex or a Restricted Subsidiary or the purchase by Methanex or a Restricted Subsidiary of other property having a fair market value (as determined in good faith

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by the directors of Methanex) at least equal to the fair market value of such leased property; and

(v)	Attributable Indebtedness under a Sale/Leaseback Transaction between Methanex and a Restricted Subsidiary or between Restricted Subsidiaries.

(b)	Merger, etc.

(i)

Methanex will not merge, consolidate or amalgamate with or into, or sell, convey, transfer, lease or otherwise dispose of (in one transaction or a series of transactions) all or substantially all of its assets to, any other person other than a Restricted Subsidiary, unless:

(A)	the resulting, surviving or transferee person shall be a person organized and existing under the laws of Canada or the United States or any province or state thereof or the District of Columbia;

(B)

such person expressly assumes on terms and conditions as to legal effect satisfactory to the Lenders the obligations of Methanex hereunder and under all other Credit Facility Documents to which Methanex is a party;

(C)

no Lender has objected to such transaction within 21 days of receipt of written notice that Methanex proposes to do so on the basis of exceeding individual, industry, country or other applicable credit limits, or having regard to applicable Laws or established policies of such Lender regarding the identity of borrowers or the nature of their business, acting reasonably;

(D)

immediately after giving effect to such transaction on a pro forma basis no Default or Event of Default (including for greater certainty under Section 10.1(n)) shall have occurred and be continuing; and

(E)	Methanex shall have delivered to the Agent Bank a certificate of a Senior Officer and an opinion of counsel, each stating that such transaction complies herewith;

and where it merges, consolidates or amalgamates with or into, or sells, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to, a Restricted Subsidiary, the resulting, surviving or transferee person will comply with clauses (A), (B) and (D) above.

(ii)

The US Borrower will not, and Methanex will not permit any Restricted Project Owner to, merge, consolidate or amalgamate with or into, or sell, convey, transfer, lease or otherwise dispose of (in one transaction

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or a series of transactions) all or substantially all of its assets to, any other person other than Methanex or a Restricted Subsidiary, unless:

(A)

the resulting, surviving or transferee person (if not the US Borrower or such other Restricted Project Owner) shall be a person organized and existing under the laws of the jurisdiction under which the US Borrower, such Restricted Project Owner or its parent corporation was organized or under the laws of Canada or the United States or any province or state thereof or the District of Columbia;

(B)	immediately after giving effect to such transaction on a pro forma basis no Default or Event of Default shall have occurred and be continuing; and

(C)	Methanex shall have delivered to the Agent Bank a certificate of a Senior Officer and an opinion of counsel, each stating that such transaction complies herewith;

and where it merges, consolidates or amalgamates with or into, or sells, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to, Methanex or a Restricted Subsidiary, the resulting, surviving or transferee person will comply with clause (C) above and, if such person is not the US Borrower or such Restricted Project Owner, clause (A) above.

(c)	Financial Tests. Methanex will not change its Financial Year and:

(i)	subject to Section 2.1(8), Methanex will not permit its Funded Debt Ratio to exceed 60.0% as at the end of any Financial Quarter; and

(ii)	subject to Section 2.1(8), Methanex will not permit its Interest Coverage Ratio to be less than 2.0:1 as at the end of any Financial Quarter.

The financial covenants set forth in this Section 9.2(c) will be tested as of the last day of every Financial Quarter as contemplated by Section 9.1(i).

(d)	Limitations with Respect to Certain Transactions.

(i)

Neither the US Borrower nor Methanex will, and Methanex will not permit any other Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Non-Recourse Subsidiary (in this Section 9.2(d)(i), a “Non-Recourse Subsidiary Transaction”) on terms:

(A)	that are less favourable in sum to the US Borrower, Methanex or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arms’-

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length dealings with a person other than a Non-Recourse Subsidiary; or

(B)

that, in the event that such Non-Recourse Subsidiary Transaction involves an aggregate amount in excess of US$100 million (or the Equivalent Amount in other currencies), are not in writing and have not been approved by a majority of the directors of the US Borrower, Methanex or such Restricted Subsidiary, as the case may be.

The foregoing shall not prohibit any Investment by the US Borrower, Methanex or any other Restricted Subsidiary in any Non-Recourse Subsidiary. In this Section 9.2(d)(i), “Investment” in any person shall mean any direct or indirect advance, loan or other extension of credit (including by way of Guarantee) or capital contribution to, or any purchase or acquisition of shares in the capital of, Debt of or other similar investments issued by, such person.

(ii)

Notwithstanding Section 9.2(d)(i), neither the US Borrower nor Methanex will, and Methanex will not permit any other Restricted Subsidiary to, directly or indirectly, transfer to any Non-Recourse Subsidiary any property or assets owned by the US Borrower, Methanex or any such Restricted Subsidiary on the date hereof unless:

(A)

the terms are no less favourable in sum to the US Borrower, Methanex or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transfer in arm’s-length dealings with a person other than a Non-Recourse Subsidiary; and

(B)

the aggregate price for such property or assets under such transfer, plus the aggregate prices for any other such property or assets under any other such transfers by Methanex and all Restricted Subsidiaries completed during the twelve-month period immediately preceding such transfer, does not exceed US$100 million (or the Equivalent Amount in other currencies).

(e)

Restricted Subsidiary Debt. Subject to the last paragraph of this Section 9.2(e), Methanex will ensure that no Restricted Subsidiary shall incur any Debt unless, at the time of such incurrence, such Restricted Subsidiary has Guaranteed the Obligations, such Guarantee to be in such form as was in effect under the 2005 Credit Agreement, mutatis mutandis and with the result that the payment obligations of such Restricted Subsidiary under such Guarantee rank at least pari passu with the payment obligations of such Restricted Subsidiary under such Debt; provided that the foregoing shall not apply to:

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(i)

any Debt incurred by a Restricted Subsidiary if, both before and immediately after the incurrence of such Debt, the aggregate Debt of all Restricted Subsidiaries who have not so Guaranteed the Obligations does not exceed US$100 million; for greater certainty, the calculation of Debt for this purpose shall include Debt of Atlas and the Egypt Owner as contemplated by the definitions of Atlas Condition and Egypt Condition; or

(ii)	any Debt secured by:

(A)	Permitted Liens; or

(B)	Liens to which the exception in Section 9.2(a) is applicable; or

(iii)

any Debt owed by Methanex or any Restricted Subsidiary to (as the case may be) Methanex or any Restricted Subsidiary; provided that any subsequent transfer of any such Debt or any subsequent transfer of shares in the capital of, or other ownership interests in, such Restricted Subsidiary, or any other event, that results in such Restricted Subsidiary ceasing to be a Restricted Subsidiary shall be deemed to constitute the incurrence of such Debt at such time.

No Restricted Subsidiary shall be released from its Guarantee provided under this Section 9.2(e) unless:

(iv)	it ceases to be a Restricted Subsidiary; or

(v)

it has been discharged from all its obligations with respect to all Debt incurred by it (other than such Guarantee and Debt described in (iii) above)) and it has not had any Debt (other than such Guarantee and Debt described in (iii) above) outstanding for a period of 91 days.

Notwithstanding any other provision of this Section 9.2(e), the G3 Owner and its direct and indirect subsidiaries shall not incur Debt other than (x) Debt described in clause (iii) above, and (y) any other Debt the aggregate principal amount of which is not in excess of US$100 million.

In addition, the G3 Owner may incur inter-corporate indebtedness owed to its direct shareholders (including, for greater certainty, a shareholder that is not an affiliate of Methanex) but such inter-corporate indebtedness shall be subordinated to the Obligations in right of priority and payment on terms and conditions satisfactory to the Lenders.

For greater certainty, the US Borrower, as a prospective (as at the Closing Date) co-obligor hereunder, shall not be required to grant a Guarantee pursuant to the foregoing upon issuance of the Senior Notes notwithstanding that the US Borrower is a Restricted Subsidiary.

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(f)

IRRM’s. Neither the US Borrower nor Methanex will, and Methanex will not permit any other Restricted Subsidiary to, enter into any IRRM that is for speculative purposes or that would contravene the relevant limitations established by the board of directors of Methanex from time to time and advised to the Agent Bank.

(g)

No Restrictions on Dividends. Neither the US Borrower nor Methanex will, and Methanex will not permit any other Restricted Subsidiary to, create, permit or agree to any restrictions, prohibitions, limitations or other covenants which restrict, prohibit, limit or otherwise negatively affect the ability of the US Borrower or any other Restricted Subsidiary to make distributions to its shareholders or holders of other ownership interests by way of dividends, reduction or return of capital, or similar payments.

(h)

Sale of Certain Assets. Methanex shall not sell (or permit the sale of) all or substantially all of the material assets and properties necessary for the operation of any Restricted Project; provided that:

(i)

Methanex may sell assets for total proceeds (for all such sales from and including the date of this agreement) not to exceed 20% of the consolidated total assets of Methanex and the Restricted Subsidiaries (calculated as at the end of such most recent completed Financial Quarter);

(ii)	the assets sold pursuant to paragraph (i) shall not comprise more than one Restricted Project; and

(iii)

all proceeds of sales of assets pursuant to paragraph (i), to the extent that they exceed US$100 million for all such sales during the ICR Waiver Period, shall be reinvested in one of Methanex’s primary businesses within 12 months of receipt; provided that this paragraph (iii) shall be of no further effect upon Methanex having effected the delivery contemplated by Section 2.1(8)(f)(ii);

provided that the proceeds of transactions comprising the securitization of accounts receivable shall only count towards (i) the figure of 20% referred to in paragraph (i), or (ii) the figure of US$100 million in paragraph (iii), to the extent that such proceeds exceed, in the aggregate, US$100 million.

(i)

Sanctions. Other than as disclosed to the Agent Bank in a disclosure letter dated December 11, 2014, each Borrower agrees that it will not, and it will take all reasonable steps to ensure that its directors, officers and affiliates will not, engage, directly or indirectly, in any activity which is prohibited for a person required to comply with Sanctions (unless any such activity is conducted in compliance with a permit, certificate or other approval issued under the Sanctions), including:

(i)	any direct or indirect dealings involving or benefitting:

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(A)	a person that is listed on, or owned or controlled by, or acting on behalf of a person listed on, any sanctions-related list administered by a Sanctions Authority or otherwise the target of Sanctions;

(B)

a person located in, organized under, or owned or controlled by, or acting on behalf of, a person located in or organized under the laws of a country, region or territory that is itself the target of comprehensive Sanctions (currently, Iran, Syria, North Korea, Cuba, Crimea, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic);

(C)	a person that is owned or controlled by, or acting for or on behalf of, or providing assistance, support or services of any kind to, or otherwise associated with any person in (A) or (B);

(ii)	any business or making or receiving any contribution of funds, goods or services to or for the benefit of any person described in (i);

(iii)	any dealing in, or otherwise engaging in any transaction relating to any property or interests in property subject to prohibitions under Sanctions; and

(iv)	any transaction that evades, avoids or attempts to violate any of the prohibitions set forth in the Sanctions or has such a purpose.

Neither Borrower will request any Borrowing or Letter of Credit, and neither Borrower nor Methanex’s subsidiaries shall (and Methanex will take all reasonable steps to ensure that its affiliates shall not) use, the proceeds of any Borrowing or Letter of Credit in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any Anti-Corruption Laws.

(j)

Restricted Payments. During the ICR Waiver Period, neither the US Borrower nor Methanex will, and Methanex will not permit any other Restricted Subsidiary to, make any Restricted Payment unless, after giving effect to such Restricted Payment (in the case of a dividend to public shareholders, as at the date of declaration of same), the following conditions are met:

(i)	no Default or Event of Default has occurred and is continuing; and

(ii)	the aggregate amount of the unadvanced Commitments is at least US$100 million;

provided that:

(iii)

for the purposes of this Section 9.2(j), (A) Atlas will be considered a Restricted Subsidiary as long as the Atlas Condition continues to be met, (B) the Egypt Owner will be considered a Restricted Subsidiary so

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long as the Egypt Condition continues to be met, and (C) a wholly-owned indirect subsidiary of Methanex that is not otherwise a Restricted Subsidiary shall be considered a Restricted Subsidiary as long as any monies paid to such indirect subsidiary are immediately paid up to its holding entity as part of a continuous and concurrent flow of funds whereby the ultimate recipient is Methanex or a Restricted Subsidiary;

(iv)

in the event that and for so long as this provision applies to Atlas or the Egypt Owner by virtue of the preceding paragraph (iii), a Restricted Payment shall nonetheless be permitted to be made by Atlas or, as applicable, the Egypt Owner to an equity holder that is not Methanex or an affiliate of Methanex (such recipient, the “non-affiliated recipient”) in the event and to the extent that Atlas or, as applicable, the Egypt Owner is concurrently making a Restricted Payment to Methanex or a Restricted Subsidiary that is otherwise permitted hereunder and the amount paid to the non-affiliated recipient constitutes its proportionate share of the payments in question in accordance with the applicable co-ownership arrangements; and

(v)	for greater certainty, transactions under Section 9.2(d) shall continue to be permitted.

Section 9.3 Agent Bank May Perform Covenants.

(a)

If Methanex or any Restricted Subsidiary shall fail to perform or observe any covenant applicable to it as contained herein or in any other Credit Facility Document, the Agent Bank may, in its sole discretion acting reasonably, and shall upon the instructions of the Majority Lenders, perform any of the said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditures with its own funds; provided that (without derogating from or affecting any rights or remedies of the Agent Bank and the Lenders under article 10) the Agent Bank shall first have provided written notice of its intention to Methanex and a reasonable opportunity (not to exceed 21 days, or such longer period as the Majority Lenders shall approve) to cure the failure.

(b)

The Agent Bank may, from time to time, engage an environmental consultant from a list of up to three consultants chosen in consultation with Methanex in order to monitor environmental compliance by Methanex or any Restricted Subsidiary with any applicable Permits or Laws; provided that such right shall only be exercised when the Agent Bank or any Lender has determined that it has reasonable grounds for believing that the action is necessary to protect its interests, and such right shall not be exercised (in the absence of a Default or Event of Default) more than once in each year for each asset.

(c)	All amounts paid by the Agent Bank pursuant to this Section 9.3 shall form part of the Obligations, shall be repaid by Methanex to the Agent Bank on

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demand therefor and (other than in the case of amounts paid pursuant to paragraph (b)) shall bear interest at the rate of interest set forth in Section 2.7 from and including the date paid by the Agent Bank hereunder to but excluding the date such amounts are irrevocably repaid in full to the Agent Bank.

(d)

Nothing set forth in this Section 9.3 or otherwise in this agreement shall grant, or be construed as granting, to the Agent Bank or any Lender any right to enter upon any premises or any site at which methanol may be stored for the purpose of environmental clean-up or remediation or similar activities.

Section 9.4 Matters Expressly Permitted.

Notwithstanding any other provision of this agreement (including Section 9.1 and Section 9.2), it is confirmed by the Lenders that the consummation of the Transactions and all transactions contemplated by the Purchase Agreement and this agreement are expressly permitted, including:

(a)

the incurrence of Debt and granting of Liens in connection therewith, including Debt under, and Liens securing, (i) the Bridge Facility, (ii) any term loans or notes issued in lieu of the Bridge Facility or to refinance loans thereunder, and (iii) letters of credit of Methanex, the Target Companies and their respective subsidiaries and any cash collateralization arrangements relating thereto;

(b)	the incurrence and issuance of the Permanent Financing;

(c)	the repayment of the Bridge Facility with the net cash proceeds of any Debt or equity interests (including the Permanent Financing) or asset sales;

(d)

dispositions to be made in connection with the consummation of the Acquisition that are necessary or advisable to comply with applicable Law or to avoid any impediment to the consummation of the Acquisition under any applicable Law; and

(e)

any internal reorganization transactions undertaken as a result of the Transaction, provided such reorganization transactions do not have a negative effect on the financial covenants provided in Section 9.2(c).

ARTICLE 10

EVENTS OF DEFAULT

Section 10.1 Events of Default.

If any of the following events (each an “Event of Default”) shall have occurred and be continuing:

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(a)

Payment of Principal. A Borrower shall fail to pay the principal amount of any Advance, or the Face Amount of any Letter of Credit, when the same becomes due and payable, or to reimburse any Lender in respect of any Letter of Credit when required hereunder, and in any such case such failure shall remain unremedied for a period of one Business Day after written notice from the Agent Bank to the Borrowers;

(b)

Payment of Interest, Etc. A Borrower shall fail to pay any interest hereunder when the same becomes due and payable or a Borrower shall fail to pay any fees, Increased Costs or other amounts payable hereunder when the same become due and payable, and in any such case such failure shall remain unremedied for a period of ten Business Days;

(c)

Representations and Warranties Incorrect. Any of the representations or warranties made by a Borrower herein or in any other Credit Facility Document, or any representation or warranty deemed to be made by a Borrower as provided herein or therein, shall prove to be or have been incorrect in any material respect when made or deemed to be made; provided that in the case of a representation or warranty under Section 7.1(g), Section 7.1(k), Section 7.1(l) or Section 7.1(n), if the circumstances giving rise to the incorrect representation or warranty are capable of modification or rectification (such that, thereafter the representation or warranty would be correct in all material respects), no Event of Default shall have occurred as a result thereof unless and until such representation or warranty shall have remained incorrect in any material respect for 30 days after the earliest of:

(i)	written notice thereof given to the Borrowers by the Agent Bank;

(ii)	such time as the Borrowers are aware of same; and

(iii)	such time as a reasonably responsible owner or operator of a similar asset or business would have become aware of same;

(d)

Failure to Perform Covenants. Other than in respect of those covenants referred to in Section 10.1(e), Methanex, any Restricted Subsidiary or (during the relevant Project Guarantee Period) any ProjectCo shall fail to perform or observe any covenant contained in this agreement or any other Credit Facility Document on its part to be performed or observed or otherwise applicable to it; provided that, if such failure is capable of being remedied, no Event of Default shall have occurred as a result thereof unless and until such failure shall have remained unremedied for 30 days after the earliest of:

(i)	written notice thereof given to the Borrowers by the Agent Bank;

(ii)	such time as Methanex, such Restricted Subsidiary or (during such Project Guarantee Period) such ProjectCo is aware of same; and

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(iii)	such time as a reasonably responsible owner or operator of a similar asset or business would have become aware of same;

(e)

Failure to Perform Certain Covenants. Methanex, any Restricted Subsidiary or (during the relevant Project Guarantee Period) any ProjectCo shall fail to perform or observe any covenant contained in Section 9.1(a)(i), Section 9.1(h), Section 9.1(l) or Section 9.2 on its part to be performed or observed or otherwise applicable to it; provided that, with respect to a breach of Section 9.2(a), Section 9.2(c) or Section 9.2(d)(i)(B), no Event of Default shall have occurred as a result thereof unless and until such failure shall have remained unremedied for 10 days after the earliest of:

(i)	written notice thereof given to the Borrowers by the Agent Bank;

(ii)	such time as Methanex, such Restricted Subsidiary or (during such Project Guarantee Period) such ProjectCo is aware of same; and

(iii)	such time as a reasonably responsible owner or operator of a similar asset or business would have become aware of same;

(f)

Cross Acceleration. Any event shall occur and shall continue after the applicable grace period (if any) specified in any agreement or instrument relating to any Debt of Methanex or any Restricted Subsidiary to any person or persons exceeding US$50 million (or the Equivalent Amount in other currencies), and either:

(i)	the creditor shall have declared the principal thereof to be due and payable; or

(ii)	such principal shall have become due and payable without the necessity of any action by such creditor;

(g)

Cross Default. Any event shall occur and shall continue after the applicable grace period (if any) specified in any agreement or instrument relating to any Debt of Methanex or any Restricted Subsidiary to any person or persons exceeding US$50 million as a result of which event the creditor shall be entitled to declare the principal thereof to be due and payable; without limiting the foregoing and for greater certainty, the foregoing shall include a default in the payment by Methanex of any amount exceeding US$50 million required to be paid by it under a Project Guarantee;

(h)	Voluntary Events of Bankruptcy. Subject to the last paragraph of this Section 10.1, Methanex or any Restricted Subsidiary shall:

(i)

apply for or consent to the appointment of, or the taking of possession by, a receiver or receiver/manager, custodian, administrator, trustee, liquidator or other similar official for itself or for all or any part of its assets;

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(ii)	generally not pay its debts as such debts become due or admit in writing its inability to pay its debts generally, or declare any general moratorium on its indebtedness;

(iii)

commit an act of bankruptcy, or make a general assignment for the benefit of creditors or a proposal under the Bankruptcy Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or a similar Law of any applicable jurisdiction;

(iv)

institute any proceeding seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, dissolution, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any statute, rule or regulation relating to bankruptcy, insolvency, reorganization, relief or protection of debtors or at common law or in equity; or

(v)	take any corporate action to authorize any of the actions described in this Section 10.1(h);

(i)	Involuntary Events of Bankruptcy. Subject to the last paragraph of this Section 10.1, any proceeding against Methanex or any Restricted Subsidiary:

(i)	has adjudicated it a bankrupt or insolvent;

(ii)

has resulted in the liquidation, dissolution, winding-up, reorganization, arrangement, protection or relief or composition of it or its debts under any statute, rule or regulation relating to bankruptcy, insolvency, reorganization, relief or protection of debtors, or at common law or in equity; or

(iii)

has resulted in the appointment of a receiver or receiver/manager for it or any material, in the opinion of the Lenders, part of its assets, and such appointment has not been stayed or discharged by it within ten Business Days from the date made;

(j)

Execution. Subject to the last paragraph of this Section 10.1, all or any material, in the opinion of the Lenders, part of the assets of Methanex or any Restricted Subsidiary are attached, executed, sequestered or distrained upon or become subject to any order of a court or other process and such attachment, execution, sequestration, distraint, order or process:

(i)	relates to claims in the aggregate in excess of US$50 million (or the Equivalent Amount in other currencies); and

(ii)

Methanex or such Restricted Subsidiary, as the case may be, shall not discharge the same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof, or deposit with the Agent

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Bank cash collateral or other security satisfactory to the Lenders in the amount of the claim, within 30 days from the date of entry thereof;

(k)

Judgments. Subject to the last paragraph of this Section 10.1, judgment for the payment of money in the aggregate in excess of US$50 million (or the Equivalent Amount in other currencies) shall be rendered by a court of competent jurisdiction against Methanex or any Restricted Subsidiary, and Methanex or such Restricted Subsidiary, as the case may be, shall not discharge the same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof, or deposit with the Agent Bank cash collateral or other security satisfactory to the Lenders in the amount of the claim, within 30 days from the date of entry thereof;

(l)

Illegality. Subject to the last paragraph of this Section 10.1, any Credit Facility Document, or any Lien granted thereunder, shall (except in accordance with its terms), in whole or in material part, terminate, cease to be effective or cease to be the legally valid, binding and enforceable obligation of the Borrowers; either Borrower shall, directly or indirectly, contest in any manner such effectiveness, validity, binding nature or enforceability; provided that, if such termination or cessation is capable of being remedied, no Event of Default shall have occurred as a result thereof unless and until such termination or cessation shall have remained unremedied for 30 days after the earlier of:

(i)	written notice thereof given to the Borrowers by the Agent Bank; and

(ii)	such time as the Borrowers are aware of same;

(m)	Material Adverse Effect. An event has occurred or circumstances exist that have a Material Adverse Effect;

(n)	Change of Control. A Change of Control Event shall occur;

THEN, and in any such event, except as provided in the next following sentence, the Agent Bank (subject to the last paragraph of this Section 10.1):

(o)

in the case of an Event of Default under Section 10.1(a) or Section 10.1(b), may, and shall at the request of the Majority Facility Lenders under the Revolving Facility (if such Event of Default is under the Revolving Facility) or the Majority Facility Lenders under Term Loan A (if such Event of Default is under Term Loan A), by notice to the relevant Borrower(s) cancel all obligations of the Revolving Lenders (or, as applicable, the Term Lenders) in respect of their Commitments (whereupon no further Accommodations may be made under the Revolving Facility (or, as applicable, Term Loan A) and any Notice given with respect to an Accommodation under the Revolving Facility (or, as applicable, Term Loan A) occurring on or after the date of such notice or request shall cease to have effect); provided that, in the event that the Majority Facility Lenders under the Revolving Facility request the Agent Bank to send the notice contemplated by this paragraph (a), then the Term

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Lenders may likewise request that such a notice be given in respect of Term Loan A, and vice versa;

(p)

in the case of any other Event of Default, may, and shall at the request of the Majority Lenders, by notice to the Borrowers cancel all obligations of the Lenders in respect of the Commitments (whereupon no further Accommodations may be made and any Notice given with respect to an Accommodation occurring on or after the date of such notice or request shall cease to have effect); and

(q)

may, and shall at the request of the Majority Lenders, by notice to the Borrowers declare the Obligations to be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrowers;

provided that, for greater certainty, the occurrence of an Event of Default in respect of one Tranche shall constitute an Event of Default under all other Tranches, irrespective of whether the same or another Event of Default shall have occurred under such other Tranches.

If any Event of Default specified in Section 10.1(h) or Section 10.1(i) shall occur, then all obligations of the Lenders in respect of the Commitments shall be automatically cancelled and the Obligations shall be forthwith due and payable, all as if the request and notice specified in each of the foregoing items (o), (p) and (q) had been given by the Agent Bank.

Upon the occurrence of an Event of Default and acceleration of the Obligations, the Agent Bank may, and shall at the request of the Majority Lenders (or, if the Majority Facility Lenders under the Revolving Facility or under Term Loan A alone requested an action be taken under paragraph (o), then the Majority Facility Lenders under the Revolving Facility or Term Loan A, as applicable), commence such legal action or proceedings as it may deem expedient, all without any additional notice, presentation, demand, protest, notice of dishonour, or any other action, notice of all of which the Borrowers hereby expressly waive. The rights and remedies of the Agent Bank and the Lenders hereunder are cumulative and are in addition to and not in substitution for any other rights or remedies provided by Law; provided that nothing herein contained shall permit any Lender to take any steps which, pursuant to this agreement, may only be undertaken by or with the consent of all Lenders, all Revolving Lenders, all Term Lenders, the Majority Lenders or the relevant Majority Facility Lenders, as the case may be.

An Event of Default shall not take place under the foregoing paragraphs (h), (i), (j), (k) or (l) by virtue of an event or circumstance pertaining to a Restricted Subsidiary (other than the US Borrower) as long as the assets of such Restricted Subsidiary (when added to the assets of all other Restricted Subsidiaries in respect of which the provisions of this paragraph shall have applied) shall not exceed 5% of the consolidated total assets of Methanex and the Restricted Subsidiaries as at the Closing Date.

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Section 10.2 Right of Set off.

Each Lender is hereby authorized by each Borrower at any time and from time to time to the fullest extent permitted by Law to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other Debt at any time owing to or for the credit or the account of such Borrower against any and all of the Obligations then due and payable by such Borrower hereunder and unpaid, and without limitation the Agent Bank may debit any account of such Borrower for any such Obligations, whether owed to the Agent Bank in its capacity as Agent Bank or Lender or owed to other Lenders. The Agent Bank and each Lender shall promptly notify the Borrowers and each other Lender after any such set off and application made by it; provided that the failure to give such notice shall not affect the validity of such set off and application. The rights of the Agent Bank and the Lenders under this Section 10.2 are in addition to all other rights and remedies (including other rights of set off) which the Agent Bank and the Lenders may have.

Section 10.3 Currency Conversion After Maturity.

At any time following the occurrence of an Event of Default and the acceleration of the maturity of the Obligations, each Lender shall be entitled to convert, with two Business Days’ prior notice to the Borrowers, its unpaid and outstanding Canadian Dollar Advances or any of them to US Base Rate Advances. Any such conversion shall be calculated so that the resulting US Base Rate Advances shall be the Equivalent Amount in US Dollars on the date of conversion of the amount of Canadian Dollars so converted. Any accrued and unpaid interest denominated in Canadian Dollars at the time of any such conversion shall be similarly converted to US Dollars, and such US Base Rate Advances and accrued and unpaid interest thereon shall thereafter bear interest in accordance with article 3.

ARTICLE 11

THE AGENT BANK AND THE LENDERS

Section 11.1 Authorization and Action.

Each Lender hereby appoints and authorizes the Agent Bank to take such action as Agent Bank on its behalf and to exercise such powers under this agreement and the other Credit Facility Documents as are delegated to the Agent Bank by the terms hereof and thereof, together with such powers as are reasonably incidental thereto. As to any matters not expressly provided for by this agreement or such other Credit Facility Documents, the Agent Bank shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully indemnified and protected in so acting or refraining from acting) upon the instructions of the Majority Lenders (or, as otherwise expressly contemplated in this agreement, the Majority Facility Lenders under the relevant Credit Facility) and such instructions shall be binding upon all Lenders; provided that the Agent Bank shall not be required to take any action which exposes the Agent Bank to personal liability or which is contrary to this agreement or such other Credit Facility Documents or applicable Law.

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Section 11.2 Duties and Obligations.

The duties and obligations of the Agent Bank hereunder shall be mechanical and administrative in nature, and the Agent Bank shall not have by reason of this agreement or any other Credit Facility Document any fiduciary relationship or duty with or to any Lender.

Neither the Agent Bank nor any of its directors, officers, agents or employees shall be liable to any Lender for any action taken or omitted to be taken by it or them under or in connection with this agreement or any other Credit Facility Document except for its or their own gross negligence or wilful misconduct. Without limiting the generality of the foregoing, the Agent Bank:

(a)

may treat any Lender as the payee of amounts attributable to such Lender’s Total Term Commitment and Revolving Commitment, as applicable, unless and until the Agent Bank receives written notice of the assignment thereof signed by such Lender and the Agent Bank receives the written agreement of the assignee that such assignee is bound hereby as if it had been an original Lender party hereto, in each case in form satisfactory to the Agent Bank and otherwise in accordance with Section 12.10;

(b)

may consult with legal counsel (including counsel for Methanex), independent public accountants and other experts selected by it and shall not be liable to the Lenders for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts;

(c)

shall incur no liability under or in respect of this agreement or any other Credit Facility Document by acting upon any notice, consent, certificate or other instrument or writing (which may be by telegram, cable, facsimile or similar means of recorded communication) believed by it to be genuine and signed or sent by the proper party or parties or by acting upon any representation or warranty of a Borrower made or deemed to be made hereunder or thereunder;

(d)	may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary; and

(e)	may rely as to any matters of fact which might reasonably be expected to be within the knowledge of any person upon a certificate signed by or on behalf of such person.

Further, the Agent Bank:

(f)

does not make any warranty or representation to any Lender and shall not be responsible to any Lender for the accuracy or completeness of the documents, information or financial data made available to the Lenders in connection with the negotiation of this agreement, or for any statements, warranties or representations (whether written or oral) made in or in connection with this agreement or any other Credit Facility Document;

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(g)

shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this agreement or any other Credit Facility Document on the part of Methanex or any Restricted Subsidiary or to inspect the property (including the books and records) of Methanex or any Restricted Subsidiary; and

(h)	shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this agreement or any other Credit Facility Document.

Section 11.3 Agent Bank and Affiliates.

With respect to its Commitment and Accommodations made and to be made by it, the Agent Bank, which is also a Lender, shall have the same rights and powers under this agreement and every other Credit Facility Document as any other Lender and may exercise the same as though it were not the Agent Bank; and the terms “Lender” and “Lenders” shall, unless otherwise expressly indicated, include the Agent Bank in its capacity as Lender. Each Lender (including the Agent Bank) and its affiliates may accept deposits from, lend money to and generally engage in any kind of business with Methanex and its affiliates, or any corporation or other entity owned or controlled by such persons, and any person which may do business with such persons, all as if it were not a party hereto and without any duty to account therefor to any Lender; provided that nothing in this Section 11.3 shall affect in any manner whatsoever any covenant or other obligation on the part of Methanex or any Restricted Subsidiary to be observed or performed under this agreement or any other Credit Facility Document.

Section 11.4 Lender Credit Decision.

It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of Methanex and its affiliates. Accordingly, each Lender confirms to the Agent Bank and each other Lender that it has not relied, and will not hereafter rely, on the Agent Bank or any other Lender:

(a)

to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by or on behalf of Methanex under or in connection with this agreement or any other Credit Facility Document or the transactions herein or therein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent Bank); or

(b)	to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of Methanex or any affiliate.

Each Lender acknowledges that a copy of this agreement has been made available to it for its review and that it is satisfied with the form and substance hereof.

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Section 11.5 Indemnifications.

Each Lender shall indemnify the Agent Bank, each affiliate thereof, and each director, officer, and employee of the Agent Bank and of each such affiliate (to the extent not reimbursed by the Borrowers), rateably with all other Lenders according to their respective Commitments, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent Bank or any such affiliate, director, officer or employee in any way relating to or arising out of this agreement or any other Credit Facility Document or any action taken or omitted by the Agent Bank or any such affiliate, director, officer or employee under this agreement or any other Credit Facility Document; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of an indemnitee. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent Bank and each such affiliate, director, officer or employee promptly upon demand for its share (determined rateably as aforesaid) of any out-of-pocket expenses (including counsel fees) incurred by the indemnitee in connection with the preservation of any rights of the Agent Bank or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this agreement or any other Credit Facility Document, to the extent that the Agent Bank or such affiliate, director, officer or employee is not reimbursed for such expenses by the Borrowers.

Section 11.6 Successor Agent Bank.

The Agent Bank may, as hereinafter provided, resign at any time by giving written notice thereof to the Lenders and the Borrowers and may be removed at any time with cause by the Majority Lenders. Upon any such resignation or removal, the Lenders, after consultation with the Borrowers, shall have the right to appoint a successor Agent Bank, which shall be a Lender. If no successor Agent Bank shall have been so appointed by the Lenders and shall have accepted such appointment within 30 days after the retiring Agent Bank’s giving of notice of resignation or the Lenders’ removal of the retiring Agent Bank, then the retiring Agent Bank shall on behalf of the Lenders forthwith designate one of the Lenders the pro tem successor Agent Bank, and such designated Lender shall act as Agent Bank hereunder pending the appointment of its successor. Upon the acceptance of any appointment as Agent Bank hereunder by a successor Agent Bank, such successor Agent Bank shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent Bank, and the retiring Agent Bank shall be discharged from any further duties and obligations under this agreement. After any retiring Agent Bank’s resignation or removal hereunder as Agent Bank, the provisions of this article 11 shall enure to its benefit as to any actions taken or omitted to be taken by it while it was Agent Bank under this agreement.

Section 11.7 Sub-Agent Bank or Co-Agent Bank.

At any time or times, in order to comply with any legal requirement in any province, state or other jurisdiction, or to facilitate the taking by the Agent Bank of any action provided for in any Credit Facility Document, the Agent Bank may appoint one or more trust companies, chartered banks or other persons (any of whom may, but need not be, a Lender) to act either

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as co-agent or sub-agent, jointly with the Agent Bank or as a separate agent or agents on behalf of the Lenders, with such powers and authorities as the Agent Bank deems necessary for the effective operation of the provisions of any Credit Facility Document. In the discretion of the Agent Bank, any instrument or agreement appointing any such co-agent or sub-agent may include provisions for the protection of such co-agent or sub-agent similar to but no broader than the provisions of this article 11. Upon the appointment of any such co-agent or sub-agent by the Agent Bank, all references in this agreement and in all other Credit Facility Documents to the Agent Bank shall thereafter be construed as references to such co agent or sub-agent to the extent necessary in order to give effect to its powers, authorities and obligations.

Section 11.8 Erroneous Payments.

(1)

If the Agent Bank notifies a Lender, or any person who has received funds on behalf of a Lender (any such Lender or other recipient, a “Payment Recipient”) that the Agent Bank has determined in its sole reasonable discretion that any funds received by such Payment Recipient from the Agent Bank or any of its affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Payment Recipient) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Agent Bank and shall be segregated by the Payment Recipient and held in trust for the benefit of the Agent Bank, and such Payment Recipient shall promptly, but in no event later than two Business Days thereafter, return to the Agent Bank, in same day funds (in the currency so received), the amount of any such Erroneous Payment (or portion thereof), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Agent Bank at the greater of the Federal Funds Effective Rate and a rate determined by the Agent Bank in accordance with prevailing banking industry rules on interbank compensation from time to time in effect. To the extent permitted by applicable Law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Agent Bank for the return of any Erroneous Payment received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine. A notice of the Agent Bank to any Payment Recipient under this Section 11.8(1) shall be conclusive, absent manifest error.

(2)

Without limiting immediately preceding Section 11.8(1), each Payment Recipient hereby further agrees that if it receives an Erroneous Payment from the Agent Bank (or any of its affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by the Agent Bank (or any of its affiliates) with respect to such Erroneous Payment (the “Payment Notice”), or (y) that was not preceded or accompanied by a Payment Notice sent by the Agent Bank (or any of its affiliates), then said Payment Recipient shall be on notice, in each case, that

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an error has been made with respect to such Erroneous Payment. Each Payment Recipient agrees that, in each such case, or if it otherwise becomes aware an Erroneous Payment (or portion thereof) may have been sent in error, such Payment Recipient shall promptly notify the Agent Bank of such occurrence and, upon demand from the Agent Bank, it shall promptly, but in no event later than two Business Days thereafter, return to the Agent Bank the amount of any such Erroneous Payment (or portion thereof) in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Agent Bank at the greater of the Federal Funds Effective Rate and a rate determined by the Agent Bank in accordance with prevailing banking industry rules on interbank compensation from time to time in effect.

(3)

Each Payment Recipient hereby authorizes the Agent Bank to set off, net and apply any and all amounts at any time owing to such Payment Recipient under any Credit Facility Document, or otherwise payable or distributable by the Agent Bank to such Payment Recipient from any source, against any amount due to the Agent Bank under Section 11.8(1) or Section 11.8(2) or under the indemnification provisions of this agreement.

(4)

In the event that an Erroneous Payment (or portion thereof) is not recovered by the Agent Bank for any reason, after demand therefor by the Agent Bank (such unrecovered amount, an “Erroneous Payment Return Deficiency”), the Borrowers hereby agree that (x) the Agent Bank shall be subrogated to all the rights of such Payment Recipient with respect to such amount (including, without limitation, the right to sell and assign the Advances (or any portion thereof), which were subject to the Erroneous Payment Return Deficiency) and (y) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the relevant Borrower, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is (i) comprised of funds received by the Agent Bank from such Borrower or otherwise received for the purpose of reducing the Obligations outstanding under this agreement, or (ii) the proceeds of realization from the enforcement of one or more of the Credit Facility Documents against or in respect of such Borrower, in each case for the purpose of making such Erroneous Payment. For the avoidance of doubt, no assignment of an Erroneous Payment Return Deficiency will reduce the Commitments of any Payment Recipient and such Commitments shall remain available in accordance with the terms of this agreement. In addition, each party hereto agrees that, except to the extent that the Agent Bank has sold an Advance (or portion thereof) acquired pursuant to the assignment of an Erroneous Payment Return Deficiency, and irrespective of whether the Agent Bank may be equitably subrogated, the Agent Bank shall be contractually subrogated to all the rights and interests of the applicable Payment Recipient under the Credit Facility Documents with respect to each Erroneous Payment Return Deficiency.

(5)

Each party’s obligations, agreements and waivers under this Section 11.8 shall survive the resignation or replacement of the Agent Bank, any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Commitments and/or the

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repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Credit Facility Document.

ARTICLE 12

MISCELLANEOUS

Section 12.1 Sharing of Payments; Records.

(1)	Sharing. If:

(a)

any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set off pursuant to Section 10.2 or at law or equity, or otherwise) on account of any Accommodation made by it (other than Increased Costs paid to it) in excess of its rateable share of payments on account of such Accommodation; or

(b)

any Lender shall at the time of acceleration of the Obligations under a Credit Facility have outstanding Obligations under such Credit Facility which are less than its rateable share of all outstanding Obligations under such Credit Facility;

then such Lender shall forthwith purchase from the other Lenders under such Credit Facility such participations in the Accommodations under such Credit Facility made by such other Lenders as shall be necessary to cause such purchasing Lender to share the excess payment or be owed the outstanding Obligations under such Credit Facility rateably with such other Lenders. For this purpose, a Lender’s rateable share shall be calculated after giving effect to Section 2.1(5)(c), Section 2.11 and the last paragraph of Section 5.1. For greater certainty, the provisions of this Section 12.1 shall not apply to payments received by a Lender on account of any other credit facility made available to Methanex or its Subsidiaries.

In the case of item (a), if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, such purchase from each other Lender shall be rescinded and each Lender shall repay to the purchasing Lender the purchase price to the extent of such recovery together with an amount equal to such other Lender’s rateable share (according to the proportion that the amount such other Lender’s required repayment bears to the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered.

Any Lender purchasing a participation from another Lender pursuant to this Section 12.1 may, to the fullest extent permitted by Law, exercise all its rights of payment (including the right of set off) with respect to such participation as fully as if such Lender were a direct creditor of the relevant Borrower in the amount of such participation.

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(2)

Records. The unpaid amounts of the Accommodations, the unpaid interest accrued thereon, the interest rate or rates applicable to any unpaid principal amounts, the duration of such application, the date of acceptance or issue, Face Amount and maturity of all Letters of Credit and the Commitments shall at all times be ascertained from the records of the Agent Bank, which shall be conclusive absent demonstrated error.

Section 12.2 Amendments, etc.

(1)

Amendments - General. Subject to Section 12.2(2) to Section 12.2(6), inclusive, no amendment or waiver of any provision of this agreement or of any other Credit Facility Document, nor any consent to any departure by Methanex or any Restricted Subsidiary herefrom or therefrom, shall in any event be effective unless the same shall be in writing and signed by the Majority Lenders, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

(2)

Amendments - Unanimous. Subject to Section 12.2(3) and Section 12.2(4), no amendment, waiver or consent in respect of the Revolving Facility, Term Loan A or the Credit Facilities in their entirety shall, unless in writing and signed by all the Lenders:

(a)	waive any of the conditions specified in article 6 in respect of the Credit Facilities (or, as the case may be, the Revolving Facility or Term Loan A);

(b)	increase the Commitment of any Lender (or, as the case may be, Revolving Lender or Term Lender) or subject any Lender to any additional obligation;

(c)

subject to Section 12.2(6), reduce or forgive the principal of, or reduce the amount or rate of or forgive any interest on, the Accommodations under, as the case may be, the Revolving Facility or Term Loan A or any fees hereunder;

(d)

subject to Section 12.2(6), postpone any date fixed for any payment of principal of, or interest on, the Accommodations under, as the case may be, the Revolving Facility or Term Loan A or any fees hereunder or the date of any expiration of any Commitment;

(e)

change (A) the percentage of the Commitments, (B) the aggregate unpaid principal amount of the Accommodations or (C) the number of Lenders required for the Lenders or any of them to take any action hereunder, or otherwise change the definition of Majority Lenders or Majority Facility Lenders;

(f)	amend Section 2.4(4) or Section 12.1 or any other provision of this agreement that relates to the pro rata treatment of the Lenders hereunder;

(g)	amend this Section 12.2;

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(h)

(subject to this Section becoming effective in accordance with Section 2.1(8)(g)) release the Medicine Hat Security or any Acceptable Replacement Security other than a release effected in accordance with the provisions of Section 2.1(8)(f) or Section 2.1(8)(h);

(i)	[not used]; or

(j)

any amendment, waiver or consent, the effect of which is that the Revolving Lenders or (as the case may be, Term Lenders) ceases to have the benefit of the Credit Facility Documents on a pari passu basis with all other Lenders, or a Borrower’s obligation to make payments to the Revolving Lenders or (as the case may be, Term Lenders) are no longer on a pari passu basis with all other Lenders.

(3)

Facility Vote – Revolving Facility. An amendment, waiver or consent that affects the rights or interests of the Revolving Lenders under the Revolving Facility in a manner or to an extent that is materially different than the rights or interest of the Term Lenders under Term Loan A shall be required to be approved by the Majority Facility Lenders under the Revolving Facility or, in the case of Section 12.2(2), all of the Revolving Lenders.

(4)

Facility Vote – Term Loan A. An amendment, waiver or consent that affects the rights or interests of the Term Lenders under Term Loan A in a manner or to an extent that is materially different than the rights or interest of the Revolving Lenders under the Revolving Facility shall be required to be approved by the Majority Facility Lenders under Term Loan A or, in the case of Section 12.2(2), all of the Term Lenders.

(5)

Amendments – Agent Bank. No amendment, waiver or consent shall, unless in writing and signed by the Agent Bank in addition to the Majority Lenders, affect the rights or duties of the Agent Bank under any Credit Facility Document.

(6)

Benchmark Replacement Conforming Changes. The Agent Bank and the Borrowers may, without the consent of any Lender, enter into amendments or modifications to this agreement or any of the other Credit Facility Documents or to enter into additional Credit Facility Documents as the Agent Bank deems appropriate in order to implement any SOFR Benchmark Replacement or Canadian Benchmark Replacement or any Conforming Change in connection therewith or otherwise effectuate the terms of Section 3.5 or Section 3.6 in accordance with the terms thereof.

Section 12.3 Notices, etc.

(1)

Notices. Any and all notices or other communications required or permitted pursuant to this agreement shall be in writing and shall be personally delivered by courier, telecopy or other electronic means to the addressee at the address referred to below, in which case such notice or other communication shall conclusively be deemed to have been given to the addressee thereof on the day upon which it was delivered or received by telecopy or other electronic means if delivered or received prior to the relevant

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time on such day (or on the next Business Day if received after the relevant time or if received on a day that is not a Business Day). For this purpose, the “relevant time” shall be 10:00 am (local time) in the case of a Notice, and 3:00 pm (local time) in all other cases. The addresses referred to above for the Borrowers and the Agent Bank are as follows, and in respect of the Lenders as set forth in schedule 1 annexed hereto:

for Methanex:

Methanex Corporation

Suite 1800, 200 Burrard Street

Vancouver, B.C.

V6C 3M1

Attention: Chief Financial Officer

Telecopy No.

Email:

with a copy to Attention: General Counsel

Telecopy No.

Email:

for the US Borrower:

c/o Methanex Corporation

Suite 1800, 200 Burrard Street

Vancouver, B.C.

V6C 3M1

Attention: Chief Financial Officer

Telecopy No.

Email:

with a copy to Attention: General Counsel

Telecopy No.

Email:

for the Agent Bank:

Royal Bank of Canada

155 Wellington Street West - 8th Floor

Toronto, Ontario

M5V 3K7

Attention: Manager, Agency Services

Telecopy No.

Email:

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(2)

Change. Each party may change its address for service by written notice, given in the manner provided above, to the other parties and such change shall be effective upon the date the notice shall be deemed to be received.

(3)

Deliveries. All deliveries of financial statements and other documents to be made by a Borrower to the Lenders hereunder shall be made by making delivery of such financial statements and documents to the Agent Bank (in sufficient copies for each Lender) to the address in Section 12.3(1) or to such other address as the Agent Bank may from time to time notify to the Borrowers. All such deliveries shall be effective only upon actual receipt.

Section 12.4 No Waiver; Remedies.

No failure on the part of the Agent Bank or any of the Lenders to exercise, and no delay in exercising, any right under any Credit Facility Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right under any Credit Facility Document preclude any other or further exercise thereof or the exercise of any other right. The remedies herein and therein provided are cumulative and not exclusive of any remedies provided by Law.

Section 12.5 Expenses.

The Borrowers shall pay to the Agent Bank, on its own account and on behalf of the Lenders, all reasonable costs and expenses (including all reasonable legal fees and disbursements on a solicitor and his own client basis) incurred:

(a)	by the Agent Bank in connection with this agreement, the other Credit Facility Documents and the Credit Facilities, including:

(i)

the negotiation, preparation, printing, execution, delivery and interpretation, both prior and subsequent to the Closing Date, of this agreement and any other Credit Facility Document (in this Section 12.5, collectively, the “Documents”);

(ii)	the performance by the Agent Bank of its obligations and duties under any Document;

(iii)	the fees and expenses of engineering, environmental consulting and other expert or professional services, and necessary on-site inspections by the Agent Bank or its representatives;

(iv)	advice of counsel with respect to the administration of or other matters relating to the Credit Facilities, any Document or any transaction contemplated thereunder;

(v)

the enforcement of any Document or the enforcement or preservation of rights under and the refinancing, renegotiation or restructuring (including negotiation of any so-called “workout” or similar transaction) of the Credit Facilities under this agreement or any other

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Document or the bringing of any action, suit or proceeding with respect to the enforcement of any Document or any such right or seeking any remedy which may be available to the Agent Bank or the Lenders at law or in equity; and

(vi)	any amendments, waivers or consents requested by or in respect of Methanex or any Restricted Subsidiary pursuant to the provisions hereof or any other Document;

but without duplication to any fees payable by the Borrowers to the Agent Bank under the fee confirmation contemplated by Section 2.6; and

(b)	by each of the Lenders in connection with:

(i)

the enforcement of any Document or the enforcement or preservation of rights under and the refinancing, renegotiation or restructuring (including negotiation of any so-called “workout” or similar transaction) of the Credit Facilities under this agreement or any other Document or the bringing of any action, suit or proceeding with respect to the enforcement of any Document or any such right or seeking any remedy which may be available to the Lenders at law or in equity; and

(ii)	any amendments, waivers or consents requested by or in respect of Methanex or any Restricted Subsidiary pursuant to the provisions hereof or any other Document.

In addition, the Borrowers shall pay any present or future stamp, documentary or other like duties and Taxes or any other excise or property Taxes, charges or similar levies which arise from any payment made under any Credit Facility Document or from the execution, delivery or registration of, or otherwise in respect to, any Credit Facility Document and shall indemnify and save the Agent Bank and the Lenders harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omission to pay such duties or Taxes. The obligations of the Borrowers under this Section 12.5 shall survive the payment and performance of the Obligations.

Section 12.6 Increased Costs.

If:

(a)	the enactment or amendment of any Law or any change in the interpretation or application thereof by any Official Body; or

(b)

compliance by any Lender with any directive, request or requirement (whether or not having the force of Law) of any Official Body (including the Bank for International Settlements’ Paper on Capital Convergence, as implemented in Canada by the Office of the Superintendent of Financial Institutions’ Release dated August 19, 1988 and any further or other document (including successor documents such as Basel III), and the Dodd-Frank Wall

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Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith);

shall have the effect of:

(c)

increasing the cost to such Lender of performing its obligations under this agreement or in respect of any Accommodation, including the costs of maintaining any capital, reserve, liquidity or special deposit requirements with respect to this agreement or any Accommodation or with respect to its obligations hereunder or thereunder;

(d)

requiring such Lender to maintain or allocate any capital (including a requirement affecting such Lender’s allocation of capital to its obligations) or additional capital in respect of its obligations under this agreement or in respect of any Accommodation or otherwise reducing the effective return to such Lender under this agreement or in respect of any Accommodation or on its total capital as a result of entering into this agreement or making any Accommodation;

(e)

reducing any amount payable to it by or in an amount it deems material (other than a reduction resulting from a higher rate of income Tax or other special Tax relating to such Lender’s income in general); or

(f)

causing such Lender to make any payment or to forgo any return on or calculated by reference to any amount received or receivable by such Lender under this agreement or in respect of any Accommodation;

such Lender may give notice to the Borrowers (copy to the Agent Bank) specifying the nature of the event giving rise to such additional cost, reduction, payment or forgone return and the relevant Borrower shall promptly pay such amounts as such Lender may specify to be necessary to compensate it for any such additional cost, reduction, payment or forgone return. A certificate setting out, in reasonable detail, the amount of any such additional cost, reduction, payment or forgone return, submitted in good faith by such Lender to the Borrowers, shall be conclusive and binding for all purposes absent demonstrated error. The obligations of the Borrowers under this Section 12.6 shall survive the payment and performance of the Obligations.

Section 12.7 Indemnification.

(1)

Matching Funds. The relevant Borrower shall promptly pay to each relevant Lender any amounts required to compensate such Lender for any breakage or similar cost, loss, cost of redeploying funds or other cost or expense suffered or incurred by such Lender as a result of:

(a)

any payment being made by such Borrower in respect of a SOFR Advance or a CORRA Advance (due to acceleration hereunder or a mandatory repayment or prepayment of principal or for any other reason) on a day other than the last day of an Interest Period or the maturity date applicable thereto;

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(b)	such Borrower’s failure to give Notice in the manner and at the times required hereunder; or

(c)	the failure of such Borrower to accept an Accommodation after delivery of a Notice in the manner and at the time specified in such Notice.

A certificate of each Lender submitted to the Borrowers (copy to the Agent Bank) as to the amount necessary to so compensate such Lender shall be conclusive evidence, absent demonstrated error, of the amount due from the relevant Borrower to such Lender.

(2)

General. The Borrowers agree to indemnify the Agent Bank, the Lenders and their respective affiliates, and the directors, officers and employees of each of them, from and against any and all losses (excluding loss of profits or any other special, indirect or consequential losses or damages), damages, liabilities, expenses and costs (including the reasonable fees, charges and expenses of external counsel on full indemnity basis) (each, a “Loss”) which may be paid, suffered or incurred by the indemnitees or any of them, in connection with any claim, litigation, investigation or proceeding brought or asserted by a third party by reason of any failure by Methanex or any Restricted Subsidiary to fulfil its obligations or obligations otherwise applicable to it hereunder or under any other Credit Facility Document; provided that the indemnity in this Section 12.7(2) will not, as to any indemnitee, apply to any Loss or related expenses to the extent that they result from the wilful misconduct or gross negligence of such indemnitee. For the purpose of this Section 12.7(2), “third party” means any person or entity other than an indemnitee.

(3)	Survival. The obligations of the Borrowers under this Section 12.7 shall survive the payment and performance of the Obligations.

Section 12.8 Judgment Currency.

(1)

Exchange Rate. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder to the Agent Bank or any Lender in one currency (in this Section 12.8, the “Original Currency”) into another currency (in this Section 12.8, the “Judgment Currency”), the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Agent Bank or such Lender could purchase the Original Currency with the Judgment Currency on the Business Day preceding that on which final judgment is paid or satisfied.

(2)

Obligation. The obligations of a Borrower in respect of any sum due in the Original Currency from it to the Agent Bank or any Lender under any Credit Facility Document shall, notwithstanding any judgment in any Judgment Currency, be discharged only to the extent that, on the Business Day following receipt by the Agent Bank or such Lender of any sum adjudged to be so due in such Judgment Currency, such Lender may in accordance with normal banking procedures purchase the Original Currency with such Judgment Currency. If the amount of the Original Currency so purchased is less than the sum originally due to the Agent Bank or such Lender in the Original Currency, the relevant Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Agent Bank or such Lender against such loss and, if the amount of the Original

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Currency so purchased exceeds the sum originally due to the Agent Bank or such Lender in the Original Currency, the Agent Bank or such Lender agrees to remit such excess to such Borrower.

(3)	Survival. The obligations of the Borrowers under this Section 12.8 shall survive the payment and performance of the Obligations.

Section 12.9 Governing Law.

(1)	Governing Law. This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

(2)

Submission to Jurisdiction. Each party hereby irrevocably submits to the jurisdiction of the courts of British Columbia in any action or proceeding arising out of or relating to this agreement and hereby irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such courts. Each party hereby irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding. When a name and address is so indicated opposite a party on the signature pages hereof, such party (except in the case of EDC) hereby irrevocably appoints the person of such name (in this Section 12.9(2), its “Process Agent”) as its agent to receive on behalf of such party and its property service of copies of the summons and complaint and any other process which may be served in any such action or proceeding. Such service may be made by delivering a copy of such process to the party (except in the case of EDC) in care of its Process Agent at such Process Agent’s address so indicated, and such party (except in the case of EDC) hereby irrevocably authorizes and directs its Process Agent to accept such service on its behalf. As an alternative method of service, each party (except in the case of EDC) also irrevocably consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process to it at its address referred to in Section 12.3 or at such other address as it may direct in accordance with Section 12.3. Each party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(3)

Non-Exclusive. Nothing in this Section 12.9 shall affect the right of any party to serve legal process in any other manner permitted by Law or affect the right of a party to bring any action or proceeding against another party or its property in the courts of other jurisdictions.

(4)	Trial by Jury. The Borrower, to the fullest extent permitted by Law, hereby waives its rights to a trial by jury.

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Section 12.10 Successors and Assigns.

(1)

Effectiveness. This agreement shall become effective on the Effective Date (in the case of the Effective Date Amendments) or the Closing Date (in the case of the Closing Date Amendments), as set forth in Section 1.11, and shall be binding upon and enure to the benefit of each party hereto, its successors and permitted assigns.

(2)

Borrowers not to Assign. Neither Borrower shall have the right to assign its rights or obligations hereunder or any interest herein without the prior consent of all the Lenders, which consent may be arbitrarily withheld.

(3)	Participations; Assignments. A Lender may:

(a)	grant participations in all or any part of a Credit Facility to one or more persons (each a “Participant”); or

(b)

assign all or any part of its interest in a Credit Facility to one or more persons (each an “Assignee”) and, to the extent of any such assignment (unless otherwise stated therein), the assignee shall have the same rights and benefits hereunder and under the other Credit Facility Documents as it would have if it were a Lender hereunder;

provided that:

(c)	no such Participant or Assignee shall be entitled to receive any greater payment, on a cumulative basis, than the relevant Lender would have been entitled to receive;

(d)	any assignment shall require the prior written consent of:

(i)	the Agent Bank; and

(ii)	(unless a Default or an Event of Default has occurred and is continuing) the Borrowers;

which consent shall not be unreasonably withheld; provided that, if the consent of the Borrowers is required under this paragraph (d), the fact that the proposed assignee has a credit rating below A- by S&P or equivalent by Moody’s shall constitute reasonable grounds for the Borrowers to withhold their consent;

(e)	each assignment and grant of a participation shall (unless a Lender’s entire Commitment is being assigned or made subject to a participation) be in a minimum amount of US$5 million;

(f)	following any partial assignment hereunder, the assignor Lender shall continue to hold aggregate Commitments of at least US$5 million; and

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(g)	an assignment fee of US shall be payable by the assignor Lender to the Agent Bank (except where the Assignee is an affiliate of the assignor Lender);

provided that no consent shall be required under paragraph (d) above in the event that the Assignee is:

(h)	a Lender;

(i)	an affiliate of the assignor Lender; or

(j)	a person (other than a natural person) that:

(i)	is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business; and

(ii)	is administered or managed by (a) the assignor Lender, (b) an affiliate of the assignor Lender or (c) an entity or an affiliate of an entity that administers or manages the assignor Lender;

and any Lender may pledge (without the consent of either Borrower or the Agent Bank) all or any portion of its Advances and the other Obligations owed by or to such Lender, to secure obligations of such Lender including to any Federal Reserve Bank as collateral security pursuant to Regulation A of the Board of Governors and any operating circular issued by such Federal Reserve Bank; provided that no Lender, as between either Borrower and such Lender, shall be relieved of any of its obligations hereunder as a result of any such assignment and pledge.

(4)

Financial Information. A Lender may deliver a copy of any financial statement or any other information relating to the business, assets or condition (financial or otherwise) of Methanex or its affiliates which may be furnished to it under this agreement or otherwise to:

(a)	any Participant or Assignee;

(b)	any prospective Participant or Assignee; and

(c)	to any actual or prospective counterparty (or its advisors) to any securitization, swap or derivative transaction relating to Methanex, any subsidiary of Methanex, and the Obligations;

in each case to the extent reasonably required by such Participant, Assignee, counterparty or advisors in connection with an interest or the proposed acquisition of an interest in a Credit Facility or such securitization, swap or derivative transaction, subject to compliance by such Lender with Section 12.13.

(5)

Certificates, etc. Without limitation of its obligations hereunder, Methanex shall, at its sole cost and expense, give such certificates, acknowledgments and further assurances in respect of this agreement and the Credit Facilities as a Lender may reasonably

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require in connection with any participation or assignment pursuant to this Section 12.10.

(6)

Lender to Act. Prior to the occurrence of a Default or an Event of Default, the relevant Lender shall act on behalf of all of its Participants in all dealings with the Borrowers in respect of the Credit Facilities.

(7)

Assumption. In order to effect an assignment contemplated by Section 12.10(3)(b), the relevant Lender shall deliver to the Borrowers an agreement by which the Assignee assumes the obligations and agrees to be bound by all the terms and conditions of this agreement, all as if such Assignee had been an original party hereto. Upon any such assignment and such assumption of the obligations of such Lender by such Assignee, such Lender and the Borrowers shall be mutually released from their respective obligations hereunder to the extent of such assignment and assumption and shall thenceforth have no liability or obligations to each other to such extent, except in respect of actions taken or matters which have arisen prior to such assignment.

Section 12.11 Taxes, Costs, Etc.

(1)

Gross-Up. Subject to any contemporaneous or future agreement with a particular Lender relieving a Borrower from its obligations under this Section 12.11 in respect of such Lender, any and all payments by a Borrower under this agreement or any other Credit Facility Document shall be made free and clear of and without deduction or withholding for Taxes unless such Taxes are required by Law to be deducted or withheld. If a Borrower shall be required by Law to deduct or withhold any Taxes from or in respect of any sum payable hereunder or thereunder:

(a)

the sum payable shall be increased as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional amounts paid under this Section) the relevant Lender receives an amount equal to the sum it would have received if no deduction or withholding had been made;

(b)	such Borrower shall make such deductions or withholdings; and

(c)	such Borrower shall pay the full amount deducted or withheld to the relevant Taxation or other authority in accordance with applicable Law.

(2)

Pay Taxes. Each Borrower shall pay all Taxes which arise from any payment made by it hereunder or under any other Credit Facility Document or from the execution, delivery or registration of, or otherwise with respect to, this agreement or such other Credit Facility Document.

(3)

Indemnity. Each Borrower shall indemnify and save harmless each relevant Lender for the full amount of Taxes (including any Taxes imposed by any jurisdiction on amounts payable under this Section) paid by such Lender and any liability (including penalties, interest and expense) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted. Payment under this indemnification shall be made within 30 days from the date the Lender makes written demand

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therefor. A certificate as to the amount of such Taxes submitted by the Lender to the relevant Borrower (copy to the Agent Bank) shall be conclusive evidence, absent demonstrated error, of the amount due from such Borrower to such Lender.

(4)

Evidence of Payment. Within 30 days after the date of any payment of Taxes, the relevant Borrower will furnish to the relevant Lender the original or a certified copy of a receipt evidencing payment thereof. If no Taxes are payable in respect of any payment under this agreement or under any other Credit Facility Document, such Borrower will furnish to the relevant Lender a certificate from each appropriate taxing authority, or an opinion of counsel acceptable to such Lender, stating in either case that such payment is exempt from or not subject to any Taxes.

(5)

Survival. Without prejudice to the survival of any other agreement or obligation of the Borrowers hereunder or under any other Credit Facility Document, the obligations of the Borrowers under this Section 12.11 shall survive the payment in full of the Obligations.

(6)

Lenders. The Lenders shall endeavour to limit the incidence of any additional amounts payable under this Section 12.11, and the Borrowers shall thereafter not be obligated to pay any such amounts should the cause of same be rescinded, removed, repealed or withdrawn.

Section 12.12 Conflict.

In the event of a conflict between the provisions of this agreement and the provisions of any other Credit Facility Document before the occurrence of an Event of Default, the provisions of this agreement shall prevail, but nothing herein contained shall limit or restrict the rights or remedies of the Agent Bank or the Lenders hereunder or under any other Credit Facility Document after the occurrence and during the continuance of an Event of Default or in the absence of conflict.

Section 12.13 Confidentiality.

Information provided by the Borrowers hereunder will not be disclosed by any Lender or used by any Lender for any purpose other than evaluation, monitoring and review pursuant to this agreement; provided that such information may be disclosed:

(a)

as contemplated by Section 12.10(3) if such counterparty or advisor is advised such information is confidential and such Participant, Assignee, counterparty or advisor, prior to the receipt of such information, acknowledges in writing to the Borrowers:

(i)	its understanding that the information so disclosed is confidential;

(ii)	its agreement not to disclose the information or use such information except to evaluate whether the relevant person wishes to become a Participant, Assignee or counterparty; and

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(iii)

if the Participant, Assignee, counterparty or advisor is an affiliate of any person that trades or deals in securities of Methanex or its affiliates, its agreement to take all actions necessary to ensure that the information is not transmitted to any individual involved in trading or dealing in securities of Methanex or its affiliates or in preparing or disseminating any research reports or recommendations relating to such securities;

(b)	to any director, officer or employee of such Lender or its affiliates determined by such Lender to require such information; provided that:

(i)	such persons are advised that such information is confidential to the Borrowers;

(ii)	such persons are advised that the information is not to be disclosed to a third party and is not to be used for any purpose other than evaluation, monitor and review pursuant to this agreement; and

(iii)

if the recipient of such information is a person that trades or deals in securities of Methanex or its affiliates, such Lender shall take all actions necessary to ensure that the information is not transmitted to any individual involved in trading or dealing in securities of Methanex or its affiliates or in preparing or disseminating any research reports or recommendations relating to such securities;

(c)

to legal counsel, accountants and other consultants and professional advisors determined by such Lender to require such information for the purpose of assisting in or advising upon such evaluation, monitoring and review, if such persons are advised that such information is confidential to the Borrowers; provided that corporate budgets and strategic plans shall only be provided to legal counsel and, upon the occurrence of a Default of Event of Default or such Lender’s reasonable anticipation of same, management consultants or similar professionals engaged in the context of a monitoring, workout, liquidation, receivership or similar proceeding;

(d)

pursuant to applicable Law or at the request of such Lender’s independent auditors or any regulatory or supervisory authority having jurisdiction (whether or not having the force of Law) over such Lender;

(e)	to the extent that such information is or becomes public other than as a result of a disclosure by the Agent Bank or by the Lead Arranger shown on the cover page of this agreement;

(f)

to the extent that such information was previously known to such Lender through means other than the Borrowers, or was acquired from a third party not known to such Lender to be under a duty of confidentiality to the Borrowers or their relevant affiliates;

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(g)

to the extent that such disclosure is made to any assignee, participant or credit insurance provider relating to the Borrowers and their obligations (and to potential Assignees, transferees, Participants or credit insurance providers), so long as such persons are advised of and agree in writing to the provisions of this Section 12.13 or other provisions at least as restrictive as this Section 12.13; or

(h)	to the extent that such disclosure has been consented to in writing by the Borrowers.

Any Lender intending to avail itself of item (d) above shall (without liability to any person for failure to do so, and to the extent permitted by Law) use its reasonable commercial efforts to provide prompt written notice of such intention to the Borrowers, so that the Borrowers may seek a protective order or other appropriate remedy. If such protective order or remedy is not obtained, such Lender shall disclose only that portion of the information legally required and shall disclose the information in a manner reasonably designed to preserve its confidential nature.

Section 12.14 Acknowledgement and Consent to Bail-In of EEA Financial Institutions.

Notwithstanding anything to the contrary in any Credit Facility Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Credit Facility Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)

the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)	the effects of any Bail-In Action on any such liability, including, if applicable:

(i)	a reduction in full or in part or cancellation of any such liability;

(ii)

a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this agreement or any other Credit Facility Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

For the purpose of this Section 12.14:

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(c)	“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

(d)

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

(e)

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

(f)	“EEA Member Country” means any of the member states of the European Union, United Kingdom, Iceland, Liechtenstein, and Norway.

(g)

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegate) having responsibility for the resolution of any EEA Financial Institution.

(h)	“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

(i)

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

Section 12.15 Divisions.

For all purposes under the Credit Facility Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any person becomes the asset, right, obligation or liability of a different person, then it shall be deemed to have been transferred from the original person to the subsequent person, and (b) if any new person comes into existence, such new person shall be deemed to have been organized on the first date of its existence by the holders of its equity interests at such time.

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Section 12.16 Acknowledgement Regarding Any Supported QFCs.

(a)

To the extent that the Credit Facility Documents provide support, through a guarantee or otherwise, for an IRRM or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Credit Facility Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York or of the United States or any other state of the United States):

(b)

In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Credit Facility Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Credit Facility Documents were governed by the laws of the United States or a state of the United States.

As used in this Section 12.16, the following terms have the following meanings:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Covered Entity” means any of the following:

(a)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b)

(b)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

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(c)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

Section 12.17 Severability.

The provisions of this agreement are intended to be severable. If any provision of this agreement shall be held invalid or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability thereof in any other jurisdiction or the remaining provisions hereof in any jurisdiction.

Section 12.18 Prior Understandings.

This agreement supersedes all prior understandings and agreements, whether written or oral, among the parties relating to the transactions provided for herein, except for any separate disclosure consent provided by the Borrowers to any Lender.

Section 12.19 Time of Essence.

Time shall be of the essence hereof.

Section 12.20 Counterparts.

This agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument, and may be delivered by a party by facsimile or similar means of recorded communication.

Section 12.21 AML Legislation.

Each Lender and the Agent Bank (for itself and not on behalf of any Lender) hereby notifies the Borrowers that pursuant to the requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the PATRIOT Act or any other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” applicable Laws (collectively, including any guidelines or orders thereunder (and, in the case of EDC, similar checks and identification procedures to which EDC is subject), “AML Legislation”), it may be required to obtain, verify and record information that identifies Methanex, the US Borrower and each other subsidiary of Methanex, which information includes the name and address of each such person and such other information that will allow such Lender or the Agent Bank, as applicable, to identify each such person in accordance with AML Legislation (including information regarding such person’s directors, authorized signing officers, or other persons in control of each such person). Each Borrower shall provide, to the extent commercially reasonable, such information and take such actions as are reasonably requested by the Agent Bank or any Lender in order to assist the Agent Bank and the Lenders in

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maintaining compliance with AML Legislation. Each Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent Bank (for itself and not on behalf of any Lender), or any prospective assignee of a Lender or the Agent Bank, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

Section 12.22 Counterparts; Electronic Execution.

This agreement and each other Credit Facility Document may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by fax or other electronic transmission of an executed counterpart of a signature page to this agreement and each other Credit Facility Document shall be effective as delivery of an original executed counterpart of this agreement and such other Credit Facility Document. The words “execution,” “execute”, “signed”, “signature” and words of like import in or related to any document to be signed in connection with this agreement or any other Credit Facility Document shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including as provided Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transaction Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Agent Bank may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.

(execution pages follow)

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IN WITNESS WHEREOF the parties have caused this agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

BORROWERS:

METHANEX CORPORATION

Per:	“Kevin Price”

Per:	“Dean Richardson”

METHANEX US OPERATIONS INC.

Per:	“Jeff Ngo”

Per:	“Belinda Seales”

AGENT BANK:

ROYAL BANK OF CANADA

Per:	“Richard Dsouza”

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LENDERS:

ROYAL BANK OF CANADA

Per:	“Jenny Wang”

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JPMORGAN CHASE BANK, N.A.,
TORONTO BRANCH

Per:	“Jeffrey Coleman”

Per:

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BANK OF AMERICA, N.A.,
CANADA BRANCH

Per:	“David Rafferty”

Per:

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BNP PARIBAS, ACTING THROUGH ITS
CANADA BRANCH

Per:	“Mathieu Leroux”

Per:	“Rod O’Hara”

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THE BANK OF NOVA SCOTIA

Per:	“Kurt Foellmer”

Per:	“Manish Muttukuru”

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HSBC BANK USA, N.A.

Per:	“Dave Adamowicz”

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EXPORT DEVELOPMENT CANADA

Per:	“Papa Mor Diop”

Per:	“Carmen Crinjala”

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ATB FINANCIAL

Per:	“Max Herrera”

Per:	“Alex Wojcik”

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FÉDÉRATION DES CAISSES DESJARDINS DU
QUÉBEC

Per:	“Oliver Sumugod”

Per:	“Matt van Remmen”

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PNC BANK, CANADA BRANCH

Per:	“Cameron Ruff”

Per:

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PNC BANK, NATIONAL ASSOCIATION

Per:	“Sarah Avery”

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SCHEDULE 1

LENDERS; COMMITMENTS; LENDING BRANCHES

Lender	Revolver A Commitment (USD)	Revolver B Commitment (USD)	Term C Commitment (USD)	Term D Commitment (USD)

Royal Bank of Canada 2100 – 666 Burrard Street Vancouver, BC V6C 3B1 Attn: Fax:

JPMorgan Chase Bank, N.A., Toronto Branch 66 Wellington Street West, Suite 4500 Toronto, Ontario M5K 1E7 Attn: Fax:

Bank of America, N.A., Canada Branch 106-607-05-02

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574-1055 Dunsmuir St Vancouver, British Columbia V7X 1L3 Attn: Fax:

BNP Paribas, acting through its Canada Branch 155 Wellington Street West Suite 3110 Toronto, Ontario M5V 3H1 Attn:

The Bank of Nova Scotia 40 Temperance St., 6th floor Toronto, Ontario M5H 1Y4 Attn:

HSBC Bank USA, N.A. 14241 Dallas Parkway, Suite 560, Dallas, TX 75254

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Attn:

Export Development Canada 150 Slater Street Ottawa, Ontario K1A 1K3 Attn:

ATB Financial Suite 600, 585 8th Ave S.W. Calgary, AB T2P 1G1 Attn:

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC 1170, rue Peel, Bureau 600 Montreal, Quebec H3B 0B1 Attn: Tel: Fax:

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PNC Bank, Canada Branch The Exchange Tower 130 King Street West, Suite 2140 Toronto, Ontario M5X 1E4 Attn:

PNC Bank, National Association 10500 Northeast 8th Street, Ste 2000 Bellevue, WA 98004 Attn:

TOTAL:	400,000,000	200,000,000	325,000,000	325,000,000

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SCHEDULE 2

BORROWING NOTICE

Royal Bank of Canada

Loan Structuring and Syndications

155 Wellington Street West – 8th Floor

Toronto, Ontario

M5V 3K7

Attention: Manager, Agency Services

Dear Sirs:

The undersigned refers to the Amended and Restated Credit Agreement dated for reference October 29, 2024 (as amended, supplemented and restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as so defined) among inter alia Methanex Corporation and Methanex US Operations Inc. as borrowers, Royal Bank of Canada as agent bank, and the Lenders signatory thereto as lenders, and hereby gives you notice pursuant to Section 3.2(1) of the Credit Agreement that the undersigned requests an Advance under __________ 1 as follows:

The date of such Advance, being a Business Day, is ______________.

The type of Advance comprising such Advance is __________________.2

The aggregate amount of such Advance is $_______________.3

The initial Interest Period applicable to such Advance is ____________________.4

Methanex Corporation/Methanex US Operations Inc.

Per:
Authorized Signatory

Per:
Authorized Signatory

[1]	Specify Revolver A, Revolver B, Term C or Term D.
[2]	Specify SOFR Advance, CORRA Advance, Cdn Prime Rate Advance or US Base Rate Advance.
[3]	Specify in US Dollars or Canadian Dollars, in an amount permitted by Section 2.1(3)
[4]	Specify in the case of a SOFR Advance or CORRA Advance the elected period in months. Insert “N/A” for Cdn Prime Rate Advances or US Base Rate Advances.

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SCHEDULE 3

CLOSING DATE CONDITIONS

1. Purchase Agreement. The Acquisition shall have been consummated or shall be consummated substantially simultaneously with the effectiveness of the Closing Date Amendments in accordance in all material respects with the terms of the Purchase Agreement, including the Disclosure Letter delivered pursuant thereto, as provided to the Agent Bank and the Lenders on September 8, 2024 (without any amendment, modification or waiver thereof or any consent thereunder that is materially adverse to the Lenders (in their capacity as such) without the prior written consent of the Lenders (such consent not to be unreasonably withheld, delayed or conditioned and provided that the Lenders shall be deemed to have consented to such amendment, modification, waiver or consent unless it has objected thereto within two Business Days after written notice or receipt by the Agent Bank and the Lenders of such amendment, modification, waiver or consent); provided that

(i)

a reduction in the consideration payable under the Purchase Agreement of less than 10% shall not be deemed to be materially adverse to the interests of the Lenders to the extent that such reduction is applied 100% to reduce Term Loan A,

(ii)	any increase in the consideration payable under the Purchase Agreement shall not be deemed to be materially adverse to the Lenders if such increase is not funded with indebtedness for borrowed money;

provided in the cases of clauses (i) and (ii) that no purchase price, working capital or similar adjustment provisions set forth in the Purchase Agreement shall constitute a reduction or increase in the purchase price or consideration payable thereunder, and

(iii)

any change to the definition of “US/NL Material Adverse Effect” or “JV Holdco Material Adverse Effect” contained in the Purchase Agreement or Section 8.16 of the Purchase Agreement shall be deemed to be materially adverse to the Lenders.

2. [not used]

3. [not used]

4. [not used]

5. [not used]

6. KYC Information. To the extent not previously satisfied on the Effective Date, as notified by the Agent Bank, the Agent Bank shall have received, at least three Business Days (as defined in the Purchase Agreement in effect on the date hereof) prior to the Closing Date, all documentation and other information about the Borrowers required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, (a) the PATRIOT Act, and (b) to the extent a Borrower qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, a customary Financial Crimes Enforcement Network beneficial

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ownership certificate, in each case, that has been reasonably requested in writing by the Agent Bank or the Lenders at least 10 Business Days (as defined in the Purchase Agreement in effect on the date hereof) prior to the Closing Date.

7. [not used.

8. [not used].

9. Payment of Fees and Expenses. All fees required to be paid by Methanex on or before the Closing Date and reasonable out-of-pocket expenses (including legal fees and expenses) required to be paid by Methanex on or before the Closing Date, to the extent invoiced at least two Business Days (as defined in the Purchase Agreement in effect on the date hereof) prior to the Closing Date, shall, upon the initial borrowing of the Revolving Facility (as amended) and/or Term Loan A, have been paid, or will be substantially simultaneously paid (which amounts may be offset against the proceeds of such facilities).

10. Accuracy of Representations. (i) The Specified Representations (as defined in the Purchase Agreement) shall be true and correct in all material respects (without duplication of any materiality qualifier set forth therein) to the extent required by the certain funds requirements of the Acquisition; and (ii) the representations and warranties made by OCI N.V., Iapetus B.V., OCI Chem 3 B.V. and OCI Chem 2 B.V. in the Purchase Agreement shall be true and correct in all material respects to the extent required by the certain funds requirements of the Acquisition; provided that, for the avoidance of doubt, this clause (ii) shall only be a condition to the extent that Methanex has (or an affiliate of Methanex has) the right (taking into account any applicable cure provisions) to terminate its obligations under the Purchase Agreement in accordance with the terms of the Purchase Agreement as a result of the failure of such representations and warranties to be accurate.

11. No Material Adverse Effect. No US/NL Material Adverse Effect (as defined in the Purchase Agreement in effect on the date hereof) or (if the entirety of Term Loan A is being made available to the Borrowers in a single draw on the Closing Date as contemplated in Section 3.2(7)(a)) JV Holdco Material Adverse Effect (as defined in the Purchase Agreement in effect on the date hereof) shall have occurred since the date of the Purchase Agreement that is continuing.

12. [not used]

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SCHEDULE 4

INTEREST RATE ELECTION

Royal Bank of Canada

Loan Structuring and Syndications

155 Wellington Street West – 8th Floor

Toronto, Ontario

M5V 3K7

Attention: Manager, Agency Services

Dear Sirs:

The undersigned refers to the Amended and Restated Credit Agreement dated for reference October 29, 2024 (as amended, supplemented and restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as so defined) among inter alia Methanex Corporation and Methanex US Operations Inc. as borrowers, Royal Bank of Canada as agent bank, and the Lenders signatory thereto as lenders, and hereby gives you notice pursuant to Section 3.3 of the Credit Agreement of an Interest Rate Election as follows:

(continued on following page)

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The relevant Advance is currently outstanding as a _________ 1 Advance under ______ 2 in the principal amount of $____________, and [Select (a), (b), (c) or (d) as appropriate]

(a)

[SOFR Advance] the applicable Borrower elects to [change such SOFR Advance to a US Base Rate Advance] [continue such SOFR Advance for an additional Interest Period of ____ months] beginning on the last day of the then current Interest Period applicable to such SOFR Advance, being ___________ [3] ;

(b)	[US Base Rate Advance] the applicable Borrower elects to change such US Base Rate Advance to a SOFR Advance for an Interest Period of ___ months beginning on ___________ [4] ;

(c)

[CORRA Advance] the applicable Borrower elects to [change such CORRA Advance to a Cdn Prime Rate Advance] [continue such CORRA Advance for an additional Interest Period of ____ months] beginning on the last day of the then current Interest Period applicable to such CORRA Advance, being ___________ [5] ;

(d)	[Cdn Prime Rate Advance] the applicable Borrower elects to change such Cdn Prime Rate Advance to a CORRA Advance for an Interest Period of ____ months beginning on ___________ [6] ;

Methanex Corporation/Methanex US Operations Inc.

Per:
Authorized Signatory

Per:
Authorized Signatory

[1]	Insert SOFR Advance, US Base Rate Advance, CORRA Advance or Cdn Prime Rate Advance.
[2]	Specify Revolver A, Revolver B, Term C or Term D.
[3]	Insert effective date.
[4]	Insert effective date.
[5]	Insert effective date.
[6]	Insert effective date.

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SCHEDULE 5

ISSUE NOTICE

Royal Bank of Canada

Loan Structuring and Syndications

155 Wellington Street West - 8th Floor

Toronto, Ontario

M5V 3K7

Attention: Manager, Agency Services

Dear Sirs:

The undersigned refers to the Amended and Restated Credit Agreement dated for reference October 29, 2024 (as amended, supplemented and restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as so defined) among inter alia Methanex Corporation and Methanex US Operations Inc. as borrowers, Royal Bank of Canada as agent bank, and the Lenders signatory thereto as lenders, and hereby gives you notice pursuant to Section 5.2(1) of the Credit Agreement of an Issuance under _______ 1 as follows:

(a)	The proposed Face Amount of the Letter of Credit to be issued is ______________.[2]

(b)	The proposed expiration date of such Letter of Credit is _____________.

(c)	The proposed Issue Date is ____________.

(d)	The name and address of the proposed Beneficiary is as follows:

●

(e)	Annexed as schedule A hereto is a verbatim text of the proposed Letter of Credit.

Methanex Corporation/Methanex US Operations Inc.

Per:
Authorized Signatory

Per:

[1]	Specify Revolver A or Revolver B.
[2]	Insert amount and currency.

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Authorized Signatory

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SCHEDULE 6

FORM OF LETTER OF CREDIT

Irrevocable Standby Letter Of Credit No. :XXXXXX	RBC ROYAL BANK (ADDRESS)

Beneficiary: INSERT BENEFICIARY NAME INSERT ADDRESS	Applicant: INSERT APPLICANT NAME INSERT ADDRESS

Date of Issue: MONTH XX, YEAR	Date and Place of Expiry: MONTH XX, YEAR (One year from issuance date) TORONTO, ONTARIO

AMOUNT: CURRENCY 0.00 (Insert amount and currency in words)

WE, THE ISSUING BANKS, HEREBY ISSUE IN YOUR FAVOUR THIS IRREVOCABLE STANDBY LETTER OF CREDIT NO. XXXXX WHICH IS AVAILABLE BY PAYMENT AGAINST YOUR WRITTEN DEMAND ADDRESSED TO ROYAL BANK OF CANADA, (ADDRESS TO BE INSERTED), OR ANY SUCH OTHER LOCATION THAT WE MAY PROVIDE TO YOU IN WRITING FROM TIME TO TIME, BEARING THE CLAUSE:- “DRAWN UNDER IRREVOCABLE STANDBY

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LETTER OF CREDIT NO. XXXX ISSUED BY ROYAL BANK OF CANADA, (ADDRESS TO BE INSERTED)”, ON BEHALF OF THE ISSUING BANKS, WHEN ACCOMPANIED BY THE FOLLOWING DOCUMENTS:

1. THE ORIGINAL OF THIS IRREVOCABLE STANDBY LETTER OF CREDIT.

2. BENEFICIARY’S CERTIFICATE PURPORTEDLY SIGNED BY AUTHORIZED OFFICER(S) STATING THAT APPLICANT HAS DEFAULTED IN THE PERFORMANCE OF ITS OBLIGATIONS WITH RESPECT TO (INSERT PURPOSE)

IN ADDITION TO PRESENTATION OF YOUR DEMAND TO OUR ADDRESS MENTIONED ABOVE, A COPY MUST BE EMAILED TO GLATRADE@RBC.COM.

THIS IRREVOCABLE STANDBY LETTER OF CREDIT EXPIRES ON MONTH XX, YEAR.

IT IS A CONDITION OF THIS IRREVOCABLE STANDBY LETTER OF CREDIT, THAT IT SHALL BE DEEMED TO BE AUTOMATICALLY EXTENDED, WITHOUT AMENDMENT, FROM YEAR TO YEAR FROM THE PRESENT OR ANY FUTURE EXPIRATION DATE HEREOF, UNLESS AT LEAST THIRTY (30) DAYS PRIOR TO ANY SUCH DATE, WE SEND NOTICE TO THE BENEFICIARY IN WRITING BY REGISTERED MAIL OR COURIER SERVICE THAT WE ELECT NOT TO CONSIDER THIS IRREVOCABLE STANDBY LETTER OF CREDIT EXTENDED FOR ANY ADDITIONAL PERIOD.

PARTIAL DRAWINGS ARE PERMITTED.

EACH ISSUING BANK HEREBY IRREVOCABLY UNDERTAKES, SEVERALLY ACCORDING TO THE PERCENTAGE SET FORTH NEXT TO ITS SIGNATURE BELOW (SUCH ISSUING BANK’S “APPLICABLE PERCENTAGE”) AND NOT JOINTLY WITH ANY OTHER ISSUING BANK, THAT DOCUMENTS PRESENTED IN STRICT COMPLIANCE WITH THE TERMS OF THIS IRREVOCABLE STANDBY LETTER OF CREDIT WILL BE DULY HONOURED BY PAYING TO ROYAL BANK OF CANADA, AS AGENT (THE “AGENT”) SUCH ISSUING BANK’S SHARE (ACCORDING TO ITS APPLICABLE PERCENTAGE) OF THE AMOUNT OF SUCH DRAWING. THE AGENT HEREBY IRREVOCABLY UNDERTAKES THAT ANY AMOUNT SO RECEIVED BY IT WILL BE MADE AVAILABLE TO YOU BY PROMPTLY CREDITING THE PAYMENT SO RECEIVED, IN LIKE FUNDS, IN ACCORDANCE WITH YOUR INSTRUCTIONS.

THE OBLIGATION OF EACH ISSUING BANK UNDER THIS IRREVOCABLE STANDBY LETTER OF CREDIT IS SEVERAL AND NOT JOINT AND SHALL AT ALL TIMES BE AN AMOUNT EQUAL TO SUCH ISSUING BANK’S APPLICABLE PERCENTAGE OF THE AGGREGATE UNDRAWN AMOUNT OF THIS

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IRREVOCABLE STANDBY LETTER OF CREDIT (AND OF EACH DRAWING UNDER THIS IRREVOCABLE STANDBY LETTER OF CREDIT).

THIS IRREVOCABLE STANDBY LETTER OF CREDIT HAS BEEN EXECUTED AND DELIVERED BY THE AGENT IN THE NAME AND ON BEHALF OF, AND AS ATTORNEY-IN-FACT FOR, EACH ISSUING BANK. THE AGENT IS AUTHORIZED TO ACT UNDER THIS IRREVOCABLE STANDBY LETTER OF CREDIT AS THE AGENT OF EACH ISSUING BANK TO:

(I) RECEIVE DEMANDS FOR PAYMENT AND OTHER DOCUMENTS PRESENTED BY YOU UNDER THIS IRREVOCABLE STANDBY LETTER OF CREDIT,

(II) DETERMINE WHETHER SUCH DEMANDS AND DOCUMENTS ARE IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THIS LETTER OF CREDIT AND

(III) NOTIFY EACH ISSUING BANK THAT A VALID DRAWING HAS BEEN MADE AND THE DATE THAT THE RELATED DISBURSEMENT IS TO BE MADE.

THE AGENT IRREVOCABLY UNDERTAKES THAT IT WILL PROMPTLY NOTIFY EACH ISSUING BANK OF ANY VALID DRAWING UNDER THIS IRREVOCABLE STANDBY LETTER OF CREDIT.

BY YOUR ACCEPTANCE HEREOF, YOU AGREE THAT THE AGENT SHALL HAVE NO OBLIGATION OR LIABILITY TO HONOUR ANY DRAWING UNDER THIS IRREVOCABLE STANDBY LETTER OF CREDIT WITH THE EXCEPTION OF THE AMOUNT COMMITTED TO BY IT IN ITS CAPACITY AS AN ISSUING BANK, AND THAT NEITHER ANY ISSUING BANK NOR THE AGENT SHALL BE RESPONSIBLE FOR THE FAILURE OF ANY OTHER ISSUING BANK TO MAKE A PAYMENT TO BE MADE BY SUCH OTHER ISSUING BANK HEREUNDER. THE OBLIGATION OF EACH ISSUING BANK UNDER THIS IRREVOCABLE STANDBY LETTER OF CREDIT IS THE INDIVIDUAL OBLIGATION OF SUCH ISSUING BANK AND IS IN NO WAY CONTINGENT UPON REIMBURSEMENT OF ANY DRAWING HEREUNDER.

AN ISSUING BANK MAY CEASE TO BE A PARTY TO, AND A NEW BANK MAY BECOME A PARTY TO, THIS IRREVOCABLE STANDBY LETTER OF CREDIT, AND/OR THE APPLICABLE PERCENTAGE OF AN ISSUING BANK MAY CHANGE; PROVIDED THAT NO SUCH EVENT WILL REDUCE THE THEN AVAILABLE AMOUNT UNDER THIS IRREVOCABLE STANDBY LETTER OF CREDIT. UPON THE OCCURRENCE OF ANY SUCH EVENT, THE ISSUING BANK WILL ISSUE AMENDMENT TO YOU OF SUCH EVENT, INCLUDING ANY CHANGE IN THE IDENTITIES OF THE ISSUING BANKS SEVERALLY BUT NOT JOINTLY LIABLE IN RESPECT OF THE AGGREGATE UNDRAWN AMOUNT OF

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THIS IRREVOCABLE STANDBY LETTER OF CREDIT (BASED UPON THEIR RESPECTIVE APPLICABLE PERCENTAGES THEREOF) AND/OR ANY CHANGE IN SUCH APPLICABLE PERCENTAGES. SUCH AMENDMENTS WILL NOT BE SUBJECT TO THE BENECIARY’S CONSENT.

THIS IRREVOCABLE STANDBY LETTER OF CREDIT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE PROVINCE OF ONTARIO (WITHOUT REFERENCE TO CHOICE OF LAW DOCTRINE) AND IS SUBJECT TO THE INTERNATIONAL STANDBY PRACTICES (1998 REVISION), INTERNATIONAL CHAMBER OF COMMERCE PUBLICATION NO. 590 (THE “ISP 98”). IN THE EVENT OF ANY CONFLICT BETWEEN THE LAW OF THE PROVINCE OF ONTARIO AND THE ISP, THE ISP SHALL CONTROL. EACH OF THE ISSUING BANKS HEREBY IRREVOCABLY ATTORNS TO THE NON-EXCLUSIVE JURISDICTION OF THE ONTARIO COURTS AND WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK JURISDICTION OVER IT.

VERY TRULY YOURS,

ROYAL BANK OF CANADA,

AS AGENT

NAME: INSERT NAME	NAME: INSERT NAME

AUTHORIZED SIGNATURE	AUTHORIZED SIGNATURE

ISSUING BANKS	APPLICABLE PERCENTAGE

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ROYAL BANK OF CANADA	00.00%

INSERT BANK	00.00%

BY: ROYAL BANK OF CANADA,

ATTORNEY-IN-FACT

NAME: INSERT NAME	NAME: INSERT NAME

AUTHORIZED SIGNATURE	AUTHORIZED SIGNATURE

INSERT BANK	00.00%

BY: ROYAL BANK OF CANADA,

ATTORNEY-IN-FACT

NAME: INSERT NAME	NAME: INSERT NAME

AUTHORIZED SIGNATURE	AUTHORIZED SIGNATURE

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SCHEDULE 7

NOTICE PERIODS

ACCOMMODATIONS:

SOFR	3 Business Days

US BASE RATE	1 Business Day

CDN PRIME RATE	1 Business Day

CORRA	3 Business Days

L/C’s	2 Business Days

REVOLVING REPAYMENTS:

SOFR	3 Business Days

US BASE RATE	1 Business Day

CDN PRIME RATE	1 Business Day

CORRA	3 Business Days

L/C’s	3 Business Days

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SCHEDULE 8

CORPORATE MATTERS

Part One

[see corporate chart on immediately following page]

Part Two

Name	Jurisdiction of Formation / Continuation	Other jurisdictions where registered

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SCHEDULE 9

CERTAIN EXISTING LIENS, ETC.

1.	[intentionally deleted]

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SCHEDULE 10

FORM OF SOLVENCY CERTIFICATE

[•][•], 202[•]

This Solvency Certificate is being executed and delivered pursuant to Section 6.1(1)(f) of the Amended and Restated Credit Agreement dated for reference October 29, 2024 (as amended, supplemented and restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as so defined) among inter alia Methanex Corporation (the “Company”) and Methanex US Operations Inc. as borrowers, Royal Bank of Canada as agent bank, and the Lenders signatory thereto as lenders.

I, [•], a [•] of the Company [(after giving effect to the Transactions)]1, in such capacity only and not in an individual capacity (and without personal liability), hereby certify on behalf of the Company as follows, in each case as of the date hereof:

1.

The sum of the debt and liabilities (subordinated, contingent or otherwise) of the Company and its subsidiaries, on a consolidated basis, does not exceed the fair value of the present assets of the Company and its subsidiaries, on a consolidated basis.

2.	The capital of the Company and its subsidiaries, on a consolidated basis, is not unreasonably small in relation to their business as conducted or contemplated to be conducted on the date hereof.

3.

The present fair saleable value of the assets of the Company and its subsidiaries, on a consolidated basis and as a going concern, is greater than the total amount that will be required to pay the probable liabilities of the Company and its subsidiaries, on a consolidated basis, as applicable, as they become absolute and matured.

4.

The Company and its subsidiaries, on a consolidated basis, have not, incurred and do not intend to incur, or believe that they will incur, debts or other liabilities, including current obligations, beyond their ability to pay such debts or other liabilities as they become due (whether at maturity or otherwise).

5.

For purposes of this Solvency Certificate, the amount of any contingent liability has been computed as the amount that, in light of all of the facts and circumstances existing as of the date hereof, represents the amount that can reasonably be expected to become an actual or matured liability.

6.

In reaching the conclusions set forth in this Solvency Certificate, the undersigned has made such investigations and inquiries as the undersigned has deemed appropriate to provide this Solvency Certificate. The undersigned is familiar with the finances and assets of the Company and its subsidiaries.

[1]	To be included in the Solvency Certificate to be delivered post-Transactions.

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7.

The undersigned acknowledges that the Agent Bank and the Lenders are relying on the truth and accuracy of this Solvency Certificate in connection with the Commitments and Advances under the Credit Agreement.

DATED this [**] day of [**], 20__.

METHANEX CORPORATION

Per:
Name:
Title:

Methanex Second 2024 ARCA

SCHEDULE 11

CHANGE OF CONTROL (definition)

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as of the date of determination, the lesser of (i) the fair market value of the property subject to such Sale/Leaseback Transaction (as determined in good faith by the Board of Directors) or (ii) the present value (discounted at a rate per annum equal to the coupon on the applicable Debt Securities compounded annually) of the total obligations of the lessee for rental payments (excluding amounts required to be paid on account of operating costs, maintenance and repairs, insurance, taxes, assessments, utility rates and similar charges) during the remaining term of such lease (including any period for which such lease has been extended).

“Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board of Directors.

“Business Day” means each day that is not a Legal Holiday.

“Capital Lease Obligations” of a person means any obligation which is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with GAAP; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with GAAP; except that the Stated Maturity thereof shall be deemed to be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” of any person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such person, including any Preferred Stock, but excluding any debt securities convertible into or exchangeable for such equity.

“Change of Control” means the occurrence of any one of the following:

(1)

the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of amalgamation, merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than the Company or a Restricted Subsidiary;

(2)	the adoption of a plan relating to the liquidation or dissolution of the Company;

(3)

the consummation of any transaction (including, without limitation, any amalgamation, merger or consolidation) the result of which is that any “person” (as defined in clause (1) of this definition), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than

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50% of the outstanding Voting Stock of the Company, measured by voting power rather than number of shares;

(4)	the first day on which a majority of the members of the Board of Directors are not Continuing Directors; or

(5)

the Company amalgamates or consolidates with, or merges with or into, any person, or any person amalgamates or consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction constitute, or is converted into or exchanged for, a majority of the Voting Stock of the surviving or transferee person, measured by voting power rather than number of shares, immediately after giving effect to such transaction.

“Company” means Methanex Corporation, a Canadian corporation, and, subject to the provisions of Article X of the Indenture, shall also include its successors and assigns.

“Continuing Directors” means, with respect to a series of Debt Securities, as of any date of determination, any member of the Board of Directors who:

(i)	was a member of the Board of Directors on the date of the original issuance of the series of Debt Securities for any series of Debt Securities issued after June 30. 2002; or

(ii)

was nominated for election or elected to the Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board of Directors at the time of such nomination or election.

“Debt Securities” has the meaning stated in the first recital of this Indenture and more particularly means any debt security or debt securities, as the case may be, of any series authorized and delivered under this Indenture.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Event of Default” has the meaning specified in Section 6.01 of the Indenture.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“GAAP” means International Financial Reporting Standards as issued by the International Accounting Standards Board in effect as of January 1, 2011.

“Guarantee” means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Indebtedness of any other person and any obligation, direct or indirect, contingent or otherwise, of such person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other

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person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as verb has a correlative meaning.

“Indebtedness” of any person means, without duplication:

(i)

the principal of, premium (if any) in respect of and interest on (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments related to or for money borrowed for the payment of which such person is responsible or liable;

(ii)	all Capital Lease Obligations of such person and all Attributable Indebtedness in respect of Sale/Leaseback Transactions entered into by such person;

(iii)

all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement {but excluding in each case trade accounts payable or accrued liabilities arising in the ordinary course of business);

(iv)

all obligations of such person for the reimbursement of any obligor on any letter credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit);

(v)

all obligations of such person with respect to the redemption, repayment or other repurchase of, in the case of a Subsidiary, any Preferred Stock and, in the case of any other person, any Redeemable Stock (but excluding any accumulated dividends);

(vi)

all obligations of the type referred to in clauses (i) through (v) of other persons for the payment of which such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including any Guarantees of such obligations; and

(vii)

all obligations of the type referred to in clauses (i) through (vi) of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

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The amount of Indebtedness of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

“Indenture” means the indenture dated as of July 20, 1995 between Methanex Corporation and United States Trust Company of New York, as amended or supplemented from time to time.

“Legal Holiday” means each day that is a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York or the City of Vancouver.

“Lien” means any mortgage, pledge, security interest, conditional sale or other title retention agreement or other similar lien.

“Officer’s Certificate” means a certificate signed by the Chairman of the Board, any Vice Chairman, the President or any Vice President of the Company (or other officer performing similar functions) and by the Chief Financial Officer, the Treasurer, the Secretary or any Assistant Treasurer or Assistant Secretary of the Company (or other officer performing similar functions). Each such certificate shall include the statements provided for in Section 13.05 of the Indenture, if applicable.

“Preferred Stock”, as applied to any Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Redeemable Stock” means any Capital Stock that by its terms or otherwise is required to be redeemed prior to the first anniversary of the Stated Maturity of the applicable Debt Securities or is redeemable at the option of the holder thereof at any time prior to such first anniversary.

“Restricted Subsidiaries” means each Subsidiary of the Company other than the Unrestricted Subsidiaries.

“Sale/Leaseback Transaction” means an arrangement with any person other than the Company or a Restricted Subsidiary providing for the leasing by the Company or any Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person in contemplation of such leasing; provided, however, that any subsequent transfer of any such arrangement between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, whereby the Company or a Restricted Subsidiary ceases to be the lessor under such arrangement, shall be deemed to constitute a Sale/Leaseback Transaction at such time.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

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“Subsidiary” means, in respect of any person, any corporation, limited liability company, association, partnership or other business entity of which more that 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such person, (ii) such person and one or more Subsidiaries of such person or (iii) one or more Subsidiaries of such person.

“Trustee” initially means United States Trust Company of New York and any other person or persons appointed as such from time to time pursuant to Section 7.08 of the Indenture, and, subject to the provisions of Article VII of the Indenture, includes its or their successors and assigns. If at any time there is more than one such person, “Trustee” as used with respect to the Debt Securities of any series shall mean the Trustee with respect to the Debt Securities of that series.

“Unrestricted Subsidiaries” means, as it applies to the Debt Securities, (1) any Subsidiary of the Company that shall be designated as an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (2) each Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (other than a Restricted Subsidiary which owns, legally or beneficially, all or a material portion of or interest in any of the facilities located at Puntas Arenas in Chile (including Chile I, Chile II, Chile III or Chile IV), Waitara and Motunui in New Zealand (including D I, D II, D III and D IV) and Point Lisas in Trinidad (and owned as of the date of this Fourth Supplemental Indenture by Methanex Trinidad Unlimited)) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds an Lien on any property of, the Company or any other Subsidiary that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that, immediately after giving effect to such designation no Default shall have occurred and be continuing. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the forgoing provisions.

“Voting Stock” of any person as of any date means the Capital Stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Methanex Second 2024 ARCA

SCHEDULE 12

APPLICABLE MARGIN

APPLICABLE MARGIN:

The Rating to be determined by Moody’s and S&P; the borrowing margin for the period immediately subsequent to the publication of the Rating shall be set as follows (and the US Base Rate/SOFR pricing for Term C will be    bps higher, and for Term D will be   bps higher):

	Rating (see below re: split Ratings)	Cdn Prime Rate / US Base Rate	CORRA / SOFR /L/C’s	Standby Fee

>Baa2 / BBB Baa3 / BBB- Ba1 / BB+ Ba2 / BB Ba3 / BB- <Ba3 / BB-

For split Ratings, (i) with a one notch differential, the pricing at the higher Rating shall apply, and (ii) with more than one notch differential, the average of the pricings at the Ratings shall apply. If there is only one Rating because Methanex has determined to eliminate all other Ratings or has otherwise failed to maintain two Ratings, or if there are no Ratings, the highest applicable margin (greatest number of bps) on the grid immediately above shall apply. Notwithstanding the prior sentence, if there is only one Rating because an Agency ceases to exist or to otherwise provide rating services generally, the remaining single Rating shall be used for the purposes of this schedule 12

STANDBY FEE:	The standby fee for Term Loan A will be as set out in Section 2.6(1).

TICKING FEE:

Both the Revolving Facility and Term Loan A will have a ticking fee of   basis points commencing November 7, 2024 and   basis points commencing March 7, 2025; provided that such fee shall, in the case of existing Lenders under the First 2024 ARCA, apply only to incremental commitments and shall only accrue until the Closing Date.

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SCHEDULE 13

FORM OF COMPLIANCE CERTIFICATE

METHANEX CORPORATION

Quarterly Compliance Certificate for the Financial Quarter ended ______________ (the “Compliance Date”)

The undersigned refers to the Amended and Restated Credit Agreement dated for reference October 29, 2024 (as amended, supplemented and restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as so defined) among inter alia Methanex Corporation and Methanex US Operations Inc. as borrowers, Royal Bank of Canada as agent bank, and the Lenders signatory thereto as lenders.

Methanex Corporation certifies, without personal liability to the officer signing this certificate, as follows:

1.	As at the Compliance Date, the Funded Debt Ratio was [__% 1].

2.	For the four consecutive Financial Quarters ended on the Compliance Date, the Interest Coverage Ratio was ___:1.0. [2]

3.

As at the Compliance Date, the sum of the aggregate Attributable Indebtedness and the aggregate Debt comprising borrowed monies of Methanex and all Restricted Subsidiaries secured by Permitted Liens but excluding Excluded Items, as a percentage of Consolidated Tangible Net Worth of Methanex (as determined in accordance with GAAP), was __%.

4.

Maintenance capital expenditures were $___________for the four consecutive Financial Quarters ended on the Compliance Date and maintenance capital expenditures are expected to be $__________for the four consecutive Financial Quarters following the Compliance Date.

5.	Management’s best estimate of Consolidated Net Worth under (and as defined in) the 1995 U.S. Note Indenture, save for non-material adjustments reflecting changes in GAAP, is US$______.

The schedules supporting the calculation of items 1 to 5 are attached and incorporated herein by reference.

6.	Annexed hereto are details of all investments in and loans and advances to Non-Recourse Subsidiaries.[3]

7.	No Default or Event of Default has occurred and is continuing.

8.	Any material differences between figures set forth in this certificate as calculated on the basis of GAAP as in effect on January 1, 2017 and figures set forth in the relevant

[1]	Funded Debt Ratio to be tested at 60.0% prior to ICR Waiver Period, 55% (on a permanent basis) once an ICR Waiver Period Election has been made, subject to and except as provided in Section 2.1(8).
[2]	Interest Coverage Ratio to be 1.0:1 during ICR Waiver Period.
[3]	Will also reflect any ProjectCo during the relevant Project Guarantee Period.

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financial statements provided to the Lenders under Section 9.1(i)(i) or Section 9.1(i)(ii) of the Credit Agreement are set out in the schedules hereto.

9.

Annexed hereto are details of any material environmental liabilities that arose or continued in respect of the Borrowers or any of their subsidiaries during the Financial Quarter which ended on the Compliance Date, together in each case with details of such remedial action as the Borrowers or relevant person intends to take or is taking.

DATED this ● day of ●, 20__.

METHANEX CORPORATION

Per:________________________
Name:
Title:

Per:________________________
Name:
Title:

Methanex Second 2024 ARCA

Schedules to Compliance Certificate 1 2

The foregoing ratios and percentages were calculated as follows (all amounts in US $000’s), in accordance with the definitions in and other relevant provisions of the Credit Agreement:

Funded Debt Ratio (not more than 60.0% prior to the ICR Waiver Period, 55% thereafter, subject to and except as provided in Section 2.1(8))

aggregate Debt comprising borrowed monies of Methanex and Restricted Subsidiaries		●
less: cash of Methanex and Restricted Subsidiaries, net of outstanding items		(●)

Funded Debt	A	●

consolidated shareholders’ equity		●
less: (a) (re: certain redeemable share capital)		(●)
less: (b) (re: 50% of the amount of certain investments in Non-Recourse Subsidiaries)		(●)
less: (c) (re: 100% of the amount of certain other investments)		(●)
less: (d) (re: shares in Methanex held by Methanex)		(●)
less: (e) (re: accrued IRRM gains or losses)		(●)
less: (f) (re: certain asset revaluations) [3]		(●)
less: (g) (re: after-tax impact of certain asset write-downs re up to 3 relocated plants) [4]		(●)
less: (h) (re: after-tax impact of certain decommissioning and dismantling costs re up to 3 relocated plants) [5]		(●)

Consolidated Tangible Net Worth	B	●

Funded Debt Ratio	A/A+B	●%

[1]	Commencing December 31, 2014, reconcile to public statements.
[2]	Delivered schedules will be adjusted/amended as needed to reflect actual calculations, and also to reflect any ProjectCo during the relevant Project Guarantee Period.
[3]	These asset revaluations are capped at US$175 million.
[4]	This after-tax impact can only be up to US$25 million per plant of such asset write-downs.
[5]	This after-tax impact can only be up to US$35 million per plant of these decommissioning and dismantling costs.

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Interest Coverage Ratio (>2.0:1.0 except during the ICR Waiver Period)

Consolidated Net Income of the Borrower		●
add: (a) (re: net loss of Non-Recourse Subsidiaries and JV)		(●)
add: (b) (re: consolidation adjustments re transactions between Non-Recourse Subsidiaries or JV and Methanex or Restricted Subsidiaries)		(●)
add: (c) (re: Net Interest Expense, (to be interpreted without reference to paragraph (h) of such definition for purposes of this definition))		(●)
add: (d) (re: certain repurchases or redemptions of securities)		(●)
add: (e) (re: income taxes)		(●)
add: (f) (re: depreciation and amortization)		(●)
add: (g) (re: cash dividends, and shareholder loan interest payments, received from Non-Recourse Subsidiaries and JV) [6]		(●)
add: (h) (Permitted Atlas/Egypt/JV Amount)		(●)
add: (i) (re: certain non-cash items)		(●)
add: (j) (re: certain unusual one-time cash items)[7]		(●)
add: (k) (re: extraordinary items)		(●)
add: (l) (re: decommissioning and dismantling costs re up to 3 relocated plants)		(●)
add: (m) (re: cash receipts re non-cash items deducted in prior periods)		(●)
add: (n) (Transaction Costs up to $ )		(●)
less: (o) (re: net income of Non-Recourse Subsidiaries and JV)		(●)
less: (p) (re: consolidation adjustments re transactions between Non-Recourse Subsidiaries or JV and Methanex or Restricted Subsidiaries)		(●)
less: (q) (re: certain repurchases or redemptions of securities)		(●)
less: (r) (re: income taxes)		(●)
less: (s) (re: certain non-cash items)		(●)
less: (t) (re: extraordinary items)		(●)
less: (u) (re: cash payments re non-cash items added back in prior periods)			(●)

EBITDA of Methanex and Restricted Subsidiaries	C	●

aggregate interest expense of Methanex and Restricted Subsidiaries, excluding certain capitalized interest		●
less: interest earned on short term cash or cash equivalents by the Borrower and Restricted Subsidiaries[8]		(●)

aggregate net interest expense		●
add: certain fees paid for credit facilities		●
Net Interest Expense	D	●

[6]

Cash dividends and shareholder loan interest payments received by Methanex and Restricted Subsidiaries from Non-Recourse Subsidiaries and JV (other than Atlas while Atlas Condition applies and the Egypt Owner while Egypt Condition applies) shall not exceed 35% of item C.

[7]	Additions re unusual one-time cash items are capped at US$50 million for fiscal years 2018 through 2024.
[8]	Will also reflect any ProjectCo during the relevant Project Guarantee Period.

Methanex Second 2024 ARCA

Interest Coverage Ratio	C/D	●:1.0

Methanex Second 2024 ARCA

SCHEDULE 14

FORM OF ICR WAIVER PERIOD ELECTION

Royal Bank of Canada

Loan Structuring and Syndications

155 Wellington Street West - 8th Floor

Toronto, Ontario

M5V 3K7

Attention: Manager, Agency Services

Dear Sirs:

The undersigned refers to the Amended and Restated Credit Agreement dated for reference October 29, 2024 (as amended, supplemented and restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as so defined) among inter alia Methanex Corporation and Methanex US Operations Inc. as borrowers, Royal Bank of Canada as agent bank, and the Lenders signatory thereto as lenders, and hereby gives you notice pursuant to Section 2.1(7) of the Credit Agreement that the undersigned elects to invoke the terms of the ICR Waiver Period, and represents and warrants to you as follows:

(a)	the amount available to be secured by the Medicine Hat Security by virtue of Section 4.08 of the 1995 US Note Indenture is at least ;

(b)	no Material Adverse Effect (Medicine Hat) has occurred and is continuing; and

(c)	annexed hereto are:

(i)	a Compliance Certificate demonstrating compliance (as at the end of the preceding Financial Quarter) with the financial covenants applicable to the Credit Facilities during the ICR Waiver Period; and

(ii)

management’s best estimate of pro forma calculations demonstrating pro forma compliance (as at the date hereof) with the financial covenants applicable to the Credit Facilities during the ICR Waiver Period.

Methanex Corporation

Per:
Authorized Signatory

Per:
Authorized Signatory

Methanex Second 2024 ARCA

SCHEDULE 15

FORM OF NOTICE OF REPAYMENT

Royal Bank of Canada

Loan Structuring and Syndications

155 Wellington Street West - 8th Floor

Toronto, Ontario

M5V 3K7

Attention: Manager, Agency Services

Dear Sirs:

The undersigned refers to the Amended and Restated Credit Agreement dated for reference October 29, 2024 (as amended, supplemented and restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as so defined) among inter alia Methanex Corporation and Methanex US Operations Inc. as borrowers, Royal Bank of Canada as agent bank, and the Lenders signatory thereto as lenders, and hereby gives you notice pursuant to Section 2.1(4) of the Credit Agreement that the undersigned requests Royal Bank of Canada to action repayment of the principal outstanding under the Credit Agreement as follows:

The date of such repayment, being a Business Day, is ______.

The aggregate amount of such repayment is ______.

The type of Advance being repaid is ______.

The method of payment is ______.

Methanex Corporation/Methanex US Operations Inc.

Per:

Per:

Methanex Second 2024 ARCA

SCHEDULE 16

MEDICINE HAT SITE

[see file on the following page]

Methanex Second 2024 ARCA

Methanex Second 2024 ARCA

Methanex Second 2024 ARCA

Methanex Second 2024 ARCA

SCHEDULE 17

FORM OF ICR WAIVER PERIOD CERTIFICATE

TO:	The Agent Bank

AND TO:	The Lenders

The undersigned refers to the Amended and Restated Credit Agreement dated for reference October 29, 2024 (as amended, supplemented and restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as so defined) among inter alia Methanex Corporation and Methanex US Operations Inc. as borrowers, Royal Bank of Canada as agent bank, and the Lenders signatory thereto as lenders, and the ICR Waiver Period Election dated [**] given by the undersigned to the Agent Bank pursuant to Section 2.1(7) of the Credit Agreement.

The undersigned hereby certifies to you that, as at the date hereof, the undersigned has satisfied all of the ICR Waiver Period Conditions, and:

(a)	as at the date hereof, neither a Default nor an Event of Default has occurred and is continuing; and

(b)	all of the representations and warranties contained in all Credit Facility Documents are true and correct in all material respects as though made on and as of the date hereof;

and for the purposes hereof “Credit Facility Documents” shall include the ICR Waiver Period Election.

Methanex Corporation

Per:
Authorized Signatory

Per:
Authorized Signatory

Methanex Second 2024 ARCA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: March 05, 2025	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Senior Vice President, General Counsel & Corporate Secretary